Exhibit 99.1

EXECUTION COPY

CREDIT AGREEMENT

Dated as of March 18, 2014

between

BPY Bermuda Holdings Limited, BPY Bermuda Holdings II Limited,
Brookfield BPY Holdings Inc., Brookfield BPY Property Holdings I LLC,
Brookfield BPY Property Holdings II LLC, Brookfield BPY Retail Holdings I LLC,
Brookfield BPY Retail Holdings II LLC, Brookfield BPY Retail Holdings III LLC,
Brookfield BPY Retail Holdings II Inc., Brookfield Property Split Corp., Brookfield BPY Finco ULC and Brookfield Office Properties Exchange LP

as Borrowers

and

Brookfield Property Partners L.P. and
Brookfield Property L.P.

as Guarantors

and

The Lenders from time to time Parties hereto

and

The Toronto-Dominion Bank
as Administrative Agent and Issuing Bank

and

TD Securities, Canadian Imperial Bank of Commerce, Citigroup Global Markets Inc., Deutsche Bank Securities Inc.,
HSBC Bank Canada and RBC Capital Markets
as Joint Bookrunners and Co-Lead Arrangers

and

Canadian Imperial Bank of Commerce, Citigroup Global Markets Inc., Deutsche Bank Securities Inc., HSBC Bank Canada and RBC Capital Markets
as Syndication Agents

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		2
1.01	Defined Terms	2
1.02	Applicable Law	15
1.03	Consents and Approvals	15
1.04	Materiality Thresholds	15
1.05	Amount of Credit	16
1.06	Currency	16
1.07	Appendices	16

ARTICLE 2 CREDIT FACILITY		16
2.01	Establishment of Credit Facility	16
2.02	Loans and Borrowings	17
2.03	Termination and Reduction of Commitments	17
2.04	Extension of Maturity Date	17
2.05	Funding of Borrowings	18

ARTICLE 3 GENERAL PROVISIONS RELATING TO CREDITS		18
3.01	Credit Availments	18
3.02	Letters of Credit	19
3.03	Loan Advances and Payments	23
3.04	Evidence of Indebtedness	24
3.05	Notice Periods	24
3.06	Request for Borrowings	24
3.07	Types of Borrowings	25
3.08	Absence of Instructions	25
3.09	Breakage Costs	25
3.10	Substitute Basis of Borrowing (LIBOR)	26
3.11	Illegality	26
3.12	Defaulting Lenders	27
3.13	Removal of a Borrower	30
3.14	Addition of Borrower	30

ARTICLE 4 INTEREST AND FEES		31
4.01	Interest Rates	31
4.02	Calculation and Payment of Interest	31
4.03	Letter of Credit Fees	31
4.04	General Interest Rules	32
4.05	Fees	33

ARTICLE 5 REPAYMENTS AND PREPAYMENTS		33
5.01	Repayments under Credit Facility	33
5.02	Mandatory Repayments of Acquisition Facility	33
5.03	Prepayments	35
5.04	Permanent Reduction of the Credit Facility	35
5.05	Payments Generally; Pro Rata Treatment; Sharing of Set-Offs	35
5.06	Locale for Loans	37

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5.07	No Set-Off	37

ARTICLE 6 REPRESENTATIONS AND WARRANTIES		37
6.01	Representations and Warranties	37
6.02	Survival of Representations and Warranties	41

ARTICLE 7 COVENANTS		41
7.01	Covenants	41

ARTICLE 8 CONDITIONS PRECEDENT		48
8.01	Conditions Precedent to Effectiveness of this Agreement	48
8.02	Conditions Precedent to Advances Under Revolving Facility	49
8.03	Conditions Precedent to Advances Under Acquisition Facility	50
8.04	Waiver	52
8.05	Commencement of Brookfield-Initiated Compulsory Acquisition / Subsequent Acquisition Transaction	52

ARTICLE 9 DEFAULT AND REMEDIES		53
9.01	Events of Default	53
9.02	Set-Off by Lender	57

ARTICLE 10 THE ADMINISTRATIVE AGENT		57
10.01	Appointment of Administrative Agent	57
10.02	Limitation of Duties of Administrative Agent	57
10.03	Lack of Reliance on the Administrative Agent	57
10.04	Certain Rights of the Administrative Agent	58
10.05	Reliance by Administrative Agent	58
10.06	Indemnification of Agent	58
10.07	The Agent in its Individual Capacity	59
10.08	May Treat Lender as Owner	59
10.09	Successor Administrative Agent	59
10.10	No Independent Legal Action by Lenders	60
10.11	Joint Bookrunners and Co-Lead Arrangers	60

ARTICLE 11 MISCELLANEOUS		61
11.01	Waivers and Amendments	61
11.02	Patriot Act	62
11.03	Limited Recourse	62
11.04	Notices	62
11.05	Successors and Assigns	63
11.06	Withholding Taxes	65
11.07	Withholding Tax Indemnity	65
11.08	Funding Through Branches of Lender	69
11.09	Expenses	69
11.10	Entire Agreement	69
11.11	Judgment Currency	70
11.12	Additional Amounts	70
11.13	Time	70
11.14	Further Assurances	70

ii

11.15	Expenses	70
11.16	Severability	70
11.17	Public Notices	71
11.18	Confidentiality	71
11.19	Replacement of Lenders	71
11.20	Relationship	72
11.21	Counterparts	72
11.22	Senior Indebtedness	72

ARTICLE 12 GUARANTEE		72
12.01	Guarantee	72
12.02	Indemnity	73
12.03	Payment and Performance	73
12.04	Continuing Obligation	73
12.05	Guarantee Unaffected	74
12.06	Waivers	74
12.07	Right to Act	75
12.08	Action or Inaction	76
12.09	Guaranteed Parties’ Rights	76
12.10	Demand	76

ADDENDA

Appendix A Commitments of the Lenders		A-1
Appendix B Form of Borrowing Notice		B-1
Appendix C Form of Compliance Certificate		C-1
Appendix D Details of Administrative Agent and Borrowers’ Accounts		D-1
Appendix E Form of Prepayment Notice		E-1
Appendix F Form of Subordination Agreement		F-1
Appendix G Form of U.S. Tax Compliance Certificates		G-1
Appendix G-1		G-1
Appendix G-2		G-2
Appendix G-3		G-3
Appendix G-4		G-4
Appendix H New Borrower Accession		H-1
Appendix I Form of Assignment And Assumption		I-1

iii

CREDIT AGREEMENT

THIS AGREEMENT is made as of the 18th day of March, 2014,

BETWEEN:

BPY BERMUDA HOLDINGS LIMITED, BPY BERMUDA HOLDINGS II LIMITED, BROOKFIELD BPY HOLDINGS INC., BROOKFIELD BPY PROPERTY HOLDINGS I LLC, BROOKFIELD BPY PROPERTY HOLDINGS II LLC, BROOKFIELD BPY RETAIL HOLDINGS II INC., BROOKFIELD BPY RETAIL HOLDINGS I LLC, BROOKFIELD BPY RETAIL HOLDINGS II LLC, BROOKFIELD BPY RETAIL HOLDINGS III LLC, BPO SPLIT CORP., BROOKFIELD BPY FINCO ULC and BROOKFIELD OFFICE PROPERTIES EXCHANGE LP

(herein each called a “Borrower” and collectively, the “Borrowers”)

- and -

BROOKFIELD PROPERTY PARTNERS L.P. (“BPY”) and BROOKFIELD PROPERTY L.P. (“BPY Holding LP”)

(herein each called a “Guarantor” and collectively, the “Guarantors”)

- and -

THE LENDERS FROM TIME TO TIME PARTIES HERETO

- and -

THE TORONTO-DOMINION BANK

(herein called the “Administrative Agent”)

- and -

THE TORONTO-DOMINION BANK

(herein called the “Issuing Bank”)

- and -

TD SECURITIES, CANADIAN IMPERIAL BANK OF COMMERCE, CITIGROUP GLOBAL MARKETS INC., DEUTSCHE BANK SECURITIES INC., HSBC BANK CANADA and RBC CAPITAL MARKETS,

(herein called the “Joint Bookrunners and Co-Lead Arrangers”)

- and —

CANADIAN IMPERIAL BANK OF COMMERCE, CITIGROUP GLOBAL MARKETS INC., DEUTSCHE BANK SECURITIES INC., HSBC BANK CANADA and RBC CAPITAL MARKETS

(herein called the “Syndication Agents”)

WHEREAS the Borrowers have requested that the Lenders establish certain credit facilities for their benefit which the Lenders have agreed to provide on the terms and conditions contained herein;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.01                        Defined Terms

As used in this Agreement, the following terms have the meanings set out below:

“Acquisition Facility” has the meaning given to that term in Section 2.01(b).

“Administrative Agent” means The Toronto-Dominion Bank, in its capacity as administrative agent for the Lenders hereunder, or any successor Administrative Agent appointed pursuant to Section 10.09.

“Administrative Questionnaire” means an administrative questionnaire in a form supplied by the Administrative Agent.

“Affiliate” means, with respect to any Person, another Person that directly, or indirectly through one or more Persons, Controls or is Controlled by or is under common Control with, such Person.

“Agreement” means this credit agreement, including the appendices referred to herein, as amended, modified, supplemented and restated from time to time.

“Applicable Margin” means, with respect to any Loan or the standby fee, the applicable rate per annum, expressed as a percentage, set forth in the relevant column of the table below subject to adjustment as contemplated herein. The fee for Letters of Credit will be equal to the Applicable Margin for LIBOR Loans.

Base Rate Loans	LIBOR Loans	Standby Fee
1.25%	2.25%	0.45%

“Applicable Percentage” means with respect to a Lender (other than the Issuing Bank in such capacity) the percentage of the total Commitments represented by such Lender’s Commitment. If any Commitments have terminated or expired, the Applicable Percentages in respect of the terminated or expired Commitments shall be determined based upon the relevant Commitments most recently in effect (i.e., prior to their termination or expiry), giving effect to any assignments.

“Assignment and Assumption” means an assignment and assumption entered into by a Lender and an assignee (with the consent of any party whose consent is required by Section 11.05(b) or pursuant to Section 11.19), and accepted by the Administrative Agent, in the form of Appendix I or any other form approved by the Administrative Agent.

“Available Credit” means, at any particular time up to and including the Maturity Date, the difference obtained when the aggregate amount of credit outstanding under the Credit Facility (calculated in accordance with Section 1.05) at such time is deducted from the Credit Facility Amount at such time.

“Banking Day” means any day, other than Saturday and Sunday, on which banks generally are open for business in Toronto, Ontario and New York, New York; which term will exclude, when used in relation to a LIBOR Loan, any day that is not a day on which transactions can be carried on in the London interbank market.

“Base Rate” means, for any particular day, the variable rate of interest per annum, calculated on the basis of a 365 or 366-day year, equal to the greater of (a) the annual rate of interest announced by the Administrative Agent and in effect as its base rate at its principal office in Toronto, Canada on such day for determining interest rates on demand commercial loans in Dollars to Canadian borrowers, and (b) the Federal Funds (Effective) Rate for such day (converted to a rate based on a 365 or 366-day period, as the case may be) plus 75 basis points per annum.

“Base Rate Borrowing” means a Borrowing comprised of one or more Base Rate Loans.

“Base Rate Loan” means monies lent by the Lender to a Borrower hereunder in Dollars and upon which interest accrues at a rate referable to the Base Rate.

“Borrowing” means any availment of the Credit Facility, and includes any Loan (including the issuance of a Letter of Credit or any amendment thereto or renewal or extension thereof) and a rollover or conversion of any outstanding Loan.

“Borrowing Notice” means an irrevocable drawdown notice in the form of Appendix B.

“BPO” means Brookfield Office Properties Inc. or its successor.

“BPO Holding Company” means, as at the relevant time, any BPY Subsidiary which (i) directly or indirectly owns Equity Securities of BPO (or the successor to all or substantially all of the assets of BPO, if any) at such time and such Equity Securities represent more than 50% of the total assets of such BPY Subsidiary at such time determined on a consolidated basis in accordance with GAAP, or (ii) directly or indirectly owns more than 2% of the issued and outstanding Equity Securities of BPO (or the successor to all or substantially all of the assets of

BPO, if any), or (iii) is otherwise a primary holding company or member of a group of primary holding companies for BPY’s consolidated interest in BPO (or any successor to all or substantially all of the assets of BPO, if any).

“BPO Privatization Date” means the first date (if any) on which BPY and BPY Holding LP directly or indirectly own 90% or more of the outstanding common shares of BPO.

“BPY” has the meaning set forth in the recitals hereto, and includes its successors and permitted assigns.

“BPY Holding LP” has the meaning set forth in the recitals hereto, and includes its successors and permitted assigns.

“BPY’s Proportionate Share” means, in respect of any Person that is not wholly owned by BPY or BPY Holding LP and at any date, BPY and BPY Holding LP’s aggregate direct and indirect percentage ownership in the Common Equity of such Person as at such date (without duplication).

“BPY Subsidiary” means any Subsidiary of BPY or BPY Holding LP.

“Brookfield-Initiated Compulsory Acquisition” means a Compulsory Acquisition that is initiated by the Offerors or their Affiliates and not any other shareholder(s) of BPO.

“Capitalized Lease Obligation” means, with respect to any Person, any rental obligation which, under GAAP, is or will be required to be capitalized on the books of such Person taken at the amount thereof accounted for as indebtedness (net of interest expenses) in accordance with GAAP.

“Commitment” means, with respect to each Lender, the commitment of such Lender to make Loans hereunder as described in Section 2.01(b), as such commitment may be reduced from time to time pursuant to Sections 2.03, 5.02 and 5.04, and as such commitments may be reduced or increased from time to time pursuant to assignments by or to such Lender pursuant to Section 11.05 or Section 11.19. The initial amounts of each Lender’s Commitment in respect of the Acquisition Facility, the Revolving Facility and the Credit Facility are set out in Appendix A, or in the Assignment and Assumption pursuant to which such Lender shall have assumed its Commitment, as applicable. The aggregate amount of the Commitments of all Lenders is as set out in Appendix A, as it may be amended or replaced from time to time.

“Common Equity” means, in respect of any Person, the sum of all components of equity other than preferred equity of such Person as determined in accordance with GAAP, including, in the case of BPY, the redeemable exchangeable units of BPY Holding LP and any exchangeable units of Brookfield Office Properties Exchange LP in each case that are exchangeable into partnership units of BPY.

“Completion Date” means the date the Acquisition Facility commitments have terminated pursuant to Section 2.03(a).

“Compulsory Acquisition” has the meaning given to that term in the Offering Circular.

“Consolidated Net Worth” means, as of the time of any determination thereof:

(a)                                 the sum (without duplication) of all Common Equity, all preferred equity and all capital securities shown on the most recent consolidated balance sheet of BPY prepared in accordance with GAAP, less

(b)                                 the amounts attributable to (without duplication) (i) non-controlling interests in consolidated Persons other than the Obligors as shown on such consolidated balance sheet of BPY, and (ii) preferred equity and capital securities that are issued by consolidated Persons other than the Obligors and that are held by non-consolidated Persons, in each case shown or accounted for on such consolidated balance sheet of BPY, less

(c)                                  any treasury shares or units held by BPY; plus

(d)                                 the principal amount of all Subordinated Debt of BPY determined on a consolidated basis as at the date of such balance sheet.

“Consolidated Obligations” means, as of the time of any determination thereof:

(a)                                 the aggregate of all Indebtedness of BPY as shown on the most recent consolidated balance sheet of BPY prepared in accordance with GAAP, less

(b)                                 with respect to Persons who were consolidated but were not wholly-owned by BPY or BPY Holding LP as at the date of such consolidated balance sheet, an amount equal to the Minority Proportionate Share of all Indebtedness of such Person as shown on such consolidated balance sheet (or the footnotes thereto), plus

(c)                                  with respect to Persons who were not consolidated on such balance sheet, an amount equal to the Proportionate Share of all Indebtedness of such non-consolidated Persons as shown on such consolidated balance sheet (or the footnotes thereto), less

(d)                                 all Subordinated Debt of BPY determined on a consolidated basis as at the date of such balance sheet to the extent such Subordinated Debt was included in paragraph (a) of this definition.

“Control” and similar expressions mean a relationship between two Persons wherein one of such Persons has the power, through the ownership of Equity Securities, by contract or otherwise, to directly or indirectly direct the management and policies of the other of such Persons, and includes, without limitation: (a) in the case of a corporation or a trust, the ownership, either directly or indirectly through one or more Persons, of Equity Securities of such corporation or trust carrying more than 50% of the votes that may be cast to elect the directors or trustees of such corporation or trust, either under all circumstances or under some circumstances that have occurred and are continuing, (other than Equity Securities held as collateral for a bona fide debt where the holder thereof is not entitled to exercise the voting rights attached thereto unless a default has occurred), provided that such votes, if exercised, are sufficient to elect a majority of the directors or trustees of such corporation or trust; and (b) in the case of a general partnership or limited partnership, the power, through the ownership of Equity Securities, by contract or otherwise, to act as the managing partner appointed in respect of such general partnership or the general partner appointed in respect of such limited partnership, or to otherwise Control such managing partner or general partner, as applicable.

“Credit Exposure” means, with respect to any Lender at any time, the sum of the outstanding principal amount of the Loans advanced by such Lender.

“Credit Facility” means, collectively, the Revolving Credit Facility and the Acquisition Facility.

“Credit Facility Amount” has the meaning given to that term in Section 2.01(a).

“Default” means any event which, with the passage of time, the giving of notice or both, would be an Event of Default.

“Defaulting Lender” means subject to Section 3.12, any Lender that: (a) has failed to (i) fund all or any portion of its Loans within two Banking Days of the date such Loans were required to be funded hereunder unless such Lender notifies the Administrative Agent and the Borrower in writing that such failure is the result of such Lender’s determination that one or more conditions precedent to funding (which conditions precedent, together with the applicable default, if any, shall be specifically identified in such writing) has not been satisfied, or (ii) pay to the Administrative Agent, the Issuing Bank, or any other Lender any other amount required to be paid by it hereunder (including in respect of its participation in Letters of Credit) within two Banking Days of the date when due; (b) has notified the Borrower, the Administrative Agent or the Issuing Bank in writing that it does not intend to comply with its funding obligations hereunder, or has made a public statement to that effect (unless such writing or public statement relates to such Lender’s obligation to fund a Loan hereunder and states that such position is based on such Lender’s determination that a condition precedent to funding (which condition precedent, together with the applicable default, if any, shall be specifically identified in such writing or public statement) cannot be satisfied); (c) has failed, within three Banking Days after written request by the Administrative Agent or the Borrower, to confirm in writing to the Administrative Agent and the Borrower that it will comply with its prospective funding obligations hereunder (provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon receipt of such written confirmation by the Administrative Agent and the Borrower); or (d) the Administrative Agent has received notification that such Lender is, or has a direct or indirect parent company that is (i) insolvent, or is generally unable to pay its debts as they become due, or admits in writing its inability to pay its debts as they become due, or makes a general assignment for the benefit of its creditors or (ii) the subject of a bankruptcy, insolvency, reorganization, liquidation or similar proceeding, or a receiver, receiver manager, trustee, conservator, intervenor or sequestrator or the like has been appointed for such Lender or its direct or indirect parent company, or such Lender or its direct or indirect parent company has taken any action in furtherance of or indicating its consent to or acquiescence in any such proceeding or appointment; provided that a Lender shall not be a Defaulting Lender solely by virtue of the ownership or acquisition of any equity interest in that Lender or any direct or indirect parent company thereof by a Governmental Authority so long as such ownership interest does not result in or provide such Lender with immunity from the jurisdiction of courts within the United States or Canada or from the enforcement of judgments or writs of attachment on its assets or permit such Lender (or such Governmental Authority or instrumentality) to reject, repudiate, disavow or disaffirm any contracts or agreements made with such Lender. Any determination by the Administrative Agent that a Lender is a Defaulting Lender under clauses (a) through (d) above shall be conclusive and binding absent manifest error, and such Lender shall be deemed to be a Defaulting Lender (subject to Section 3.12) upon delivery of written notice of such determination to the Borrowers, the Guarantors, the Issuing Bank and each Lender. The Administrative Agent shall not be required to ascertain or inquire as to the existence of any Defaulting Lender.

“Designated Account” means:

(a)                                 in respect of any payment made to the Lenders or the Administrative Agent, the account of the Administrative Agent identified in Appendix D, or such other accounts as the Administrative Agent may advise the Borrowers in writing from time to time; and

(b)                                 in respect of any advance made to a Borrower, the account identified in Appendix D for such Borrower, or such other account as such Borrower may advise the Administrative Agent in writing from time to time.

“Disposition” means any sale, transfer or other disposition of any property or assets by any Restricted Entity or BPY Subsidiary to any Person other than to another Restricted Entity or BPY Subsidiary.

“Distribution” means, with respect to any Restricted Entity: (a) the retirement, redemption, retraction, purchase or other acquisition of Equity Securities of such Restricted Entity; (b) the declaration or payment of any dividend, return of capital or other distribution (in cash, securities or other property or otherwise) of, on or in respect of, any Equity Securities of such Restricted Entity; (c) any other payment or distribution (in cash, securities or other property or otherwise) of, on or in respect of any Equity Securities of such Restricted Entity; or (d) any payment, prepayment or repayment on account of any Subordinated Debt (or any other debt that by its terms is expressly subordinated to the senior debt of a Guarantor) owing by such Restricted Entity, including in respect of principal, interest, bonus, premium or otherwise.

“Dollars”, “$” and “US$” mean the lawful money of the United States of America.

“drawdown” means a drawdown or advance of a new Loan pursuant to the Credit Facility, excluding any rollover or conversion of any outstanding Loan.

“Effective Date” means the date on which all of the conditions specified in Section 8.01 are satisfied or waived in accordance with Section 8.04, as confirmed in a written notice from the Administrative Agent to the Borrower.

“Environmental Laws” means all applicable federal, provincial, local or foreign laws, rules, regulations, codes, ordinances, orders, decrees, judgements, injunctions, notices or binding agreements issued, promulgated or entered into by any Governmental Authority, having the force of law and relating to the environment, health and safety, or health protection, including the preservation or reclamation of natural resources and the generation, use, handling, collection, treatment, storage, transportation, recovery, recycling, release, threatened release or disposal of any Hazardous Material.

“Equity Securities” means, with respect to any Person, any and all shares (including all preferred shares), units, interests, participations, rights in, or other equivalents (however designated and whether voting and non-voting) of such Person’s capital, whether outstanding on the date hereof or issued after the date hereof, including without limitation any interest in a partnership, limited partnership or other similar Person and any unit or beneficial interest in a trust, and any and all rights, warrants, options or other rights exchangeable for or convertible into any of the foregoing.

“Event of Default” means any one of the events set forth in Section 9.01.

“Excess Net Proceeds” has the meaning given to that term in Section 5.02(b).

“Excluded Taxes” means any of the following taxes imposed on or with respect to a Lender or required to be withheld or deducted from a payment to a Lender: (a) taxes imposed on or measured by net income (however denominated), franchise or capital taxes, and branch profits taxes, in each case, (i) imposed as a result of such Lender being organized under the laws of, or having its principal office or its applicable lending office located in, the jurisdiction imposing such tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes; (b) withholding taxes of Bermuda, Canada or the United States imposed on amounts payable to or for the account of the Lender with respect to an applicable interest in a Loan or the Credit Facility pursuant to a law in effect on the date on which (i) the Lender acquires such interest in the Loan or the Credit Facility or (ii) the Lender changes its lending office, except to the extent that, pursuant to Section 11.07, amounts with respect to such taxes were payable either to the Lender’s assignor immediately before the Lender became a party hereto or to the Lender immediately before it changed its lending office; (c) taxes attributable to such Lender’s failure to comply with any of Section 11.07(e), 11.07(f), 11.07(g) or 11.07(h); and, (d) any U.S. federal withholding taxes imposed under FATCA.

“FATCA” means Sections 1471 through 1474 of the IRC, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with) and any current or future regulations or official interpretations thereof.

“Federal Funds (Effective) Rate” means, for any day, the rate per annum equal to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers on such day, as published by the Federal Reserve Bank on the Banking Day next succeeding such day; provided that (a) if such day is not a Banking Day, the Federal Funds (Effective) Rate for such day will be such rate on such transactions on the immediately preceding Banking Day as so published on the next succeeding Banking Day, and (b) if no such rate is so published on such next succeeding Banking Day, the Federal Funds (Effective) Rate for such day will be the average of the quotations for such day on such transactions received by the Administrative Agent from three federal funds brokers of recognized standing selected by it.

“Federal Reserve Form” means a statement of purpose for extension of credit secured by margin stock (Federal Reserve Form U-1) or other comparable form.

“Fee Letter” means the letter dated as of February 4, 2014, among the Administrative Agent, the Lenders party thereto and the Borrowers relating to the payment of certain arrangement and commitment fees.

“Fronting Exposure” means, at any time there is a Defaulting Lender, with respect to the Issuing Bank, such Defaulting Lender’s Applicable Percentage of the L/C Obligations other than such L/C Obligations as to which such Defaulting Lender’s participation obligation has been re-allocated to other Lenders or cash collateralized in accordance with the terms hereof.

“First Tier Holding Companies” has the meaning set forth in Section 3.13.

“Foreign Lender” means (a) if any Borrower is a U.S. Person, the Lender, if it is not a U.S. Person, and (b) if any Borrower is not a U.S. Person, the Lender, if it is resident or organized under the laws of a jurisdiction other than that in which such Borrower is resident for tax purposes.

“GAAP” means Canadian generally accepted accounting principles (which, as at the date hereof, are the International Financial Reporting Standards as issued by the International Accounting Board).

“GGP” means General Growth Properties, Inc. or its successor.

“GGP Holding Company” means, as at the relevant time, any BPY Subsidiary which (i) directly or indirectly owns Equity Securities of GGP at such time and such Equity Securities represent more than 50% of the total assets of such Subsidiary at such time determined on a consolidated basis in accordance with GAAP, (ii) directly or indirectly owns more than 5% of the issued and outstanding Equity Securities of GGP or (iii) is otherwise a primary holding company or member of a group of primary holding companies for BPY’s consolidated interest in GGP.

“Governmental Authority” means the Government of Canada, any other nation or any political subdivision thereof, whether provincial, state, territorial or local, and any agency, authority, instrumentality, regulatory body, court, central bank, fiscal or monetary authority or other authority regulating financial institutions, and any other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

“Hazardous Materials” means any substance, product, liquid, waste, pollutant, chemical, contaminant, insecticide, pesticide, gaseous or solid matter, organic or inorganic matter, fuel, microorganism, ray, odour, radiation, energy, vector, plasma, constituent, material or any combination thereof which (a) is regulated or prohibited under any Environmental Law, or (b) is hazardous, hazardous waste, toxic, a pollutant, a deleterious substance, a contaminant or a source of pollution or contamination under any Environmental Law, including petroleum or petroleum distillates, asbestos or asbestos containing materials, polychlorinated biphenyls, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any Environmental Law.

“Indebtedness” means, as at any date and with respect to any Person, (a) the sum of all obligations of such Person for money borrowed (including, without limitation, in respect of outstanding bankers’ acceptances and letters of credit), (b) all Capitalized Lease Obligations and sale and leaseback obligations of such Person, (c) all obligations of such Person under conditional sale or other title retention agreements, all obligations of such Person issued or assumed as full or partial payment for property, whether or not secured by a purchase money mortgage, (d) all obligations of such Person under notes payable, or drafts accepted representing extensions of credit, (e) all financial instrument obligations of such Person and (f) all guarantees by such Person of any of the foregoing obligations of any other Person. For greater certainty, trade accounts do not constitute Indebtedness. For the purposes of determining the amount of “Indebtedness” outstanding under a financial instrument obligation or guarantee thereof as at any date (including for the purposes of Section 7.01(g)(v)), the amount of Indebtedness will equal the amount due or accruing due thereunder on such date (after the netting of obligations as provided thereunder), determined by marking the same to market in accordance with its terms.

“Indemnified Taxes” means (a) taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of any Borrower under this Agreement and (b) to the extent not otherwise described in the foregoing clause (a), Other Taxes.

“Interest Period” means in the case of any LIBOR Loan, the applicable period for which interest on such LIBOR Loan will be calculated pursuant to Article 4 of this Agreement as selected by a Borrower in accordance with the provisions hereof (which period may not have a duration less than one month nor greater than six months).

“IRC” means the Internal Revenue Code of 1986, as amended from time to time.

“Issuing Bank” means The Toronto-Dominion Bank, in its capacity as the issuer of Letters of Credit hereunder, and its successors in such capacity as provided in Section 3.02(m). The Issuing Bank may, in its discretion, arrange for one or more Letters of Credit to be issued by Affiliates of the Issuing Bank, in which case the term “Issuing Bank” shall include any such Affiliate with respect to Letters of Credit issued by such Affiliate.

“L/C Exposure” means, at any time, without duplication, the aggregate undrawn amount of all outstanding Letters of Credit at such time and all L/C Obligations which have not been reimbursed to the Issuing Bank or converted into a Base Rate Loan pursuant to Section 3.02(g). The L/C Exposure of any Lender at any time shall be its Applicable Percentage of the total L/C Exposure at such time.

“L/C Obligations” has the meaning given to that term in Section 3.02(g).

“Lenders” means the Persons listed as lenders on Appendix A (as it may be amended or replaced from time to time in accordance with this Agreement). Unless the context otherwise requires, the term “Lenders” includes the Issuing Bank.

“Letter of Credit” means a documentary or standby letter of credit issued hereunder for the account of a Borrower by the Issuing Bank.

“Letter of Credit Documents” has the meaning given to that term in Section 3.02(h).

“LIBOR” means, in respect of any particular LIBOR Loan and Interest Period, the interest rate per annum as determined by the Administrative Agent from time to time, calculated on the basis of a 360-day year for deposits in the London interbank eurocurrency market in Dollars for substantially the same number of days as such Interest Period that appears on the relevant LIBOR page on the Reuters Service in respect of Dollars, or such other page as is a replacement therefor, as of approximately 11:00 a.m. (London time) on the day which is two Banking Days before the first day of such Interest Period. If such rate is not available at such time for any reason with respect to Dollars, then “LIBOR” with respect to such LIBOR Loan for such Interest Period will be the rate at which Dollar deposits approximately equal to the amount of such LIBOR Loan and for a maturity comparable to such Interest Period are offered by the principal London office of the Administrative Agent in immediately available funds in the London interbank market at approximately 11:00 a.m. (London time) on the day which is two Banking Days prior to the commencement of such Interest Period.

“LIBOR Borrowing” means a Borrowing comprised of one or more LIBOR Loans.

“LIBOR Loan” means monies lent by the Lender to a Borrower hereunder in Dollars for a term not to exceed six months and upon which interest accrues at a rate referable to LIBOR.

“Lien” means, with respect to any property or asset, any mortgage, charge, hypothecation, pledge, or encumbrance on, or other security interest in, such property or asset.

“Limited Recourse Indebtedness” means Indebtedness of any Subsidiary of an Obligor that is or was incurred to finance a specific facility or portfolio of facilities or the acquisition of financial assets (each a “Financed Asset”), provided that such Indebtedness may be secured by liens on only (a) the property that constitutes the Financed Asset, (b) the income from and proceeds of the Financed Asset, (c) the Equity Securities in any Subsidiary of an Obligor that owns, directly or indirectly, an interest in the Financed Asset (a “Financed Subsidiary”) and any related Equity Securities that are owned by any Borrower or Guarantor or Subsidiary (if permitted by Section 7.01(i) or Section 7.01(j)), (d) the contracts pertaining to such Financed Asset, and (e) other assets not directly or indirectly owned by any one or more of the Borrowers, the Guarantors or any Subsidiary.

“Loan” means any Base Rate Loan, LIBOR Loan or the issuance of any Letter of Credit (and, for greater certainty, when a reference is made to the outstanding amount of all Loans, such amount will include all outstanding L/C Exposure).

“Material Adverse Change” means any event, development or circumstance that has had or would reasonably be expected to have a Material Adverse Effect.

“Material Adverse Effect” means a material adverse effect on (a) the business, assets, properties, operations or condition (financial or otherwise) of the Obligors and their Subsidiaries taken as a whole, or (b) the ability of the Obligors (taken as a whole) to perform their obligations under this Agreement.

“Maturity Date” means the maturity date of the Credit Facility which initially is March 18, 2016, as such maturity date may be extended from time to time pursuant to Section 2.04.

“Minority Proportionate Share” means, in respect of any Person that is not directly or indirectly wholly-owned by BPY or BPY Holding LP and any date, the aggregate direct and indirect percentage ownership interest in the Common Equity of such Person that is not owned by BPY or BPY Holding LP as at such date.

“Money Laundering Laws” has the meaning given to that term in Section 6.01(j).

“Net Available Proceeds” means, without duplication:

(a)                                 in respect of any Disposition, all cash and readily marketable cash equivalents that are received by a Restricted Entity or BPY Subsidiary, as applicable, from such Disposition provided that if the applicable Restricted Entity or BPY Subsidiary is not wholly-owned directly or indirectly by BPY, the Net Available Proceeds will only include the portion of such cash or readily marketable cash equivalents proceeds that is actually distributed to a wholly-owned Restricted Entity or BPY Subsidiary (excluding any consideration received in the form of the assumption by an acquiree of Indebtedness or other obligations relating to the property and assets sold pursuant to such Disposition and all non-cash consideration), net of all: (i) costs incurred in connection with such Disposition, including all legal, title and recording expenses, expenses incurred to discharge Liens and encumbrances, commissions and other fees and expenses; (ii) taxes paid, incurred or accrued in respect of such Disposition; and (iii) repayments of Indebtedness which is secured against or with respect to the property or assets sold pursuant to such Disposition or which must by the terms of such Indebtedness be repaid out of the proceeds from such Disposition; and

(b)                                 in respect of any Indebtedness incurred by BPO, all cash received by any Restricted Entity or BPY Subsidiary that in each case is wholly-owned directly or indirectly by BPY from the net proceeds of such incurrence of Indebtedness.

“Non-Defaulting Lenders” means all Lenders other than Defaulting Lenders.

“Obligors” means the Borrower and the Guarantors, and “Obligor” means any one of them.

“OFAC” has the meaning given to that term in Section 6.01(k).

“OFAC Lists” has the meaning given to that term in Section 6.01(k).

“Offer” has the meaning given to that term in the Offering Circular.

“Offering Circular” means the offering document dated February 11, 2014, pursuant to which BPY, BPO Split Corp. and Brookfield Office Properties Exchange LP have made an offer to purchase all of the issued and outstanding common shares of BPO, as amended or supplemented from time to time in accordance with the terms of this Agreement.

“Offerors” means BPY, Brookfield Property Split Corp. and Brookfield Office Properties Exchange LP, and “Offeror” means any one of them.

“Other Connection Taxes” means taxes imposed as a result of a present or former connection between the Lender and the jurisdiction imposing such tax (other than connections arising from the Lender having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced this Agreement, or sold or assigned an interest in any Loan or this Agreement).

“Other Taxes” means all present or future stamp, court or documentary, intangible, recording, filing or similar taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, this Agreement, except any such taxes that are Other Connection Taxes imposed with respect to an assignment of this Agreement.

“Outside Date” means September 30, 2014.

“Patriot Act” means the US Patriot Act (Title III of Pub. L. 107-56) (signed into law October 26, 2001), as amended and supplemented from time to time.

“Participant” has the meaning set out in Section 11.05(e).

“Permitted Liens” means:

(a)                                 Liens on any property or assets existing at the time of acquisition thereof (including acquisition through merger or consolidation) to secure or securing the payment of all or any part of the purchase price, cost of improvement or construction cost thereof or securing any Indebtedness incurred prior to, at the time of or within 120 days after, the acquisition of such property or assets or the completion of any such improvement or construction, whichever is later, for the purpose of financing all or any part of the purchase price, cost of improvement or construction cost thereof or to secure or securing the repayment of money borrowed to pay all or any part of such purchase price, cost of improvement or construction cost or any vendor’s privilege or Lien on such property securing all or any part of such purchase price, cost of improvement or construction cost, including title retention agreements and leases in the nature of title retention agreements (provided such Liens are limited to such property or assets and to improvements on such property);

(b)                                 Liens arising by operation of law;

(c)                                  any other Lien arising in connection with Indebtedness if, after giving effect to such Lien and any other Lien created pursuant to this clause (c) and then existing, the aggregate principal amount of Indebtedness secured by all Liens created pursuant to this clause (c) would not exceed $10,000,000; and

(d)                                 any extension, renewal, substitution or replacement (or successive extensions, renewals, substitutions or replacements), as a whole or in part, of any of the Liens referred to in paragraphs (a) and (b) above or any Indebtedness secured thereby; provided that such extension, renewal, substitution or replacement Lien is limited to all or any part of substantially the same property or assets that secured the Lien extended, renewed, substituted or replaced (plus improvements on such property) and the principal amount of Indebtedness secured by such Lien at such time is not increased.

“Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association,

trust, trustee, executor, administrator or other legal personal representative or Governmental Authority.

“Proportionate Share” means, in respect of any Person that is not directly or indirectly wholly-owned by BPY or BPY Holding LP on any date, the aggregate direct and indirect percentage ownership interest in the Common Equity of such Person that is owned by BPY or BPY Holding LP as at such date.

“Proportionate Take-up Percentage” means, as at any date, (a) the aggregate number of common shares of BPO that were either (1) acquired prior to such date by BPY and/or any BPY Subsidiary pursuant to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction or (2) redeemed pursuant to a Subsequent Acquisition Transaction Redemption, divided by (b) the total number of common shares of BPO that are not owned by BPY or any BPY Subsidiary as at the date hereof.

“Quarterly Date” means each of the last day of each of March, June, September, and December in each calendar year.

“Register” has the meaning set out in Section 11.05(c).

“Reimbursement Obligations” means, at any date, the obligations of a Borrower then outstanding in respect of the Letters of Credit, to reimburse the Administrative Agent for the account of the Issuing Bank for the amount paid by the Issuing Bank in respect of any drawings under the Letters of Credit.

“Related Parties” means, with respect to any Person, such Person’s Affiliates and the respective directors, officers, employees, agents and advisors of such Person and of such Person’s Affiliates.

“Required Lenders” means, at any time, Lenders having Credit Exposures and unused Commitments representing more than 50% of the sum of the total Credit Exposures and unused Commitments at such time; provided that the Credit Exposures and unused Commitments of Defaulting Lenders shall be excluded for purposes of making a determination hereunder.

“Restraint” has the meaning given to that term in Section 7.01(m).

“Restricted Entities” means, as at any date, the Obligors, BPO Holding Companies, GGP Holding Companies and any other holding company formed in compliance with Section 7.01(b) and that sits between BPY and the First Tier Holding Companies existing as at such date.

“Revolving Facility” has the meaning given to that term in Section 2.01(b).

“Subordinated Debt” means unsecured Indebtedness in respect of which the holder thereof has entered into a subordination and postponement in favour of the Lenders in the form attached hereto as Appendix F.

“Subsequent Acquisition Transaction” has the meaning given to that term in the Offering Circular, and for the purposes of Article 8 hereof, shall include a Subsequent Acquisition Transaction Redemption.

“Subsequent Acquisition Transaction Redemption” shall have the meaning set forth in Section 7.01(o).

“Subsidiary” means, with respect to any Person at any date, any corporation, limited liability company, partnership, limited partnership, trust or other entity of which securities or other ownership interests representing more than 50% of the combined Equity Securities are owned, directly or indirectly, by such Person or by any one or more Subsidiaries of such Person.

“Supermajority Lenders” means, at any time, Lenders having Credit Exposures and unused Commitments representing more than 66 2/3% of the sum of the total Credit Exposures and unused Commitments at such time.

“Total Consolidated Capitalization” means, as of the time of any determination thereof, the sum (without duplication) of (i) the Consolidated Net Worth and (ii) all Consolidated Obligations, in each case computed as at such time.

“U.S. Borrower” means any Borrower that is a U.S. Person.

“U.S. Person” means any Person that is a “United States Person” as defined in Section 7701(a)(30) of the IRC.

“U.S. Tax Compliance Certificate” has the meaning given to that term in Section 11.07(f)(ii)(C).

“Withholdings” has the meaning given to that term in Section 11.07.

1.02                        Applicable Law

This Agreement and all documents delivered pursuant hereto are governed by and construed and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and the parties hereto do hereby attorn to the jurisdiction of the courts of the Province of Ontario.

1.03                        Consents and Approvals

Whenever the consent or approval of a party hereto is required in a particular circumstance, such consent or approval will not be unreasonably withheld or delayed by such party except as otherwise provided herein.

1.04                        Materiality Thresholds

Whenever in this Agreement there is a reference to “material”, “materially”, or any similar word in the context of a change, effect or other matter as it relates to a Person, it will be interpreted to mean such a change, effect or other matter which is material, or materially adverse, as the case may be, in relation to the ability of such Person to perform its obligations hereunder.

1.05                        Amount of Credit

Any reference herein to the amount of credit outstanding means, at any particular time:

(a)                                 in the case of a LIBOR Loan or a Base Rate Loan, the principal amount of such Loan; and

(b)                                 in the case of Letters of Credit, the amount of the L/C Exposure.

1.06                        Currency

Unless otherwise stated herein all monetary amounts herein are expressed in Dollars.

1.07                        Appendices

The following appendices are appended to and part of this Agreement:

Appendix A	—	Commitments of the Lenders

Appendix B	—	Form of Borrowing Notice

Appendix C	—	Form of Compliance Certificate

Appendix D	—	Details of Administrative Agent and Borrowers’ Accounts

Appendix E	—	Form of Prepayment Notice

Appendix F	—	Form of Subordination Agreement

Appendix G	—	Form of U.S. Tax Compliance Certificates

Appendix H	—	New Borrower Accession

Appendix I	—	Form of Assignment And Assumption

ARTICLE 2
CREDIT FACILITY

2.01                        Establishment of Credit Facility

(a)                                 Subject to the terms and conditions hereof, each Lender hereby commits to provide the Credit Facility to the Borrowers from time to time during the period commencing on the Effective Date and ending on the Maturity Date (each such commitment a “Commitment”) in an aggregate principal amount equal to the amount set forth beside such Lender’s name in Appendix A under the heading “Total Commitment”. The aggregate amount of the Commitments at any time is the “Credit Facility Amount”.

(b)                                 The Credit Facility will consist of:

(i)                                     a revolving term credit facility (the “Revolving Facility”) in the principal amount of $1,000,000,000; and

(ii)                                  a non-revolving term credit facility (the “Acquisition Facility”) in the principal amount of $1,500,000,000;

and each Lender’s Commitment will be allocated as between these two facilities in accordance with the amounts set forth beside such Lender’s name in Appendix A for each such facility.

2.02                        Loans and Borrowings

Each Loan shall be made as part of a Borrowing consisting of Loans made by the Lenders rateably in accordance with their respective Commitments. The failure of any Lender to make any Loan required to be made by it shall not relieve any other Lender of its obligations hereunder; provided that the Commitments of the Lenders are several and no Lender shall be responsible for any other Lender’s failure to make Loans as required.

2.03                        Termination and Reduction of Commitments

(a)                                 The available and undrawn Commitments under the Acquisition Facility shall terminate, on the earlier of: (i) the withdrawal of the Offer by the Offerors; (ii) the occurrence of any other event or circumstance that makes it impossible for the Offerors to complete the acquisition of any BPO Shares pursuant to the Offer; (iii) the date on which BPY and BPY Holding LP own, directly or indirectly, 100% of the outstanding common shares of BPO; and (iv) the Outside Date.

(b)                                 Unless previously terminated, all remaining Commitments shall terminate on the Maturity Date.

(c)                                  The Borrowers may, upon five Banking Days prior written notice to the Administrative Agent, permanently cancel any unused portion of the Revolving Facility or the Acquisition Facility, without penalty. The Administrative Agent shall promptly notify each Lender of the receipt by the Administrative Agent of any such notice. Any such cancellation shall be applied rateably in respect of the Commitments of each Lender in respect of the applicable facility. Each notice delivered by the Borrowers pursuant to this Section 2.03(c) shall be irrevocable.

2.04                        Extension of Maturity Date

No earlier than 60 days and no later than 30 days prior to March 18, 2016, the Borrowers may, subject to (a) no Default or Event of Default existing at such time, (b) the representations and warranties of the Borrowers and Guarantors contained in Section 6.01 being true and correct in all material respects at such time as if made on such date, except for any representations and warranties which are expressly stated to be made as of a specific date and (c) compliance with Section 5.02(d), extend the Maturity Date for a period of one year to March 18, 2017. If the Borrowers elect to so extend the Maturity Date, the Borrowers will pay to the Administrative

Agent (for the account of the Lenders), on or before March 18, 2016, an extension fee equal to 0.25% of the Credit Facility Amount as at March 18, 2016. The Administrative Agent shall promptly notify the Lenders of such extension (if applicable).

2.05                        Funding of Borrowings

(a)                                 Each Lender shall make each Loan to be made by it hereunder on the proposed date thereof by wire transfer of immediately available funds by 12:00 noon (Toronto time), to the account of the Administrative Agent most recently designated by it for such purpose by notice to the Lenders. The Administrative Agent will make such Loans available to the applicable Borrower by promptly crediting the amounts so received, in like funds, to the Designated Account of such Borrower; provided that Loans made to finance the reimbursement of an L/C Obligation as provided in Section 3.02(g) shall be remitted by the Administrative Agent to the Issuing Bank.

(b)                                 Unless the Administrative Agent shall have received written notice from a Lender prior to the proposed date of any Borrowing that such Lender will not make available to the Administrative Agent such Lender’s share of such Borrowing, the Administrative Agent may assume that such Lender has made such share available on such date in accordance with Section 2.05(a) and may, in reliance upon such assumption, make available to the applicable Borrower a corresponding amount. In such event, if a Lender has not in fact made its share of the applicable Borrowing available to the Administrative Agent, then the Administrative Agent shall seek repayment of such corresponding amount, firstly, from the applicable Lender and, secondly, from such Borrower, if the applicable Lender does not immediately repay such corresponding amount. The applicable Lender and Borrower severally agree to pay to the Administrative Agent forthwith on demand such corresponding amount with interest thereon, for each day from and including the date such amount is made available to such Borrower (in the case of the applicable Lender) or the date a demand for repayment is made (in the case of such Borrower) to but excluding the date of payment to the Administrative Agent, at the default interest rate applicable to Base Rate Loans. If such Lender pays such amount to the Administrative Agent, then such amount shall constitute such Lender’s Loan included in such Borrowing.

ARTICLE 3
GENERAL PROVISIONS RELATING TO CREDITS

3.01                        Credit Availments

Any Borrower may obtain credit (a) under the Revolving Facility from time to time by way of one or more LIBOR Loans (subject to availability), Base Rate Loans and issuances of Letters of Credit, and (b) under the Acquisition Facility from time to time by way of one or more LIBOR Loans (subject to availability) and Base Rate Loans. Each requested LIBOR Loan must be in an amount that is not less than $1,000,000 and a multiple of US$100,000. The Borrowers will be jointly and severally liable for all obligations owing under this Agreement from time to time.

3.02                        Letters of Credit

(a)                                 L/C Commitment. Subject to the terms and conditions of this Agreement, a Borrower may request the issuance, amendment, renewal or extension of Letters of Credit as an availment of the Revolving Facility on any Banking Day prior to the Maturity Date, in a form reasonably acceptable to the Administrative Agent and the Issuing Bank up to an aggregate face amount of $100,000,000.

(b)                                 Currency. Each Letter of Credit will be issued in Dollars.

(c)                                  L/C Documentation. To request the issuance of a Letter of Credit or the amendment, renewal or extension of an outstanding Letter of Credit, a Borrower must execute and deliver to the Issuing Bank and to the Administrative Agent, at least two Banking Days in advance of the requested date of issuance, amendment, renewal or extension, a Borrowing Notice with respect thereto. Each such Borrowing Notice will indicate the amount of the Letter of Credit, the applicable term, the beneficiary, the terms of draw under the requested Letter of Credit and all other relevant information. If requested by the Issuing Bank, the applicable Borrower will submit a letter of credit application on the Issuing Bank’s standard form in connection with any request for a Letter of Credit. In the event of any conflict between any such letter of credit application and the provisions of this Agreement, then the provisions of this Agreement will prevail.

(d)                                 Retirement. A Letter of Credit may only be retired on its maturity date (provided that if the maturity date is not a Banking Day, the first Banking Day after such maturity date) unless and to the extent it has been honoured or unless the original Letter of Credit has been returned to the Issuing Bank together with evidence satisfactory to the Issuing Bank and the Administrative Agent that the beneficiary thereof has authorized the cancellation of the Letter of Credit.

(e)                                  Term. The maturity date of a Letter of Credit will not exceed twelve months after the original date of issuance (or, in the case of any renewal or extension, one year after such renewal or extension).

(f)                                   Participations. By the issuance of a Letter of Credit (or an amendment to a Letter of Credit increasing the amount thereof) and without any further action on the part of the Issuing Bank or the Lenders, the Issuing Bank hereby grants to each Lender, and each Lender hereby acquires from the Issuing Bank, a participation in such Letter of Credit equal to such Lender’s Applicable Percentage of the aggregate amount available to be drawn under such Letter of Credit. In consideration and in furtherance of the foregoing, each Lender hereby absolutely and unconditionally agrees to pay to the Administrative Agent, for the account of the Issuing Bank, such Lender’s Applicable Percentage of each L/C Obligation made by the Issuing Bank and not reimbursed by the applicable Borrower on the date due as provided in Section 3.02(g)), or of any reimbursement payment required to be refunded to a Borrower for any reason. Each Lender acknowledges and agrees that its obligation to acquire participations pursuant to this Section 3.02(f) in respect of Letters of Credit is absolute and unconditional and shall not be affected by any circumstance whatsoever, including any amendment, renewal or extension of any Letter of Credit or the occurrence and continuance of a Default or reduction or termination of the Commitments, and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever.

(g)                                  Drawings. The Borrowers will, by no later than 12:00 (noon) (Toronto time) on any day on which a payment is made by the Issuing Bank under a Letter of Credit (the “L/C Obligations”), reimburse the Issuing Bank by paying to the Administrative Agent for the account of the Issuing Bank an amount equal to the L/C Obligations plus all taxes, fees, charges and other costs and expenses incurred in connection with such payment, failing which the Letter of Credit will be converted into a Base Rate Loan. If a Borrower fails to make such payment when due, the Administrative Agent shall notify each Lender of the applicable L/C Obligation, the payment then due from such Borrower in respect thereof and such Lender’s Applicable Percentage thereof. Promptly following receipt of such notice, each Lender shall pay to the Administrative Agent its Applicable Percentage of the payment then due from such Borrower, and the Administrative Agent shall promptly pay to the Issuing Bank the amounts so received by it from the Lenders. Promptly following receipt by the Administrative Agent of any payment from the Borrowers pursuant to this Section 3.02(g), the Administrative Agent shall distribute such payment to the Issuing Bank or, to the extent that Lenders have made payments pursuant to this Section 3.02(g) to reimburse the Issuing Bank, then to such Lenders and the Issuing Bank as their interests may appear. Any payment made by a Lender pursuant to this paragraph to reimburse the Issuing Bank for any L/C Obligation (other than to fund a Base Rate Loan resulting from the non-payment of the L/C Obligations by the Borrower (as contemplated above)) shall not constitute a Loan and shall not relieve any Borrower of its obligation to reimburse such L/C Obligation.

(h)                                 Reimbursement Obligations Absolute. Each Borrower acknowledges and agrees that the obligation of the Borrowers in respect of all L/C Obligations pursuant to Section 3.02(g) will not be reduced or affected by any event or circumstance whatsoever that might, but for the provisions of this Section 3.02(h), constitute a legal or equitable discharge of the obligations of a Borrower in respect of any Letter of Credit. Each Borrower agrees that any action taken or omitted by the Administrative Agent, the Lenders, the Issuing Bank or any of their Related Parties under or in connection with any Letter of Credit or the related drafts or documents, if done in the absence of gross negligence or wilful misconduct, will be binding on the Borrowers, will not result in any liability of the Administrative Agent, the Lenders, the Issuing Bank or their Related Parties, as applicable, to the Borrowers and will not lessen the obligations of the Borrowers under Section 3.02(g). Notwithstanding anything to the contrary contained herein, none of the Administrative Agent, the Lenders, the Issuing Bank or any of their Affiliates will be liable to the Borrowers for any consequential, indirect, punitive or exemplary damages with respect to actions taken or omitted to be taken by the any of them under any Letter of Credit. The reimbursement obligation of the Borrowers in respect of all L/C Obligations will be absolute, unconditional and irrevocable, will remain in full force and effect until all obligations of the

Borrowers to the Administrative Agent, the Lenders and the Issuing Bank hereunder have been satisfied, and will not be affected, modified or impaired upon the happening of any event, including without limitation, any of the following, whether or not with notice to the Borrowers:

(i)                                     any lack of validity or enforceability of any Letter of Credit or any documentation relating to any Letter of Credit or to any transaction related in any way to such Letter of Credit (the “Letter of Credit Documents”) that appear on their face to be in order, even if such Letter of Credit Documents should in fact prove to be invalid, fraudulent, or forged or any statement made therein is untrue or inaccurate;

(ii)                                  the existence of any claim, set-off, defense or other right which a Borrower may have at any time against any beneficiary or any transferee of any Letter of Credit (or any Persons for whom any such beneficiary or transferee may be acting), the Issuing Bank or any other Person, whether in connection with any of the Letter of Credit Documents, the transactions contemplated therein or herein or any unrelated transactions;

(iii)                               any failure, omission, delay or lack on the part of the Administrative Agent, the Lenders, the Issuing Bank or any party to any of the Letter of Credit Documents to enforce, assert or exercise any right, power or remedy conferred upon any such party under this Agreement or any of the Letter of Credit Documents; and

(iv)                              and none of the above will affect or impair any of the rights or powers of the Lenders hereunder or the obligations of the Borrowers under Section 3.02(g).

(i)                                     Borrowers to Indemnify the Issuing Bank. Each Borrower hereby agrees to indemnify and hold the Issuing Bank harmless from all losses, damages, costs, demands, claims, expenses and other consequences which the Issuing Bank may incur, sustain or suffer, other than pursuant to the Issuing Bank’s own gross negligence or wilful misconduct, as a result of issuing, renewing, extending or amending any Letter of Credit or enforcing or protecting the provisions hereof relating to any Letter of Credit, including without limitation all reasonable legal and other professional fees and expenses reasonably incurred by the Issuing Bank in defending any action brought against the Issuing Bank to compel payment under any Letter of Credit or to restrain the Issuing Bank from making payment thereunder in any proceedings brought by or on behalf of a beneficiary of the Letter of Credit or a Borrower. Each Borrower further agrees that the Issuing Bank, in the absence of the Issuing Bank’s gross negligence or wilful misconduct, will not be liable for any choice of another institution to issue a Letter of Credit outside of Canada against the Issuing Bank’s counter-guarantee or supporting letter of credit, or for any act or omission of such institution in issuing a Letter of Credit on the instructions of the Issuing Bank. Notwithstanding anything to the contrary in this Section 3.02 but subject to the immediately preceding sentence, the Borrowers will not be responsible for, and the Issuing Bank will not be relieved of responsibility to the Borrowers for, any direct damages resulting from any wilful misconduct or gross negligence on the part of the Issuing Bank or Persons for whom the Issuing Bank is responsible.

(j)                                    Rollover. Before the maturity date of any Letter of Credit, the applicable Borrower will notify the Administrative Agent and the Issuing Bank by issuance of a Borrowing Notice if it wishes for the Issuing Bank to issue a replacement Letter of Credit on such maturity date. If such Borrower fails to so issue a Borrowing Notice, the maturing Letter of Credit will expire on its maturity date.

(k)                                 Cash Collateralization. On the Maturity Date or if any Event of Default has occurred and is continuing, the Borrowers will deposit in an interest bearing account with the Administrative Agent, established in the name of the Administrative Agent and for the benefit of the Lenders, an amount of cash equal to the L/C Exposure. Such deposit will be held by the Administrative Agent as security for the payment and performance by the Borrowers of their obligations under this Agreement. The Borrowers will take all steps reasonably necessary to ensure that the security interest of the Administrative Agent in such deposit has priority over all other interests therein. The deposit will bear interest at the rate customarily offered by the Administrative Agent for deposits in similar circumstances, and interest earned on the deposit (including on investments made with such deposit provided such investments are mutually agreed upon by the Borrowers and the Administrative Agent and are made at the Borrowers’ risk and expense) will accumulate in such account. Moneys in such account related to the L/C Exposure will be applied by the Administrative Agent to reimburse the Issuing Bank for L/C Obligations for which it has not been reimbursed and, to the extent not so applied, will be held by the Administrative Agent as security for the reimbursement obligations of the Borrowers for the L/C Exposure at such time, provided that if the Credit Facility has matured or been accelerated, the Administrative Agent will be entitled to apply such moneys to satisfy any obligations of the Borrowers to the Lenders under this Agreement. If the Borrowers are required to provide an amount of cash collateral hereunder as a result of the occurrence of an Event of Default, such amount (to the extent not applied as aforesaid) will be returned to the Borrowers within three Banking Days after all Events of Default have been cured or waived. Upon payment by the Borrowers of all Loans (other than in respect of Letters of Credit), L/C Obligations and other amounts owing to the Lenders hereunder, the Administrative Agent will return to the Borrowers any amount which was deposited in respect of a particular L/C Exposure but was not used to satisfy any amount claimed thereunder if such L/C Exposure is extinguished as a result of the relevant Letter of Credit having expired or having been surrendered for cancellation, in each case where no unresolved claim for payment is outstanding, or the original Letter of Credit being returned to the Issuing Bank together with evidence satisfactory to the Administrative Agent and the Issuing Bank that the beneficiary has authorized the cancellation of the Letter of Credit.

(l)                                     Interim Interest. If the Issuing Bank shall make any L/C Obligation that is not reimbursed by the Lenders in accordance with Section 3.02(g), then, unless the

Borrowers shall reimburse such L/C Obligation in full on the date such L/C Obligation is made, the unpaid amount thereof shall bear interest, for each day from and including the date such L/C Obligation is made to but excluding the date that the Borrowers reimburse such L/C Obligation, at the rate then applicable to Base Rate Loans; provided that, to the extent the Borrowers pay such reimbursement and interest, they will be deemed to have repaid any Base Rate Loan deemed to have been made pursuant to Section 3.02(g). Interest accrued pursuant to this Section 3.02(l) shall be for the account of the Issuing Bank, except that interest accrued on and after the date of payment by any Lender pursuant to Section 3.02(g) to reimburse the Issuing Bank shall be for the account of such Lender to the extent of such payment.

(m)                             Replacement of the Issuing Bank. The Issuing Bank may be replaced at any time by written agreement among the Borrowers, the Administrative Agent, the replaced Issuing Bank and the successor Issuing Bank. The Administrative Agent shall notify the Lenders of any such replacement of the Issuing Bank. At the time any such replacement shall become effective, the Borrowers shall pay all unpaid fees accrued for the account of the replaced Issuing Bank. From and after the effective date of any such replacement, (i) the successor Issuing Bank shall have all the rights and obligations of the Issuing Bank under this Agreement with respect to Letters of Credit to be issued thereafter, and (ii) references herein to the term “Issuing Bank” shall be deemed to refer to such successor or to any previous Issuing Bank, or to such successor and all previous Issuing Banks, as the context shall require. After the replacement of an Issuing Bank hereunder, the replaced Issuing Bank shall remain a party hereto and shall continue to have all the rights and obligations of an Issuing Bank under this Agreement with respect to Letters of Credit issued by it prior to such replacement, but shall not be required to issue additional Letters of Credit.

(n)                                 Uniform Customs.  Letters of Credit may be subject to (a) Uniform Customs and Practice for Documentary Credits, 2007 Revision, International Chamber of Commerce Publication No. 600 (“UCP600”), (b) International Standby Practices (ISP98), ICC Publication No. 590. or (c) Uniform Rules for Demand Guarantees, ICC Publication No. 458, including any amendments thereto, as applicable.

3.03                        Loan Advances and Payments

Each Loan advance by a Lender and each payment by a Borrower hereunder must be made prior to 12:00 noon (Toronto time) on the relevant advance or payment date, as the case may be, by deposit to the Designated Account. A Borrower may provide to the Administrative Agent from time to time written instructions to authorize the Administrative Agent to withdraw the amount of any payment due to it or to a Lender hereunder from the applicable Designated Account on the day specified for payment. Whenever such payment becomes due or an Interest Period expires on a day other than a Banking Day, such payment will be made on, or Interest Period will be extended to the next Banking Day, and such extension of time will be included in the computation of interest or fees payable hereunder.

3.04                        Evidence of Indebtedness

Each Lender will maintain in accordance with its usual practice an account or accounts evidencing the indebtedness of the Borrowers to such Lender resulting from each Loan made by such Lender hereunder, including the amounts of principal and interest paid to such Lender from time to time. The Administrative Agent shall maintain accounts in which it shall record (i) the amount of each Loan made hereunder, the class and type thereof and, in the cases of LIBOR Loans, the relevant Interest Periods applicable thereto, (ii) the amount of any principal or interest due and payable or to become due and payable from each Borrower to each Lender hereunder, and (iii) the amount of any sum received by the Administrative Agent hereunder for the account of the Lenders and each Lender’s share thereof. The entries made in the accounts maintained pursuant to this Section shall constitute, in the absence of manifest error, conclusive evidence of the indebtedness of the Borrowers to Administrative Agent or the Lenders pursuant to this Agreement. The failure by the Administrative Agent or a Lender to open and/or maintain such accounts will not invalidate the Borrowers’ obligations hereunder. In the event of a conflict between the records maintained by the Administrative Agent and any Lender, the records maintained by the Administrative Agent shall govern.

3.05                        Notice Periods

Each notice of a drawdown, rollover, prepayment, repayment or conversion from one type of credit availment to another hereunder must be given to the Administrative Agent:

(a)                                 prior to 10:30 a.m. (Toronto time) on the second Banking Day prior to the date of a drawdown of, rollover into, conversion into, prepayment of or repayment of a Letter of Credit;

(b)                                 prior to 10:30 a.m. (Toronto time) on the third Banking Day prior to the date of a drawdown of, rollover into, conversion into, prepayment of or repayment of a LIBOR Loan; and

(c)                                  prior to 10:30 a.m. (Toronto time) on the first Banking Day prior to the date of a drawdown of, rollover into, conversion into or repayment of a Base Rate Loan.

3.06                        Request for Borrowings

Upon satisfaction by the Borrowers or waiver by the Required Lenders of the conditions precedent set out in Section 8.01, any Borrower may obtain credit hereunder from time to time by giving to the Administrative Agent a Borrowing Notice specifying all pertinent information set out therein. Promptly following the receipt from a Borrower of a Borrowing Notice, the Administrative Agent shall advise each Lender of all pertinent information therein.  Each Borrowing Notice will be irrevocable and will oblige the applicable Borrower to take the action contemplated on the date specified therein. The Administrative Agent and each Lender are entitled to rely and act upon any written Borrowing Notice given or purportedly given by a Borrower, and the Borrowers hereby waive the right to dispute the authenticity and validity of any such request or resulting transaction once the Administrative Agent or any Lender has advanced funds or issued a Letter of Credit based on such Borrowing Notice.

3.07                        Types of Borrowings

Each Borrowing initially shall be of the type specified in the applicable Borrowing Notice. Thereafter, the applicable Borrower may elect to convert a Borrowing to a different type or to continue such Borrowing and, in the case of a LIBOR Borrowing, may elect a new Interest Period therefor, all as provided in this Section 3.07. A Borrower may elect different options with respect to different portions of its affected Borrowing, in which case each such portion shall be allocated rateably among the Lenders holding the Loans comprising such Borrowing, and the Loans comprising each such portion shall be considered a separate Borrowing. To make an election pursuant to this Section 3.07, a Borrower may notify the Administrative Agent of such election by telephone by the time that a Borrowing Notice would be required under Section 3.05 if such Borrower were requesting a Borrowing of the type resulting from such election to be made on the effective date of such election. Each such telephone request shall be irrevocable and shall be confirmed by the close of business on the applicable Banking Day by hand delivery or telecopy to the Administrative Agent of a written Borrowing Notice. In addition to the information specified in Section 3.06, each telephone borrowing request and written Borrowing Notice shall specify the Borrowing to which such request applies and, if different options are being elected with respect to different portions thereof, the portions thereof to be allocated to each resulting Borrowing.

3.08                        Absence of Instructions

In the absence of written notice from a Borrower within the appropriate time periods referred to in Section 3.05, a maturing LIBOR Loan will, if not repaid, be automatically converted into a Base Rate Loan having a principal amount equal to the amount of such maturing Loan. If no election as to the type of Borrowing is specified in a Borrowing Notice, then the requested Borrowing shall be a Base Rate Borrowing. If no Interest Period is specified with respect to any requested LIBOR Borrowing, then the applicable Borrower shall be deemed to have selected an Interest Period of one month’s duration. Promptly following receipt of a Borrowing Notice, the Administrative Agent shall advise each Lender of the details thereof and of the amount of such Lender’s Loan to be made as part of the requested Borrowing.

3.09                        Breakage Costs

In the event of (a) the failure by the applicable Borrower to borrow, convert, continue or prepay any Loan on the date specified in any notice delivered by such Borrower pursuant hereto, or (b) the payment or conversion of any principal of any LIBOR Loan other than on the last day of the Interest Period applicable thereto (including as a result of an Event of Default), or (c) the assignment of any Loan (including the assignment of any of any LIBOR Loan) other than on the last day of the Interest Period applicable thereto as a result of a request by the applicable Borrower pursuant to Section 11.19, then, in any such event, such Borrower shall compensate each Lender for the loss, cost and expense attributable to such event. A certificate of any Lender setting forth any amount or amounts that such Lender is entitled to receive pursuant to this Section 3.09 shall be delivered to such Borrower and shall, absent manifest error, constitute prima facie evidence thereof. The applicable Borrower shall pay such Lender the amount shown as due on any such certificate within 30 days after receipt thereof.

3.10                        Substitute Basis of Borrowing (LIBOR)

If the Administrative Agent determines in good faith, which determination is final, conclusive and binding upon the Borrowers, that:

(a)                                 adequate and fair means do not exist for ascertaining the rate of interest on LIBOR Loans;

(b)                                 the making of LIBOR Loans has become impracticable by reason of circumstances which materially or adversely affect the London interbank market or deposits in Dollars are not available to the Lenders in the London interbank market in sufficient amounts in the ordinary course of business for the applicable period to make, fund or maintain LIBOR Loans in such currency during such period; or

(c)                                  the relevant rate of interest referred to in the definition of “LIBOR” does not accurately reflect the cost to the Lenders of funding LIBOR Loans in Dollars for the relevant Interest Period, then the Administrative Agent shall give notice thereof to the Borrowers and the Lenders by telephone or telecopy as promptly as practicable thereafter and, until the Administrative Agent notifies the Borrowers and the Lenders that the circumstances giving rise to such notice no longer exist, (i) any telephone interest election request or Borrowing Notice that requests the conversion of any Borrowing to, or continuation of any Borrowing as, a LIBOR Borrowing shall be ineffective, and (ii) any Borrowing Notice that requests a LIBOR Borrowing will be made as a Base Rate Borrowing; provided that if the circumstances giving rise to such notice do not affect all the Lenders, then requests by a Borrower for LIBOR Borrowings may be made to Lenders that are not affected thereby.

3.11                        Illegality

If it should become unlawful or prohibited for any Lender to make or maintain LIBOR Loans, then such Lender will promptly notify the Administrative Agent and the Borrowers thereof in writing setting forth the basis of such illegality. The Borrowers hereby instruct the Administrative Agent to repay the affected LIBOR Loans with the proceeds of Base Rate Loans in the amount of the affected LIBOR Loans, to be drawn down on the last day of the then current Interest Periods for such affected LIBOR Loans or such earlier date on which such LIBOR Loans become unlawful or illegal for such Lender to maintain. Upon notice from the Administrative Agent (which notice must be accompanied by a detailed calculation of the amount to be paid by the applicable Borrower), the applicable Borrower will pay to the Administrative Agent on behalf of the affected Lender(s) such amount or amounts as will compensate such Lender(s) for any loss, cost or expense incurred by it in the liquidation or redeposit of any funds acquired by such Lender(s) to fund or maintain any portion of the LIBOR Loans that were made to such Borrower and that are required to be repaid pursuant to this Section 3.11. The affected Lender(s) will not be required to make any further LIBOR Loans available under this Agreement so long as such illegality continues.

3.12                        Defaulting Lenders

(a)                                 Defaulting Lender Adjustments. Notwithstanding anything to the contrary contained in this Agreement, if any Lender becomes a Defaulting Lender, then, until such time as such Lender is no longer a Defaulting Lender, to the extent permitted by applicable law:

(i)                  Defaulting Lender Waterfall. Any payment of principal, interest, fees or other amounts received by the Administrative Agent for the account of such Defaulting Lender (whether voluntary or mandatory, at maturity, pursuant to Article 9 or otherwise) or received by the Administrative Agent from a Defaulting Lender shall be applied at such time or times as may be determined by the Administrative Agent as follows: first, to the payment of any amounts owing by such Defaulting Lender to the Administrative Agent hereunder; second, to the payment on a pro rata basis of any amounts owing by such Defaulting Lender to the Issuing Bank hereunder; third, to cash collateralize the Issuing Bank’s Fronting Exposure with respect to such Defaulting Lender in accordance with Section 3.12(c); fourth, as a Borrower may request (so long as no Default exists), to the funding of any Loan in respect of which such Defaulting Lender has failed to fund its portion thereof as required by this Agreement, as determined by the Administrative Agent; fifth, if so determined by the Administrative Agent and the Borrowers, to be held in an interest bearing deposit account and released pro rata in order to (x) satisfy such Defaulting Lender’s potential future funding obligations with respect to Loans under this Agreement and (y) cash collateralize the Issuing Bank’s future Fronting Exposure with respect to such Defaulting Lender with respect to future Letters of Credit issued under this Agreement, in accordance with Section 3.12(c); sixth, to the payment of any amounts owing to the Lenders or the Issuing Bank as a result of any judgment of a court of competent jurisdiction obtained by any Lender or the Issuing Bank against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement; seventh, so long as no Default or Event of Default exists, to the payment of any amounts owing to a Borrower as a result of any judgment of a court of competent jurisdiction obtained by such Borrower against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement; and eighth, to such Defaulting Lender or as otherwise directed by a court of competent jurisdiction; provided that if such payment is a payment of the principal amount of any Loans or reimbursement obligations with respect to Letters of Credit in respect of which such Defaulting Lender has not fully funded its appropriate share, such payment shall be applied solely to pay the Loans of, and reimbursement obligations with respect to Letters of Credit owed to, all Non-Defaulting Lenders on a pro rata basis prior to being applied to the payment of any Loans of, or reimbursement obligations with respect to Letters of Credit owed to, such Defaulting Lender until such time as all Loans and funded and unfunded participations in Letters of Credit are held by the Lenders pro rata in accordance with the applicable Commitments without giving effect to Section 3.12(a)(iii). Any payments, prepayments or other amounts paid or payable to a Defaulting Lender that are applied (or held) to pay amounts owed by a Defaulting Lender or to post cash collateral pursuant to this Section 3.12(a)(i) shall be deemed paid to and redirected by such Defaulting Lender, and each Lender irrevocably consents hereto.

(ii)               Certain Fees.

(A)                               No Defaulting Lender shall be entitled to receive any fee pursuant to Section 4.05 for any period during which that Lender is a Defaulting Lender (and the Borrowers shall not be required to pay any such fee that otherwise would have been required to have been paid to that Defaulting Lender).

(B)                               With respect to any fees not required to be paid to any Defaulting Lender pursuant to clause (A) above, the Borrowers shall (x) pay to each Non-Defaulting Lender that portion of any such fee otherwise payable to such Defaulting Lender with respect to such Defaulting Lender’s participation in Letters of Credit that has been reallocated to such Non-Defaulting Lender pursuant to clause (iii) below, (y) pay to the Issuing Bank the amount of any such fee otherwise payable to such Defaulting Lender to the extent allocable to the Issuing Bank’s Fronting Exposure to such Defaulting Lender, and (z) not be required to pay the remaining amount of any such fee.

(iii)            Reallocation of Participations to Reduce Fronting Exposure. All or any part of such Defaulting Lender’s participation in Letters of Credit shall be reallocated among the Non-Defaulting Lenders in accordance with their respective applicable percentages (calculated without regard to such Defaulting Lender’s Commitment) but only to the extent that (x) no Default or Event of Default exists at the time of such reallocation (and, unless the Borrowers shall have otherwise notified the Administrative Agent at such time, the Borrowers shall be deemed to have represented and warranted that such conditions are satisfied at such time), and (y) such reallocation does not cause the aggregate exposure of any Non-Defaulting Lender to exceed such Non-Defaulting Lender’s Commitment. No reallocation hereunder shall constitute a waiver or release of any claim of any party hereunder against a Defaulting Lender arising from that Lender having become a Defaulting Lender, including any claim of a Non-Defaulting Lender as a result of such Non-Defaulting Lender’s increased exposure following such reallocation.

(iv)           Cash Collateral. If the reallocation described in clause (iii) above cannot, or can only partially, be effected, the Borrowers shall, without prejudice to any right or remedy available to them hereunder or under law, cash collateralize the Issuing Bank’s Fronting Exposure in accordance with the procedures set forth in Section 3.12(d).

(b)                                 Defaulting Lender Cure. If the Borrowers, the Administrative Agent and the Issuing Bank agree in writing that a Lender is no longer a Defaulting Lender, the Administrative Agent will so notify the parties hereto, whereupon as of the effective date specified in such notice and subject to any conditions set forth therein (which may include arrangements with respect to any cash collateral), that Lender will, to the extent applicable, purchase at par that portion of outstanding Loans of the other Lenders or take such other actions as the Administrative Agent may determine to be necessary to cause the Loans and funded and unfunded participations in Letters of Credit to be held pro rata by the Lenders in accordance with the applicable Commitments (without giving effect to Section 3.12(a)(iii)), whereupon such Lender will cease to be a Defaulting Lender; provided that no adjustments will be made retroactively with respect to fees accrued or payments made by or on behalf of the Borrowers while that Lender was a Defaulting Lender; and provided, further, that except to the extent otherwise expressly agreed by the affected parties, no change hereunder from Defaulting Lender to Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender having been a Defaulting Lender.

(c)                                  New Letters of Credit. So long as any Lender is a Defaulting Lender, the Issuing Bank shall not be required to issue, extend, renew or increase any Letter of Credit unless it is satisfied that either (i) the participations in any existing Letters of Credit as well as the new, extended, renewed or increased Letter of Credit have been or will be fully allocated among the Non-Defaulting Lenders in a manner consistent with Section 3.12(a)(iii) above or (ii) the Issuing Bank’s Fronting Exposure has been cash collateralized in accordance with the procedures set forth in Section 3.12(d).

(d)                                 Cash Collateral. At any time that there shall exist a Defaulting Lender, within one Banking Day following the written request of the Administrative Agent or the Issuing Bank (with a copy to the Administrative Agent) the Borrower shall cash collateralize the Issuing Bank’s Fronting Exposure with respect to such Defaulting Lender (determined after giving effect to Section 3.12(a)(iii)) in an amount not less than such Defaulting Lender’s L/C Exposure.

(i)                  Application. Notwithstanding anything to the contrary contained in this Agreement, cash collateral provided under this Section 3.12 in respect of Letters of Credit shall be applied to the satisfaction of the Defaulting Lender’s obligation to fund participations in respect of Letters of Credit for which the cash collateral was so provided, prior to any other application of such property as may otherwise be provided for herein.

(ii)               Termination of Requirement. Cash collateral (or the appropriate portion thereof) provided to reduce the Issuing Bank’s Fronting Exposure shall no longer be required to be held as cash collateral pursuant to this Section 3.12 following (i) the elimination of the applicable Fronting

Exposure (including by the termination of Defaulting Lender status of the applicable Lender) or (ii) the determination by the Administrative Agent and the Issuing Bank that there exists excess cash collateral; provided that, subject to the other provisions of this Section 3.12, the Person providing cash collateral and the Issuing Bank may agree that cash collateral shall be held to support future anticipated Fronting Exposure or other obligations.

3.13                        Removal of a Borrower

BPY may elect from time to time for a Borrower (other than BPY Bermuda Holdings Limited, BPY Bermuda Holdings II Limited, Brookfield BPY Holdings Inc. and Brookfield BPY Retail Holdings II Inc. and/or any successor entity to any of them in the BPY structure (collectively, the “First Tier Holding Companies”)) to cease to be a Borrower under this Agreement (each a “Removed Borrower”) upon satisfaction of the following terms and conditions: (i) BPY must have delivered written notice of such election to the Administrative Agent specifying the effective date that such Removed Borrower will cease to be a Borrower hereunder (which date will be not less than five Banking Days and not more than 30 days after the date of receipt of such notice by the Administrative Agent) (such effective date herein referred to as the “Borrower Removal Date”); (ii) if there are any obligations of such Removed Borrower outstanding on such Borrower Removal Date, another Borrower must have agreed in writing in favour of the parties hereto to irrevocably and unconditionally assume and be solely responsible for such obligations (in the place and stead of the Removed Borrower as if such Borrower were originally liable therefor) as of the Borrower Removal Date (pursuant to an assumption acknowledgment satisfactory to the Administrative Agent, acting reasonably); (iii) the Guarantors must have confirmed their obligations hereunder in favour of the Administrative Agent and the Lenders; and (iv) no Default or Event of Default will have occurred and be continuing or could reasonably be expected to result from the Removed Borrower ceasing to be a Borrower hereunder. Subject to compliance with the foregoing conditions in clauses (i), (ii), (iii) and (iv) of the immediately preceding sentence, as of the Borrower Removal Date, the applicable Removed Borrower will cease to be a Borrower under this Agreement and all references to “Borrowers”, a “Borrower” or similar references will be deemed to be references only to the remaining Borrowers and all provisions relating specifically to the applicable Removed Borrower will cease to apply. The Administrative Agent will advise the Lenders of the removal of any Borrower pursuant to this Section 3.13.

3.14                        Addition of Borrower

BPY may elect from time to time to designate another BPY Subsidiary as a Borrower hereunder, subject to delivering to the Administrative Agent and the Lenders (i) all such “know your customer” information for such Subsidiary as may be required and (ii) a signed accession agreement in the form of Appendix H hereto. From and after the date of such designation until any removal under Section 3.13, such Subsidiary shall for all purposes be a “Borrower” and “Obligor” hereunder.

ARTICLE 4
INTEREST AND FEES

4.01                        Interest Rates

The Borrowers will pay to the Administrative Agent, on behalf of the Lenders, interest on the outstanding principal amount from time to time of each Loan (other than Loans made by way of issuances of Letters of Credit) and on the amount of overdue interest from time to time, at the rate per annum equal to:

(a)                                 in the case of each Base Rate Loan, the Base Rate plus the Applicable Margin; and

(b)                                 in the case of each LIBOR Loan, the LIBOR plus the Applicable Margin.

4.02                        Calculation and Payment of Interest

(a)                                 Interest on the outstanding principal amount from time to time of each Loan and on the amount of overdue interest thereon from time to time will accrue from day to day (both before and after maturity and as well after as before default or judgment) and will be calculated on the basis of the actual number of days elapsed divided by the actual number of days in the year in the case of a Base Rate Loan or divided by 360 in the case of a LIBOR Loan.

(b)                                 Accrued interest is payable:

(i)                  in the case of interest on Base Rate Loans, monthly in arrears on the first Banking Day of each calendar month with respect to the preceding calendar month; and

(ii)               in the case of interest on LIBOR Loans, on the last day of the applicable Interest Period and, if such Interest Period is longer than three months, also at three month intervals from the first day of such Interest Period.

4.03                        Letter of Credit Fees

Each Borrower shall pay to the Administrative Agent: (x) for the benefit of the Lenders a fee payable quarterly calculated in arrears on the first day of each Quarterly Date at the annual rate described in the definition of “Applicable Margin”, on the aggregate daily amount of each Letter of Credit issued at its request that was outstanding during the preceding quarter; and (y) the standard administration fees charged from time to time by the Issuing Bank to its customers along with any reasonable out-of-pocket expenses incurred by the Issuing Bank. The Borrowers shall pay to the Issuing Bank a fee payable quarterly calculated in arrears on the first day of each Quarterly Date at the rate of 0.25% per annum, on the aggregate daily amount of each Letter of Credit outstanding during the preceding quarter. All letter of credit fees shall be calculated on the basis of a 365 or 366 day year, as applicable.

4.04                        General Interest Rules

(a)                                 For the purposes hereof, whenever interest is calculated on the basis of a year of 360 days, 365 days or 366 days, each rate of interest determined pursuant to such calculation expressed as an annual rate for the purposes of the Interest Act (Canada) is equivalent to such rate as so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360, 365 or 366 days, as the case may be.

(b)                                 If the Borrowers fail to pay any fee or other amount of any nature payable by them hereunder on the due date therefor, the Borrowers will pay interest on such overdue amount (as well after as before judgment) at the rate per annum, calculated and compounded monthly, which is equal to the Base Rate plus the Applicable Margin plus 2%. Such interest on overdue amounts will become due and be paid on demand made by the Administrative Agent.

(c)                                  The Administrative Agent will, at any Borrower’s request, furnish such reasonable information as to prevailing interest rates as is available in order to assist the Borrowers in making any interest rate election, and the Administrative Agent will notify the Borrowers of the rate of interest applicable to each Loan made under the Credit Facility forthwith after such Loan is made; provided however that the failure of the Administrative Agent to so notify a Borrower will not reduce, discharge, or otherwise relieve the obligation of such Borrower to pay interest at the rates, at the times and in the manner specified herein.

(d)                                 Interest rates calculated on the basis of the Base Rate will be adjusted automatically without notice to the Borrowers whenever there is a variation in the Base Rate. Any change in the rate of interest applicable to any Base Rate Loan will be effective as of the opening of business on the day such change takes place.

(e)                                  If any provision of this Agreement would oblige a Borrower to pay interest or any other amount payable to a Lender in an amount or calculated at a rate that would be prohibited by law or would result in the Lender receiving “interest” at a “criminal rate” (as such terms are construed under the Criminal Code (Canada)), then, notwithstanding such provision, such amount or rate will be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law or so result in a receipt by such Lender of “interest” at a “criminal rate”, such adjustment to be effected, to the extent necessary (but only to the extent necessary), as follows:

(i)                  first, by reducing the amount or rate of interest required to be paid to such Lender under Section 4.01; and

(ii)               thereafter, by reducing any fees, commissions, premiums and other amounts required to be paid to such Lender which would constitute interest for purposes of Section 347 of the Criminal Code (Canada).

If, after giving effect to all adjustments contemplated by this Section 4.04(e), such Lender has received an amount in excess of the maximum permitted by the Criminal Code (Canada), then the applicable Borrower will be entitled, by notice in writing to such Lender, to obtain reimbursement from such Lender in an amount equal to the excess.

4.05                        Fees

(a)                                 On the first Banking Day of each calendar quarter starting on July 1, 2014 and on the Maturity Date, the Borrowers will pay to the Administrative Agent for the account of and distribution to each Lender, a standby fee calculated in arrears on the basis of a year of 365 days or 366 days in the case of a leap year at the then Applicable Margin (which rate is set out in the grid forming part of the definition of “Applicable Margin”) on the Available Credit (including for clarity on Available Credit under both the Revolving Facility and the Acquisition Facility), such fee to accrue daily from and including the date hereof or the first day of the applicable calendar quarter, as the case may be, to and including the last Banking Day of each calendar quarter or the Maturity Date, as the case may be. The Borrowers agree to pay any outstanding standby fee on such other date as all of the Obligations under this Agreement are paid and satisfied in full and the Credit Facility is permanently terminated in accordance with this Agreement.

(b)                                 During the term of this Agreement the Borrowers agree to pay to the Administrative Agent, for its own account, agency fees payable in the amounts and at the times separately agreed upon in writing between the Borrowers and the Administrative Agent.

(c)                                  The Borrowers agree to pay to the Administrative Agent, for allocation to the Lenders, the fees in the amounts and at the time separately agreed upon in the Fee Letter.

(d)                                 All fees payable hereunder shall be paid on the dates due, in immediately available funds, to the Administrative Agent for distribution, in the case of standby and participation fees, to the Lenders. Fees paid shall not be refundable except in the case of an error in the calculation of any fee payment.

ARTICLE 5
REPAYMENTS AND PREPAYMENTS

5.01                        Repayments under Credit Facility

All amounts owing to the Lender by the Borrowers under the Credit Facility must be repaid by the Borrowers to the Administrative Agent in full on the Maturity Date. All other repayments of principal must be paid in accordance with a notice to be given to the Administrative Agent in accordance with Section 3.05, using the form attached as Appendix E hereto.

5.02                        Mandatory Repayments of Acquisition Facility

(a)                                 Subject to Section 5.02(b), the Borrowers agree that they will repay the Borrowings outstanding under the Acquisition Facility by an amount equal to the following percentage of all Net Available Proceeds that are (without duplication) received by the Restricted Entities and BPY Subsidiaries from time to time during the term of this Agreement (either for an individual transaction or multiple transactions) and that exceed $50,000,000 in the aggregate (the “Excess Net Proceeds”):

(i)                  if and to the extent that the Borrowings outstanding under the Acquisition Facility equal or exceed $1,000,000,000 at the time such Excess Net Proceeds are received, 100%;

(ii)               if and to the extent that the Borrowings outstanding under the Acquisition Facility equal or exceed $500,000,000 but are less than $1,000,000,000 at the time such Excess Net Proceeds are received, 66 2/3%;

(iii)            if and to the extent that the Borrowings outstanding under the Acquisition Facility are less than $500,000,000 at the time such Excess Net Proceeds are received, 50%; and

(iv)           100% of all such Excess Net Proceeds that were received in respect of any Disposition of any shares of BPO or GGP.

All such required repayments will be made within 15 days of the date on which the applicable Excess Net Proceeds were received by the Restricted Entities and BPY Subsidiaries.

(b)                                 Notwithstanding the foregoing, Section 5.02(a):

(i)                  will not apply until the Restricted Entities and BPY Subsidiaries have, from time to time during the term of this Agreement (either for an individual transaction or multiple transactions) received Net Available Proceeds equal to $50,000,000 in the aggregate, at which point Section 5.02(a) will apply to the Net Available Proceeds that exceed such amount (the “Excess Net Proceeds”); and

(ii)               will not apply to any transaction or series of related transactions in respect of which the Net Available Proceeds that are (without duplication) received by the Restricted Entities and BPY Subsidiaries are less than $5,000,000.

(c)                                  The Borrowers and the Guarantors agree if: (i) a repayment of the Acquisition Facility is not required in respect of any Excess Net Proceeds (any “Unpaid Proceeds”), and (ii) BPY or BPY Holding LP did not, directly or indirectly, reinvest an amount equal to such Unpaid Proceeds in the businesses of any one or more of the Restricted Entities and/or BPY Subsidiaries within the six month period immediately following the date such Unpaid Proceeds were received by a Restricted Entity or BPY Subsidiary (the aggregate amount that was so reinvested being referred to as the “Invested Amount”), the Borrowers will repay the Acquisition Facility by an amount equal to the difference between such Unpaid Proceeds and the Invested Amount within 15 days of the expiry of such six month period.

(d)                                 The Borrowers agree that the Acquisition Facility will be reduced to a principal amount of $500,000,000 or less on or before March 18, 2016, and accordingly the Borrowers agree to make a mandatory repayment of any principal amount in excess of such amount (together with all accrued interest thereon) by such date.

(e)                                  All amounts repaid by the Borrowers pursuant to this Section 5.02 will constitute a permanent reduction of the Acquisition Facility.

(f)                                   The Borrowers will give the Administrative Agent prompt written notice of the receipt by a BPY Subsidiary of Net Available Proceeds that are required to be applied to make a prepayment hereunder and such details regarding the same as the Administrative Agent may reasonably request.

5.03                        Prepayments

The Borrowers are entitled to repay all or any portion of the outstanding credit under the Credit Facility at any time, without penalty, upon notice given to the Administrative Agent in accordance with Section 3.05, provided that LIBOR Loans and Letters of Credit may only be prepaid on their maturity dates unless: (i) with respect to any LIBOR Loan, upon notice from the Administrative Agent (which notice must be accompanied by a detailed calculation of the amount to be paid by the Borrowers), the Borrowers pay to the Administrative Agent for the account of the Lenders such amount or amounts as will compensate the Lenders for any loss, cost or expense incurred by them in the liquidation or redeposit of any funds acquired by the Lenders to fund or maintain any portion of such LIBOR Loan as a result of the repayment or prepayment; and (ii) with respect to Letters of Credit, such prepayment is made by the return of the original Letter of Credit to the Issuing Bank together with evidence satisfactory to the Administrative Agent and the Issuing Bank that the beneficiary thereof has authorized the cancellation of the Letter of Credit. At any time prior to the Maturity Date, subject to no Default or Event of Default being in existence, all amounts owing under the Revolving Facility which are prepaid as aforesaid may be re-borrowed. Any amounts prepaid under the Acquisition Facility may not be re-borrowed and will constitute a permanent reduction of the Acquisition Facility.

5.04                        Permanent Reduction of the Credit Facility

The Borrowers are entitled at any time and from time to time, upon giving the Administrative Agent at least one Banking Day’s prior written notice, to permanently reduce the amount of the Revolving Facility or Acquisition Facility provided that each such permanent reduction is in a minimum amount of US$1,000,000 and any payment required in connection with such permanent reduction is in an amount sufficient to ensure that the aggregate principal amount of credit outstanding under the Credit Facility, after giving effect to such payment, is less than or equal to the Credit Facility Amount, after giving effect to such permanent reduction, and such prepayment is made in accordance with Section 5.03.

5.05                        Payments Generally; Pro Rata Treatment; Sharing of Set-Offs

(a)                                 Each Borrower shall make each payment required to be made by it hereunder (whether of principal, interest, fees or reimbursement of L/C Obligations, amounts payable under any indemnity contained herein, or otherwise hereunder) prior to 12:00 noon (Toronto time), on the date when due, in immediately available funds, without set-off or counterclaim. Any amounts received after such time on any date may, in the discretion of the Administrative Agent, be deemed to have been received on the next succeeding Banking Day for purposes of calculating interest thereon. All such payments shall be made to the Administrative Agent at the Payment Office or to the Designated Account, except that payments pursuant to any of Sections 11.07 and 11.09 shall be made directly to the Persons entitled thereto. The Administrative Agent shall distribute any such payments received by it for the account of any other Person to the appropriate recipient promptly following receipt thereof. If any payment hereunder shall be due on a day that is not a Banking Day, the date for payment shall be extended to the next succeeding Banking Day, and, in the case of any payment accruing interest, interest thereon shall be payable for the period of such extension, provided that, in the case of any payment with respect to a LIBOR Loan, the date for payment shall be advanced to the next preceding Banking Day if the next succeeding Banking Day is in a subsequent calendar month.

(b)                                 If at any time insufficient funds are received by and available to the Administrative Agent to pay fully all amounts of principal, unreimbursed L/C Obligations, interest and fees then due hereunder, such funds shall be applied (i) first, towards payment of interest and fees then due hereunder, rateably among the parties entitled thereto in accordance with the amounts of interest and fees then due to such parties, and (ii) second, towards payment of principal and unreimbursed L/C Obligations then due hereunder, rateably among the parties entitled thereto in accordance with the amounts of principal and unreimbursed L/C Obligations then due to such parties.

(c)                                  If any Lender shall, by exercising any right of set-off or counterclaim, or otherwise obtain payment in respect of any principal of or interest on any of the Loans or participations in L/C Obligations resulting in such Lender receiving payment of a greater proportion of the aggregate amount of its Loans and participations in L/C Obligations and accrued interest thereon than the proportion received by any other Lender, then the Lender receiving such greater proportion shall purchase (for cash at face value) participations in the Loans and participations in L/C Obligations of other Lenders owed to other Lenders (as applicable) to the extent necessary so that the benefit of all such payments shall be shared by the Lenders rateably in accordance with the aggregate amount of principal of and accrued interest on their respective Loans and participations in L/C Obligations; provided that (i) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest, and (ii) this 5.05(c) shall not apply to any payment made by a Borrower pursuant to and in accordance with the express terms of this Agreement or any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans or participations in L/C Obligations to any assignee or participant, other than to a Borrower or any Subsidiary or Affiliate thereof (as to which the provisions of this paragraph shall apply). Each Borrower consents to the foregoing and agrees, to the extent it may effectively do so under applicable law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against any Borrower rights of set-off and counterclaim with respect to such participation in accordance with Section 9.02 as fully as if such Lender were a direct creditor of such Borrower in the amount of such participation.

(d)                                 Unless the Administrative Agent shall have received written notice from a Borrower prior to the date on which any payment is due to the Administrative Agent for the account of the Lenders or the Issuing Bank hereunder that such Borrower will not make such payment, the Administrative Agent may assume that such Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Lenders or the Issuing Bank, as the case may be, the amount due. In such event, if such Borrower has not in fact made such payment, then each of the Lenders or the Issuing Bank, as the case may be, severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender or Issuing Bank with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at the applicable default rate for Base Rate Loans.

(e)                                  If any Lender shall fail to make any payment required to be made by it pursuant to Section 5.05(d), then the Administrative Agent may, in its discretion (notwithstanding any contrary provision hereof), apply any amounts thereafter received by the Administrative Agent for the account of such Lender to satisfy such Lender’s obligations under such Section until all such unsatisfied obligations are fully paid.

5.06                        Locale for Loans

Nothing in this Agreement shall be deemed to obligate any Lender to obtain the funds for any Loan in any particular place or manner or to constitute a representation by any Lender that it has obtained or will obtain the funds for any Loan in any particular place or manner.

5.07                        No Set-Off

All payments to be made by the Borrowers to the Lender under this Agreement will be made without set off, counterclaim or withholding of any kind by the Borrowers.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES

6.01                        Representations and Warranties

Each Borrower and Guarantor hereby represents and warrants to the Administrative Agent and the Lenders as follows, and acknowledges and confirms that the Administrative Agent and the Lenders are relying upon such representations and warranties in extending credit hereunder:

(a)                                 Status and Power. Each Borrower, Guarantor, BPO Holding Company and GGP Holding Company is duly organized and validly subsisting under the laws of the jurisdiction of its organization and is duly qualified, registered or licensed in all jurisdictions except where such qualification, registration or licensing would not result in a Material Adverse Effect. Each Borrower and Guarantor has all requisite capacity, power and authority to (i) enter into and carry out the transactions contemplated by this Agreement, and (ii) to own, hold under license or lease its properties, to carry on its business as now conducted, except in the case of clause (ii) to the extent that the failure to be so qualified would not result in a Material Adverse Effect.

(b)                                 Authorization and Enforcement of Documents. All necessary action, corporate or otherwise, has been taken to authorize the execution, delivery and performance of this Agreement by each Borrower and Guarantor, and each Borrower and Guarantor has duly executed and delivered this Agreement. This Agreement is a legal, valid and binding obligation of each Borrower and Guarantor, enforceable against it by the Administrative Agent and the Lenders in accordance with its terms subject only to the qualifications specified in the legal opinions referred to in Section 8.01(c).

(c)                                  Governmental Approvals; No Conflicts. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein do not and will not conflict with, result in any breach or violation of, or constitute a default under, (i) the terms, conditions or provisions of the constating documents or by laws of any Borrower or Guarantor, or (ii) except for matters that individually or in the aggregate would not have a Material Adverse Effect, any law, regulation, judgment, decree or order binding on or applicable to any Borrower or Guarantor or by which any Borrower or Guarantor benefits or to which any of its material property is subject, or (iii) except for matters that individually or in the aggregate would not result in a Material Adverse Effect, any material agreement, lease, license, permit or other instrument to which any Borrower or Guarantor is a party or is otherwise bound or by which any Borrower or Guarantor benefits or to which any material part of its property is subject, and do not require the consent or approval of any Governmental Authority.

(d)                                 Financial Statements. The unaudited consolidated financial statements of BPY as of and for the period ended September 30, 2013 and the notes fairly present, in all material respects, the financial position and results of operations of BPY as of such dates and for such period in accordance with GAAP. As at the date hereof, there has been no material adverse change in the financial position of BPY from that reflected in such financial statements.

(e)                                  Litigation. There are no actions, suits, inquiries, claims or proceedings (whether or not purportedly on behalf of any Borrower or Guarantor) pending or threatened against or affecting any Borrower, Guarantor, BPO Holding Company or GGP Holding Company before any Governmental Authority or before any private arbitrator, mediator or referee which, in any case or in the aggregate, would result in a Material Adverse Effect.

(f)                                   Compliance with Laws. No Borrower, Guarantor, BPO Holding Company or GGP Holding Company is in violation of any mortgage, franchise, license, judgment, decree, order, statute, rule or regulation relating in any way to such Person, or to the operation of its business or to its property or assets, which would result in a Material Adverse Effect.

(g)                                  Taxes. Each Borrower, Guarantor, BPO Holding Company and GGP Holding Company has paid and discharged in a timely manner all taxes, assessments, levies or charges imposed upon it or its property and all claims for labour, materials and supplies which, if unpaid, (i) would by law become a Lien upon its property or assets and (ii) would result in a Material Adverse Effect, except for those taxes, assessments, levies, charges and claims that a Borrower, Guarantor, BPO Holding Company or GGP Holding Company is contesting in good faith by appropriate proceedings and in respect of which such Person has set aside adequate reserves on its books.

(h)                                 Disclosure. There is no fact that has not been disclosed to the Administrative Agent in writing that has caused or would result in Material Adverse Effect, and no Default or Event of Default has occurred that is continuing.

(i)                                     No Encumbrances. (i) No Restricted Entity has granted a Lien upon its direct or indirect ownership interest in GGP or BPO that does not comply with Section 7.01(i); and (ii) no undertaking, property or assets of any Restricted Entity is subject to any Lien securing Indebtedness that is not a Permitted Lien.

(j)                                    Money Laundering Laws. The operations of the Borrowers and Guarantors are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the U.S. Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the other applicable money laundering Laws to which they are subject, including the rules and regulations thereunder (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any Governmental Authority involving any of them with respect to the Money Laundering Laws is pending, except in each case as disclosed in writing to the Lender or as would not result in a Material Adverse Effect.

(k)                                 Office of Foreign Assets Control. None of the Borrowers nor the Guarantors and none of their respective directors, officers, Subsidiaries, or, to their knowledge, employees is (i) a person included in the Specially Designated Nationals and Blocked Persons Lists (the “OFAC Lists”), as published from time to time by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), or (ii) currently subject to any U.S. economic sanctions administered by OFAC. None of the Borrower nor the Guarantors is located, organized or resident in a territory or jurisdiction that is currently subject to any U.S. economic sanctions administered by OFAC.

(l)                                     Insurance. Except for any matters which would not individually or in aggregate have a Material Adverse Effect, all policies of fire, liability, workers’

compensation, casualty, flood, business interruption, third party liability, and other forms of insurance owned or held by the Borrowers, the Guarantors, the BPO Holding Companies and the GGP Holding Companies are (a) sufficient for material compliance with all requirements of applicable law and of all agreements to which the Borrowers, the Guarantors, the BPO Holding Companies and the GGP Holding Companies are parties, (b) are valid and outstanding policies and all premiums and other amounts payable thereunder have been paid, (c) provide insurance coverage in at least such amounts and against at least such risks (but including in any event public liability) in each case as are usually insured against in the same general area by companies engaged in the same or a similar business for the assets and operations of the Borrowers, the Guarantors, the BPO Holding Companies and the GGP Holding Companies, and (d) will not terminate or lapse by reason of the entering into of this Agreement. All such material policies are in full force and effect, and no notice of cancellation or termination has been received with respect to any such policy, except where the cancellation or termination of such policy would not result in a Material Adverse Effect.

(m)                             Environmental Matters.

(i)                  Environmental Laws, etc. Neither the property of the Borrowers, the Guarantors, the BPO Holding Companies or the GGP Holding Companies, nor the operations conducted thereon, violate any applicable order of any Governmental Authority made pursuant to Environmental Laws where such violation would reasonably be expected to result in remedial obligations that would result in a Material Adverse Effect.

(ii)               Notices, Permits, etc. All notices, permits, licenses or similar authorizations, if any, required to be obtained or filed pursuant to Environmental Law by the Borrowers, the Guarantors, the BPO Holding Companies and the GGP Holding Companies in connection with the operation or use of any and all property of the Borrowers, the Guarantors, the BPO Holding Companies and the GGP Holding Companies, including but not limited to treatment, transportation, storage, disposal or release of Hazardous Materials into the environment, have been duly obtained or filed, except to the extent the failure to obtain or file such notices, permits, licences or similar authorizations would not result in a Material Adverse Effect or would not reasonably be expected to result in remedial obligations that would result in a Material Adverse Effect.

(iii)            Hazardous Substances Carriers. All Hazardous Materials generated at any and all property of the Borrowers, the Guarantors, the BPO Holding Companies and the GGP Holding Companies have been treated, transported, stored and disposed of only in accordance with Environmental Law, except to the extent the failure to do so would not reasonably be expected to result in remedial obligations that would result in a Material Adverse Effect.

(iv)           Hazardous Materials Disposal. No Hazardous Materials have been disposed of or otherwise released on or to any real property of the Borrowers, the Guarantors, the BPO Holding Companies and the GGP Holding Companies other than in compliance with Environmental Laws, except for any such disposal or release that would not reasonably be expected to result in remedial obligations that would result in a Material Adverse Effect.

(v)              No Contingent Liability. The Borrowers, the Guarantors, the BPO Holding Companies and the GGP Holding Companies have no material contingent liability in connection with any release or threatened release of any Hazardous Materials into the environment other than such contingent liabilities at any one time and from time to time (a) which would reasonably be expected to not exceed applicable insurance coverage, or (b) for which adequate reserves for the payment thereof as required by GAAP have been provided, except for any such contingent liabilities which, in the aggregate, would not reasonably be expected to result in remedial obligations that would result in a Material Adverse Effect.

6.02                        Survival of Representations and Warranties

All of the representations and warranties of the Borrowers and Guarantors contained in Section 6.01 will survive the execution and delivery of this Agreement notwithstanding any investigation made at any time by or on behalf of the Lender.

ARTICLE 7
COVENANTS

7.01                        Covenants

The Borrowers and Guarantors hereby covenant and agree that, so long as there is any outstanding credit hereunder and unless the Required Lenders otherwise expressly consent in writing:

(a)                                 Financial Reporting. They will furnish the Administrative Agent on behalf of the Lenders with the following statements, reports and certificates:

(i)                  within 60 days after the end of each of the first three fiscal quarters of BPY, (a) a copy of BPY’s unaudited consolidated financial statements with respect thereto, prepared in accordance with GAAP, and (b) a certificate of a senior officer of a Borrower in the form attached as Appendix C;

(ii)               within 90 days after the end of each fiscal year of BPY, (a) a copy of BPY’s audited consolidated financial statements, prepared in accordance with GAAP, together with the auditor’s report thereon, and (b) a certificate of a senior officer of a Borrower in the form attached as Appendix C; and

(iii)            such other statements, reports and information relating to the Borrowers’ or Guarantors’ operations as the Administrative Agent or Required Lenders may reasonably request from time to time.

(b)                                 Existence. Each Borrower and Guarantor will maintain its existence in good standing and will not be a party to any dissolution, reorganization, amalgamation, merger or any similar proceeding or arrangement other than such a transaction involving a Borrower or Guarantor and/or any one or more Subsidiaries of any of them (and no other Person); provided that (i) no Default or Event of Default has occurred or will occur upon the consummation of any such transaction, and (ii) the successor to such Borrower or Guarantor assumes the obligations of such Borrower or Guarantor under this Agreement and the Administrative Agent and the Lenders receive an opinion from counsel to such Borrower or Guarantor to the effect that such successor is bound by the obligations of such Borrower or Guarantor under this Agreement.

(c)                                  Conduct of Business. The Borrowers and Guarantors will conduct their businesses in such a manner so as to comply in all material respects with all applicable laws and regulations, except where a failure to do so would not result in a Material Adverse Effect.

(d)                                 Consolidated Net Worth. BPY will maintain Consolidated Net Worth in an amount greater than or equal to the sum of (i) US$5,000,000,000 plus (ii) an amount equal to $4,000,000,000 multiplied by the Proportionate Take-up Percentage.

(e)                                  Consolidated Obligations to Total Consolidated Capitalization. BPY will maintain a ratio of Consolidated Obligations to Total Consolidated Capitalization of no greater than 0.70:1.00. In determining the covenants and ratios provided for in Sections 7.01(d) and 7.01(e), the Borrowers and Guarantors will be permitted, at their option, to exclude any Person and its Subsidiaries that is not a Restricted Entity (each a “Nonconsolidated Entity”) provided that: (i) the Indebtedness of the Nonconsolidated Entities is without recourse to any Borrower, any Guarantor or any Subsidiary that is not a Nonconsolidated Entity, and (ii) both the Indebtedness of the Nonconsolidated Entities and BPY’s investments in such Nonconsolidated Entities are excluded from the consolidated basis calculations.

(f)                                   Minimum Equity in respect of GGP and BPO. During the period commencing on the date hereof and ending on the BPO Privatization Date, the sum of all Common Equity, preferred equity and capital securities of BPY attributable to BPY’s ownership interests in GGP and BPO, as accounted for in the most recent financial statements of BPY, will at all times equal or exceed $4,000,000,000.

(g)                                  Maximum Indebtedness of Borrowers and Guarantors. The Restricted Entities will not incur any Indebtedness other than:

(i)                  unsecured Indebtedness owed by one Restricted Entity to another Restricted Entity or to an Obligor or by one Obligor to another Obligor;

(ii)               Subordinated Debt that is owed to an Affiliate of an Obligor;

(iii)            Indebtedness outstanding pursuant to this Agreement;

(iv)           Indebtedness secured by Permitted Liens provided that (A) recourse against the Restricted Entities is limited to the property and assets secured by such Permitted Liens, and (B) no such Permitted Lien encumbers the direct or indirect ownership interest of a Restricted Entity in GGP or BPO;

(v)              any financial instrument obligation that was not entered into for speculative purposes, provided that at the time such financial instrument obligation was entered into, the aggregate amount of all outstanding Indebtedness of all of the Restricted Entities solely in respect of then outstanding financial instrument obligations did not exceed $250,000,000; and

(vi)           any other Indebtedness provided that the aggregate amount of all outstanding Indebtedness that is incurred by the Restricted Entities pursuant to this Section 7.01(g)(vi) does not at any time exceed $10,000,000.

The Borrowers will forthwith deliver to the Administrative Agent a copy of each subordination agreement that is entered into in respect of Subordinated Debt together with the underlying loan agreement or document that creates such Subordinated Debt.

(h)                                 Material Adverse Change. The Borrowers will promptly notify the Administrative Agent of the occurrence of any Material Adverse Change.

(i)                                     Negative Pledge. No Restricted Entity may (i) grant a Lien upon its direct or indirect ownership interests in GGP or BPO or (ii) grant a Lien upon any of its other undertaking, property or assets that is not a Permitted Lien, in each case unless such Person has complied with Section 7.01(j) in respect of such Lien.

(j)                                    Equal Security. If a Restricted Entity secures any Indebtedness, now or hereafter existing, (i) by any Lien that is not a Permitted Lien upon any of such entity’s present or future assets or (ii) by any Lien upon its direct or indirect ownership interests in GGP or BPO, in each case without the consent of the Required Lenders (the “Secured Assets”), the Obligors will grant (or cause to be granted) to the Administrative Agent for the benefit of the Lenders a valid perfected Lien in the Secured Assets as collateral security for its obligations hereunder, such Lien to rank equally with the Lien for such other Indebtedness. The Obligors will execute (or cause the execution of) such documents as the Administrative Agent may reasonably require to comply with the foregoing, and the Administrative Agent will execute such documents as the Obligor may reasonably require to comply with similar obligations in favour of other lenders from time to time. The Administrative Agent and the Lenders agree that at the request of an Obligor, the Administrative Agent will release and discharge the security obtained pursuant to this Section 7.01(j) if and when all Liens that are not Permitted Liens are discharged and released, provided that no Default or Event of Default then exists.

(k)                                 Taxes. Each Borrower, Guarantor, BPO Holding Company and GGP Holding Company will pay and discharge when due all taxes, assessments, levies or charges imposed upon it or upon its property or assets, as well as all claims for labour, materials and supplies which, if unpaid, (i) would by law become a Lien upon its property or assets, and (ii) would result in a Material Adverse Effect, except where contested in good faith by appropriate proceedings and where adequate reserves therefor have been set aside on such Person’s books.

(l)                                     Pensions. Each Borrower, Guarantor, BPO Holding Company and GGP Holding Company will pay, when due, all payments required to be made in respect of any pension plan covering employees of such entity and will perform all obligations required to maintain each such pension plan in good standing and fully funded, but only, in each case, if to do otherwise would result in Material Adverse Effect.

(m)                             Change of Circumstances. If, with respect to any type of credit or availment, the introduction or adoption of any law, regulation, guideline, request or directive (whether or not having the force of law) of any Governmental Authority (“Restraint”) or any change therein or change in the application thereof to any Borrower or to any Lender or change in the interpretation or administration thereof or any compliance by any Lender therewith:

(i)                  prohibits or restricts extending or maintaining such type of credit or availment or the charging of interest or fees in connection therewith, the Borrowers agree that the applicable Lender will have the right to comply with such Restraint, will have the right to refuse to permit the Borrowers to obtain such type of credit or availment and will have the right to require, at the option of the Borrowers, the conversion of such outstanding credit or availment to another type of credit or availment to permit compliance with the Restraint or, subject to Section 5.03, repayment in full of such credit or availment together with accrued interest thereon on the last day on which it is lawful for the affected Lender to continue to maintain and fund such credit or availment or to charge interest or fees in connection therewith, as the case may be; or

(ii)               will impose or require any reserve, special deposit requirements or tax (excluding taxes measured with reference to the net income or capital of a Lender and excluding charges or withholdings pursuant to Section 11.06 or Section 11.07), will establish an appropriate amount of capital to be maintained by a Lender or will impose any other requirement or condition which results in an increased cost to a Lender of extending or maintaining a credit or availment or obligation hereunder or reduces the amount received or receivable by a Lender with respect to any credit or availment under this Agreement or reduces a Lender’s effective return hereunder or on its capital or causes a Lender to make any payment or to forego any return based on any amount received or receivable hereunder, then, provided that there has been written notification to the Borrowers and the Administrative Agent by the affected Lender, and such compensation is being claimed as a general practice from customers of the affected Lender who by agreement are liable to pay such or similar compensation, the Borrowers will pay to such Lender such amounts as will fully compensate such Lender for all such increased costs, reductions, payments or foregone returns which accrue after the 30th day preceding such written notification. The affected Lender will notify the Borrowers and the Administrative Agent of any actual increased or imposed costs, reductions, payments or foregone returns forthwith on becoming aware of same and will concurrently provide to the Borrowers and the Administrative Agent a certificate of an officer of the affected Lender setting forth the amount of compensation to be paid to such Lender and the basis for the calculation of such amount, provided that such Lender will not be required to disclose any information relating to its taxes which it deems confidential.

(n)                                 Notice of Default. Forthwith after a senior officer of a Borrower or Guarantor learns of the existence of a Default or Event of Default, the Borrowers will notify the Administrative Agent of the occurrence of such Default or Event of Default and will concurrently deliver to the Administrative Agent on behalf of the Lenders a detailed statement of a senior officer of any Borrower of the steps, if any, being taken to cure or remedy such Default or Event of Default.

(o)                                 Use of Proceeds. The Borrowers will cause:

(i)                                     the proceeds of Revolving Facility to be used for:

(A)          general corporate purposes, including, but not limited to, direct and indirect acquisitions in connection with the businesses of the Borrowers and refinancing of the existing bilateral facilities of the Borrowers, and

(B)                               the funding of (1) the acquisition of BPO common shares either pursuant to the Offer, a Compulsory Acquisition, Subsequent Acquisition Transaction or otherwise or (2) the making of loans or investments in BPO for the purposes of redeeming and cancelling BPO common shares pursuant to a Subsequent Acquisition Transaction (a “Subsequent Acquisition Transaction Redemption”), provided, that in the case of this subclause (B), the Acquisition Facility has been fully advanced at the time of such funding (after giving effect to the termination of any Commitments pursuant to Section 2.03(a)) and the aggregate outstanding Loans that were made for such purpose do not at any time exceed $365,508,000; and

(ii)           the proceeds of Acquisition Facility to be used solely for the purposes of funding (1) the acquisition of BPO Shares pursuant to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction or (2) a Subsequent Acquisition Transaction Redemption.

In no event will the proceeds of the Credit Facility be used to fund a purchase of a public company other than BPO by way of a hostile takeover bid without the consent of the Required Lenders.

(p)                                 Limitation on Distributions.

(i)                                     Subject to Section 7.01(p)(ii), no Restricted Entity will declare or make any Distribution during the occurrence and continuance of a Default or Event of Default except that:  (A) if a Distribution has been declared and a Default (other than a payment Default or a Default under Section 7.01(b), Section 7.01(d), Section 7.01(e), Section 7.01(f), Section 7.01(g) or Section 7.01(i)) subsequently occurs, the applicable Restricted Entity will be entitled to pay such Distribution as declared so long as at the time of such Distribution, such Default has not become an Event of Default and no other Event of Default has then occurred and is continuing; (B) Distributions from one Restricted Entity to another Restricted Entity or BPY Subsidiary shall be permitted at any time; and (C) a Distribution that is made or satisfied with the issuance of Equity Securities shall be permitted at any time.

(ii)           Until such time as the Acquisition Facility has been repaid in full and terminated, no Restricted Entity will make any Distribution that amounts to a redemption or retraction of the preferred shares of Brookfield BPY Holdings Inc. that are outstanding on the date hereof and any preferred shares issued by a Restricted Entity that replace them after the date hereof (either in whole or in part) unless such payment is made or satisfied with (A) the issuance of Equity Securities or the proceeds of a concurrent issuance of Equity Securities, or (B) the proceeds of Subordinated Debt in respect of which the holder thereof has, in addition to entering into the subordination and postponement agreement attached as Appendix F, agreed that it will not receive any repayments of principal under such Subordinated Debt for so long as the Acquisition Facility remains outstanding.  The Borrowers and Guarantors represent and warrant to the Lenders that as at the date hereof, no Restricted Entity has issued any preferred shares (or any similar Equity Securities that have a redemption or retraction option) for consideration in excess of $10,000,000 to any Person that is not a Restricted Entity or BPY Subsidiary, other than the aforementioned preferred shares of Brookfield BPY Holdings Inc.

(iii)          Subject to Section 7.01(p)(iv), the Borrowers and the Guarantors will not permit any of the BPO Holding Companies or GGP Holding Companies to suffer to exist any restriction on its ability: (a) to pay directly or indirectly dividends permitted by applicable law or make any other distributions in respect of its Equity Securities or pay any Indebtedness or other obligation owed to any Borrower, any Guarantor or any other Restricted Entity; (b) to make loans or advances to any Borrower, any Guarantor or any other Restricted Entity; or (c) to transfer any or all of its property or assets to any Borrower, any Guarantor or any other Restricted Entity.

(iv)                              Notwithstanding Section 7.01(p)(iii), a BPO Holding Company and GGP Holding Company may suffer to exist any such restriction: (a) pursuant to any agreement in effect on the date of this Agreement; (b) pursuant to an agreement relating to any Indebtedness incurred by such Person prior to the date on which such Person became a BPO Holding Company or GGP Holding Company and outstanding on such date and not incurred in anticipation of becoming a BPO Holding Company or GGP Holding Company; (c) pursuant to an agreement relating to any Limited Recourse Indebtedness that is permitted pursuant to Sections 7.01(g) or Section 7.01(i); or (d) pursuant to any joint venture, investment fund or investment vehicle agreement with the consortium investors in GGP; or (e) pursuant to an agreement effecting a renewal, refunding or extension of Indebtedness incurred pursuant to an agreement referred to in clauses (a) through (d) of this paragraph, provided however, that the provisions contained in such renewal, refunding or extension agreement relating to such restriction are no more restrictive or onerous in any material respect than the provisions contained in the agreement the subject thereof, as determined in good faith by the Borrowers.

(q)                                 Indemnity. Each Borrower agrees to jointly and severally indemnify the Administrative Agent, the Issuing Bank and each Lender and their respective Affiliates, successors and permitted assigns, and their respective officers, directors, employees, agents and members (each such Person being called an “Indemnitee” and for the purposes of this Section, the Administrative Agent, the Issuing Bank and each Lender is appointed the trustee of each other Indemnitee which is its respective Affiliates, officers, directors, employees, agents and members) against, and to hold each Indemnitee harmless from, any and all losses, claims, demands, liabilities and reasonable expenses (including reasonable counsel fees, charges and disbursements) incurred by or asserted against any Indemnitee arising out of, in any way connected with, or as a result of the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby, the use of the proceeds of the Loans, or any claim, litigation, investigation or proceeding relating to any of the foregoing, whether or not any Indemnitee is a party thereto and regardless of whether such matter is initiated by a third party or by a Borrower or any of its Affiliates; provided that such indemnity will not be available to the extent that such losses, claims, demands, liabilities and expenses result from the gross negligence or wilful misconduct of any Indemnitee.

(r)            OFAC Compliance. The Borrowers will not directly or indirectly (i) lend or contribute by way of equity the proceeds of the Loans to any Person on the OFAC Lists at the time of such loan or contribution or any Person that is known to the Borrowers or Guarantors as being owned or controlled by a Person on the OFAC Lists at such time, or (ii) knowingly use or otherwise knowingly make available, the proceeds of the Loans to any Subsidiary, joint venture partner or other Person in violation of any of the U.S. economic sanctions administered by OFAC.

(s)                                   Insurance. The Borrowers and the Guarantors will, and will cause the BPO Holding Companies and GGP Holding Companies to, maintain or cause to be maintained, with financially sound and reputable insurers, insurance with respect to their respective properties and business against such liabilities, casualties, risks and contingencies and in such types (including business interruption insurance and, to the extent available at commercially reasonable rates, flood insurance) and amounts as is customary in the case of Persons engaged in the same or similar businesses, except where the occurrence of such non-compliance, individually or in the aggregate, would not result in a Material Adverse Effect.

(t)                                    Offer.  In connection with the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, the Offerors will:

(i)                                     comply with all applicable material laws and regulations;

(ii)           furnish to the Administrative Agent copies of the final offer to purchase and circular sent to shareholders of BPO, a Form F-4 registration statement, a Schedule 13E-3 and a Schedule 14D-1F in connection with the Offer, any amendment, extension or variation to any of the foregoing, and any other documents, applications and papers required to be filed with the securities regulatory authorities in Canada or the United States in connection with the Offer; and

(iii)          otherwise keep the Administrative Agent apprised of all events and developments relating to the Offer that would reasonably be expected to adversely affect the interests of the Lenders.

(u)                                 Margin Regulations.  The Borrowers will not use the proceeds of any Loan in violation of Regulations T, U or X of the Federal Reserve Board as in effect from time to time and all official rulings and interpretations thereunder or thereof, and will cause a Federal Reserve Form to be delivered to any Lender upon request.

ARTICLE 8
CONDITIONS PRECEDENT

8.01        Conditions Precedent to Effectiveness of this Agreement

The obligation of the Lenders to extend credit hereunder and of the Issuing Bank to issue Letters of Credit is subject to the Administrative Agent receiving the following, in form and substance satisfactory to it:

(a)                                 a certificate of a senior officer or director of each Borrower and Guarantor (in that capacity and without personal liability): (i) setting forth specimen signatures of the individuals authorized to sign this Agreement; (ii) attaching a certified copy of the resolution of the board of directors of such Borrower or Guarantor approving this Agreement; and (iii) attaching the constituent documents of such Borrower or Guarantor (and its general partner, if applicable);

(b)                                 a compliance certificate in the form of Appendix C;

(c)           opinions of counsel to the Borrowers and Guarantors addressed to the Administrative Agent, the Issuing Bank and the Lenders;

(d)                                 completion of all “know-your-customer” diligence and documentation as required by the Lenders;

(e)                                  all fees and other amounts due from the Borrowers and payable on or prior to the Effective Date, including, to the extent invoiced, reimbursement or payment of all reasonable legal fees and reasonable other out-of-pocket expenses required to be reimbursed or paid by the Borrowers hereunder;

(f)                                   a counterpart of this Agreement signed on behalf of each party hereto, or written evidence satisfactory to the Administrative Agent (which may include facsimile transmission of a signed signature page of this Agreement) that each such party has signed a counterpart of this Agreement; and

(g)           documentation relating to satisfactory arrangements for the repayment,  cancellation and/or cash collateralization of the existing bi-lateral facilities in favour of the certain of the Borrowers and the transfers of all letters of credit issued thereunder to the Revolving Facility.

8.02        Conditions Precedent to Advances Under Revolving Facility

The obligation of the Lenders to extend credit hereunder by means of drawdown (including by issuance of a Letter of Credit), rollover or conversion from one type of credit availment to another under the Revolving Facility is subject to the fulfilment of the following conditions precedent on the date such credit is extended or other date as specified (unless waived with the consent of the Supermajority Lenders):

(a)                                 the Administrative Agent has received a Borrowing Notice (unless Section 3.02(g) or 3.08 applies);

(b)                                 with respect to each drawdown being made under the Revolving Facility for purposes other than the funding of the acquisition or redemption of BPO shares pursuant to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction, no Default or Event of Default will have occurred and be continuing and no Material Adverse Change shall have occurred;

(c)           with respect to each drawdown being made under the Revolving Facility for the purpose of funding the acquisition or redemption of BPO shares pursuant to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction:

(i)            no Default or Event of Default (in respect of which, for clarity, Section 9.01(q) does not apply) will have occurred and be continuing except for any Default or Event of Default resulting from a breach of Section 7.01(d), 7.01(e) or 7.01(f) that would cease to exist upon the making of the proposed drawdown and the acquisition or redemption of the BPO common shares with the proceeds of such drawdown;

(ii)           the Acquisition Facility has been fully advanced or will be fully advanced on the date of such drawdown (where all conditions precedent to such advance have been satisfied pursuant to Section 8.03);

(iii)          with respect solely to any drawdown under the Revolving Facility to fund a Brookfield-Initiated Compulsory Acquisition or Subsequent Acquisition Transaction, (A) there shall not have existed or occurred prior to the date the Brookfield-Initiated Compulsory Acquisition or Subsequent Acquisition Transaction was initially commenced, any change (or any condition, event or development involving a prospective change) in the business, operations, assets, capitalization, properties, condition (financial or otherwise), results of operations, rights or privileges (whether contractual or otherwise), prospects or liabilities (whether accrued, absolute, contingent or otherwise) of BPO which, when considered either individually or in the aggregate, constitutes a “Material Adverse Effect” (as that term is defined in the Offering Circular) with respect to BPO, and the other conditions noted in 8.03(d) or 8.03(e), as applicable, have been satisfied or waived with the consent of the Supermajority Lenders; and

(d)           with respect to each drawdown, the representations and warranties of the Borrowers and Guarantors contained in Section 6.01 must be true and correct in all material respects on the date such credit is obtained as if such representations and warranties were made on such date, except for any representations and warranties which are expressly stated to be made as of a specific date and except in respect of any Default or Event of Default resulting from a breach of Section 7.01(d), 7.01(e) or 7.01(f) that would cease to exist upon the making of the proposed drawdown and the acquisition or redemption of the BPO common shares with the proceeds of such drawdown.

8.03        Conditions Precedent to Advances Under Acquisition Facility

The obligation of the Lenders to extend credit hereunder by means of drawdown, rollover or conversion from one type of credit availment to another under the Acquisition Facility is subject to the fulfilment of the following conditions precedent on the date such credit is extended or other date as specified (unless waived with the consent of the Supermajority Lenders):

(a)                                 the Administrative Agent has received a Borrowing Notice (unless Section 3.08 applies) and appropriate funding direction evidencing the use of proceeds consistent with Section 7.01(o);

(b)                                 with respect solely to the initial drawdown under the Acquisition Facility:

(i)            there shall not exist or have occurred prior to the Borrowing Notice having been issued in respect of such drawdown any change (or any condition, event or development involving a prospective change) in the business, operations, assets, capitalization, properties, condition (financial or otherwise), results of operations, rights or privileges (whether contractual or otherwise), prospects or liabilities (whether accrued, absolute, contingent or otherwise) of BPO which, when considered either individually or in the aggregate, constitutes a “Material Adverse Effect” (as that term is defined in the Offering Circular) with respect to BPO; and

(ii)           all Conditions set forth in section 4(a), (b), (d) or (e) of the Approved Offering Circular have either been satisfied on their current terms, or waived or amended with the consent of the Supermajority Lenders;

(c)                                  with respect to any drawdown under the Acquisition Facility to fund the acquisition of BPO shares pursuant to the Offer, all amendments and modifications to the Offering Circular dated February 11, 2014 that was provided to the Administrative Agent that are adverse to the Lenders in any material respect have been approved by the Supermajority Lenders, acting reasonably;

(d)                                 with respect solely to any drawdown under the Acquisition Facility to fund a Brookfield-Initiated Compulsory Acquisition:

(i)                                     there shall not have existed or occurred prior to the date the Brookfield-Initiated Compulsory Acquisition was commenced, any change (or any condition, event or development involving a prospective change) in the business, operations, assets, capitalization, properties, condition (financial or otherwise), results of operations, rights or privileges (whether contractual or otherwise), prospects or liabilities (whether accrued, absolute, contingent or otherwise) of BPO which, when considered either individually or in the aggregate, constitutes a “Material Adverse Effect” (as that term is defined in the Offering Circular) with respect to BPO; and

(ii)           at the time the Brookfield-Initiated Compulsory Acquisition is commenced, no act, action, suit or proceeding shall have been taken and no Laws shall have been announced, proposed, enacted, promulgated, amended or applied to enjoin or prohibit the Brookfield-Initiated Compulsory Acquisition; and

(iii)          all material government or regulatory consents, authorizations, waivers, permits, reviews, orders, rulings, decisions, approvals or exemptions necessary to complete the Brookfield-Initiated Compulsory Acquisition have been obtained;

(e)                                  with respect solely to any drawdown under the Acquisition Facility to fund a Subsequent Acquisition Transaction:

(i)                                     there shall not have existed or occurred prior to the date the Subsequent Acquisition Transaction was commenced, any change (or any condition, event or development involving a prospective change) in the business, operations, assets, capitalization, properties, condition (financial or otherwise), results of operations, rights or privileges (whether contractual or otherwise), prospects or liabilities (whether accrued, absolute, contingent or otherwise) of BPO which, when considered either individually or in the aggregate, constitutes a “Material Adverse Effect” (as that term is defined in the Offering Circular) with respect to BPO;

(ii)           all conditions precedent for the benefit of the Offerors set out in any agreement with BPO (including any arrangement agreement or plan of arrangement or otherwise) for the completion of the Subsequent Acquisition Transaction have been satisfied on their terms in all material respects or waived with the consent of the Supermajority Lenders;

(iii)          no act, action, suit or proceeding shall have been taken and no Laws shall have been announced, proposed, enacted, promulgated, amended or applied to enjoin or prohibit the Subsequent Acquisition Transaction; and

(iv)          all material government or regulatory consents, authorizations, waivers, permits, reviews, orders, rulings, decisions, approvals or exemptions necessary to complete the Subsequent Acquisition Transaction have been obtained; and

(f)                                   with respect to each drawdown:

(i)                                     no Default or Event of Default (in respect of which, for clarity, Section 9.01(q) does not apply) will have occurred and be continuing except for any Default or Event of Default resulting from a breach of Section 7.01(d), 7.01(e) or 7.01(f) that would cease to exist upon the making of the proposed drawdown and the acquisition or redemption of the BPO common shares with the proceeds of such drawdown; and

(ii)           the representations and warranties of the Borrowers and Guarantors contained in Section 6.01 must be true and correct in all material respects on the date such credit is obtained as if such representations and warranties were made on such date, except for any representations and warranties which are expressly stated to be made as of a specific date and except in respect of any Default or Event of Default resulting from a breach of Section 7.01(d), 7.01(e) or 7.01(f) that would cease to exist upon the making of the proposed drawdown and the acquisition or redemption of the BPO common shares with the proceeds of such drawdown.

8.04        Waiver

The terms and conditions of Sections 8.01, 8.02 and 8.03 are inserted for the sole benefit of the Lenders and the Supermajority Lenders may (in their sole discretion) waive them in whole or in part with or without terms or conditions, in respect of any extension of credit, without prejudicing the Lenders’ right to assert them in whole or in part in respect of any other extension of credit.

8.05        Commencement of Brookfield-Initiated Compulsory Acquisition / Subsequent Acquisition Transaction

For the purposes of this Article 8, a Brookfield-Initiated Compulsory Acquisition shall be “commenced” upon the sending of the notice contemplated by Section 206(3) of the Canada Business Corporations Act, and a Subsequent Acquisition Transaction shall be “commenced” upon the earlier of the entering into of a written agreement between the offeror and BPO for completion of the Subsequent Acquisition Transaction and the mailing of a circular to BPO common shareholders for approval of a Subsequent Acquisition Transaction.

ARTICLE 9
DEFAULT AND REMEDIES

9.01        Events of Default

Upon the occurrence of any one or more of the following events:

(a)                                 the non-payment of any principal payment when due and payable hereunder (including on the Maturity Date);

(b)                                 the non-payment of any amount (other than principal) due to the Administrative Agent or a Lender hereunder that is not remedied by the Borrowers within three Banking Days after written notice of non-payment has been given to the Borrowers by the Administrative Agent;

(c)                                  the breach or failure of due observance or performance by a Borrower or Guarantor of any covenant or provision of this Agreement, other than those dealt with elsewhere in this Section 9.01, provided that if such breach or failure is capable of being remedied, the Borrowers and Guarantors will have 10 Banking Days from the day on which the Administrative Agent provides written notice to the Borrowers and Guarantors thereof to remedy such breach or failure;

(d)                                 any representation or warranty made by a Borrower or Guarantor under this Agreement proves to have been incorrect in any material respect when made (or deemed to be made), provided that if such breach of representation or warranty is capable of being remedied, the Borrowers and Guarantors will have 10 Banking Days from the day on which the Administrative Agent provides written notice to the Borrowers and Guarantors thereof to remedy such breach;

(e)                                  if a Restricted Entity:

(i)                                     becomes an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada), or makes an assignment of its property for the general benefit of its creditors under such Act, or makes a proposal (or files a notice of its intention to do so) under such Act;

(ii)           institutes any proceeding seeking to adjudicate it an insolvent, or seeking liquidation, dissolution, winding-up, reorganization, compromise, arrangement, adjustment, protection, moratorium, relief, stay of proceedings of creditors generally (or any class of creditors), or composition of it or its debts or any other relief, under any federal, provincial or foreign law now or hereafter in effect relating to bankruptcy, winding-up, insolvency, reorganization, receivership, plans of arrangement or relief or protection of debtors (including the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act

(Canada) and any applicable corporations legislation) or at common law or in equity (“Insolvency Laws”);

(iii)          applies for the appointment of, or the taking of possession by, a receiver, interim receiver, receiver/manager, sequestrator, conservator, custodian, administrator, trustee, liquidator or other similar official for it or any material part of its property; or

(iv)                              ceases to carry on business in the normal course;

(f)                                   if any petition is filed, application made or other proceeding instituted against or in respect of a Restricted Entity:

(i)            seeking to adjudicate it an insolvent;

(ii)           seeking a receiving order against it under the Bankruptcy and Insolvency Act (Canada) or under analogous foreign law;

(iii)          seeking liquidation, dissolution, winding-up, reorganization, compromise, arrangement, adjustment, protection, moratorium, relief, stay of proceedings of creditors generally (or any class of creditors), or composition of it or its debts or any other relief under any Insolvency Laws; or

(iv)          seeking the entry of an order for relief or the appointment of, or the taking of possession by, a receiver, interim receiver, receiver/manager, sequestrator, conservator, custodian, administrator, trustee, liquidator or other similar official for it or any material part of its property;

unless such party is contesting any such petition, application or proceeding in good faith and such proceedings have been abandoned or otherwise dismissed within 60 days after the date of commencement thereof; provided that if an order, decree or judgment is granted or entered (whether or not entered or subject to appeal) against such party in the interim as a result of any of the foregoing, such grace period will cease to apply;

(g)                                  if any of the events described in Section 9.01(e) or Section 9.01(f) occurs in respect of BPO after the BPO Privatization Date;

(h)                                 if there is an action, suit, inquiry, claim or proceeding against an Obligor before any Governmental Authority, commission, board or court or before any private arbitrator, mediator or referee which would result in a Material Adverse Effect;

(i)                                     if any Person, pursuant to legal process or an encumbrance, takes possession of any material part of the properties or assets of an Obligor with a value in excess of $115,000,000, where such possession is not being contested in good faith by such Obligor and has not been stayed within a period of thirty (30) days;

(j)                                    if an event occurs which constitutes an event of default under any agreements or instruments relating to Indebtedness of a Restricted Entity of $50,000,000 or more in the aggregate that entitles the creditor under such Indebtedness to accelerate or to demand payment of such Indebtedness;

(k)                                 if:

(i)            during the period commencing on the date hereof and ending on the BPO Privatization Date (i) an event occurs which constitutes an event of default under any agreements or instruments relating to Indebtedness owing by BPO or GGP in excess of $115,000,000 that entitles the creditor under such Indebtedness to accelerate or to demand payment of such Indebtedness (a “default event”), and (ii) at any time during such period as any such default event continues to exists, the aggregate consolidated value of the shares of BPO and GGP that are directly or indirectly owned by BPY and BPY Holding LP, as determined as at the close of business on each day during such period based on the closing prices of the common shares or units of BPO and GGP on the New York Stock Exchange, is less than the sum of (A) $4,000,000,000 plus (B) $4,000,000,000 multiplied by the Proportionate Take-Up Percentage (with any de-listed shares being deemed to have a zero value for the purposes of this calculation); or

(ii)           during the period commencing after the BPO Privatization Date, an event occurs which constitutes an event of default under any agreements or instruments relating to Indebtedness owing by BPO in excess of $115,000,000 that entitles the creditor under such Indebtedness to accelerate or to demand payment of such Indebtedness;

(l)            one or more judgments in a cumulative amount in excess of $115,000,000 is rendered against any Restricted Entity and the relevant party has not (i) provided for its discharge in accordance with its terms within 30 days from the date of entry thereof, or (ii) procured a stay of execution thereof within 30 days from the date of entry thereof and within such period, or such longer period during which execution of such judgment continues to be stayed, appealed such judgment and caused the execution thereof to be stayed during such appeal, provided that if enforcement and/or realization proceedings or similar process are lawfully commenced in respect thereof in the interim, such grace period will cease to apply;

(m)                             if any course of action is undertaken by a Borrower or Guarantor which is intended or would result in the reorganization of such Borrower or Guarantor or the consolidation, amalgamation or merger of such Borrower or Guarantor with another Person or the transfer of all or substantially all of the undertaking and assets of such Borrower or Guarantor to any other Person, which is not permitted hereunder and which would result in a material adverse effect on such Borrower or Guarantor;

(n)                                 if Brookfield Asset Management Inc. and its Affiliates collectively cease to directly and/or indirectly own at least 20% of the economic interest in BPY

Holding LP (or any successor holding company that is the primary holding company for BPY’s assets);

(o)                                 if Brookfield Asset Management Inc. and its Affiliates collectively cease to Control the Obligors;

(p)                                 this Agreement, at any time for any reason, terminates or ceases to be in full force and effect and a legally valid, binding and enforceable obligation of the Borrowers and the Guarantors, is declared to be void or voidable or is repudiated, or the validity, binding effect, legality or enforceability hereof is at any time contested by any Borrower or any Guarantor, or any Borrower or Guarantor denies that it has any further liability or obligation hereunder, or any judgement is obtained against an Obligor or any of its Affiliates that enjoins or restrains the performance or observance by the Borrowers or the Guarantors of any material terms hereof or determines the invalidity or unenforceability hereof;

(q)                                 if at any time after the Completion Date, a Material Adverse Change occurs; and

(r)                                    BPY ceases to be a publicly-traded company on a recognized stock exchange;

the right of the Borrowers to obtain any further credit hereunder and all of the obligations of the Lenders hereunder to extend such further credit will automatically terminate and the Administrative Agent may (and at the request of the Required Lenders shall), by written notice to the Borrowers, declare all indebtedness of the Borrowers to the Lenders pursuant to this Agreement (including all obligations of the Borrowers to deliver cash collateral) to be immediately due and payable whereupon all such indebtedness will immediately become and be due and payable without further demand or other notice of any kind, all of which are expressly waived by the Borrowers. Notwithstanding the foregoing, upon the occurrence of an Event of Default described in Section 9.01(e) or upon the entry of an order, decree or judgment determining a Borrower or Guarantor to be bankrupt or insolvent, all of the indebtedness of the Borrowers to the Lenders pursuant to this Agreement will be immediately due and payable without demand or notice of any kind, all of which are expressly waived by the Borrowers. If any Event of Default occurs, the Administrative Agent may, in its discretion, and at the direction of the Required Lenders shall, exercise any right or recourse and/or proceed by any action, suit, remedy or proceeding against the Borrowers that is authorized or permitted by law for the recovery of all the indebtedness and liabilities of the Borrowers to the Lenders and may proceed to exercise any and all rights and remedies hereunder, and no such remedy for the enforcement of the rights of the Lenders will be exclusive of or dependent on any other remedy, but any one or more of such remedies may from time to time be exercised independently or in combination. The taking of a judgment or judgments or any other action or dealing whatsoever by the Administrative Agent or the Lenders in respect of this Agreement will not operate as a merger of any indebtedness of the Borrowers to the Administrative Agent or the Lenders or in any way suspend payment or affect or prejudice the rights, remedies or powers, legal or equitable, which the Administrative Agent or the Lenders may have in connection with such liabilities and the surrender, cancellation or any other dealings with any security for such liabilities will not release or affect the liability of the Borrowers hereunder.

9.02                        Set-Off by Lender

If an Event of Default has occurred and is continuing, each Lender and each of its Affiliates are hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other obligations at any time owing by such Lender or Affiliate to or for the credit or the account of any Borrower or Guarantor against any of and all of the obligations of the Borrowers and Guarantors now or hereafter existing under this Agreement, irrespective of whether or not such Lender has made any demand under this Agreement and although such obligations may not have matured. The rights of each Lender under this Section 9.02 are in addition to other rights and remedies (including other rights of set off) which such Lender may have.

ARTICLE 10
THE ADMINISTRATIVE AGENT

10.01                 Appointment of Administrative Agent

Each Lender and the Issuing Bank hereby designates The Toronto-Dominion Bank as Administrative Agent. Each Lender and the Issuing Bank hereby irrevocably authorizes the Administrative Agent to take such action on its behalf under the provisions of this Agreement and to exercise such powers and to perform such duties hereunder as are specifically delegated to or required of the Administrative Agent by the terms hereof and such other powers as are reasonably incidental thereto. The Administrative Agent may perform any of its duties hereunder by or through its agents or employees.

10.02                 Limitation of Duties of Administrative Agent

The Administrative Agent shall have no duties or responsibilities except those expressly set out with respect to the Administrative Agent in this Agreement. None of the Administrative Agent nor any of its Affiliates shall be liable for any action taken or omitted by it as such hereunder or in connection herewith, unless caused by its or their gross negligence or wilful misconduct. The duties of the Administrative Agent shall be mechanical and administrative in nature. The Administrative Agent shall not have, by reason of this Agreement, a fiduciary relationship in respect of any Lender or the Issuing Bank. Nothing in this Agreement, expressed or implied, is intended to or shall be so construed as to impose upon the Administrative Agent any obligations in respect of this Agreement except as expressly set out herein. The Administrative Agent shall be under no duty to take any discretionary action permitted to be taken by it pursuant to this Agreement unless it is requested in writing to do so by the Required Lenders.

10.03                 Lack of Reliance on the Administrative Agent

(a)                                 Independent Investigation. Independently, and without reliance upon the Administrative Agent, each Lender and the Issuing Bank, to the extent it deems appropriate, has made and shall continue to make (i) its own independent investigation of the financial condition and affairs of the Obligors and their Subsidiaries in connection with the taking or not taking of any action in connection herewith, and (ii) its own appraisal of the creditworthiness of the Obligors and their Subsidiaries, and, except as expressly provided in this

Agreement, the Administrative Agent shall have no duty or responsibility, either initially or on a continuing basis, to provide any Lender or the Issuing Bank with any credit or other information with respect thereto, whether coming into its possession before the consummation of the transactions contemplated hereby or at any time or times thereafter.

(b)                                 Agent Not Responsible. The Administrative Agent shall not be responsible to any Lender or the Issuing Bank for any recitals, statements, information, representations or warranties herein or in any document, certificate or other writing delivered in connection herewith or for the execution, effectiveness, genuineness, validity, enforceability, collectability, priority or sufficiency of this Agreement or the financial condition of the Obligors and their Subsidiaries or be required to make any inquiry concerning either the performance or observance of any of the terms, provisions or conditions of this Agreement, or the financial condition of the Obligors and their Subsidiaries, or the existence or possible existence of any Default or Event of Default.

10.04                 Certain Rights of the Administrative Agent

If the Administrative Agent shall request instructions from the Lenders or the Required Lenders (as the case may be) with respect to any act or action (including the failure to act) in connection with this Agreement, the Administrative Agent shall be entitled to refrain from such act or taking such action unless and until the Administrative Agent shall have received written instructions from the Lenders or the Required Lenders, as applicable, and the Administrative Agent shall not incur liability to any Person by reason of so refraining. Without limiting the foregoing, no Lender shall have any right of action whatsoever against the Administrative Agent as a result of the Administrative Agent acting or refraining from acting under this Agreement in accordance with the instructions of the Required Lenders, or, to the extent required by Section 11.01, all of the Lenders.

10.05                 Reliance by Administrative Agent

The Administrative Agent shall be entitled to rely, and shall be fully protected in relying, upon any note, writing, resolution, notice, statement, certificate, telex, teletype or facsimile message, electronic mail, cablegram, radiogram, order or other documentary teletransmission or telephone message believed by it to be genuine and correct and to have been signed, sent or made by the proper Person. The Administrative Agent may consult with legal counsel (including counsel for the Borrowers), independent public accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken by it in good faith in accordance with the advice of such counsel, accountants or experts.

10.06                 Indemnification of Agent

To the extent the Administrative Agent is not reimbursed and indemnified by the Borrowers, each Lender will reimburse and indemnify the Administrative Agent, in proportion to its aggregate Applicable Percentage, for and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses (including reasonable counsel fees and disbursements) or disbursements of any kind or nature whatsoever which may be imposed on, incurred by or asserted against the Administrative Agent in performing its duties hereunder, in any way relating to or arising out of this Agreement; provided that no Lender shall be liable to the Administrative Agent for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Administrative Agent’s gross negligence (it being acknowledged that ordinary negligence does not necessarily constitute gross negligence) or wilful misconduct.

10.07                 The Agent in its Individual Capacity

With respect to its obligations under this Agreement and the Loans made by it, The Toronto-Dominion Bank in its capacity as a Lender hereunder, shall have the same rights and powers hereunder as any other Lender and may exercise the same as though it were not performing the duties, if any, specified herein; and the terms “Lenders”, “Required Lenders”, “Issuing Bank” and any similar terms shall, unless the context clearly otherwise indicates, include The Toronto-Dominion Bank in its capacity as a Lender and the Issuing Bank hereunder. The Administrative Agent may accept deposits from, lend money to, and generally engage in any kind of banking, trust, financial advisory or other business with any Obligor or any Affiliate of an Obligor as if it were not performing the duties, if any, specified herein, and may accept fees and other consideration from an Obligor for services in connection with this Agreement and otherwise without having to account for the same to the Lenders.

10.08                 May Treat Lender as Owner

The Borrowers, the Administrative Agent and the Issuing Bank may deem and treat each Lender as the owner of the Loans recorded on the Register maintained pursuant to Section 11.05(c) for all purposes hereof until a written notice of the assignment or transfer thereof made in accordance with this Agreement shall have been filed with the Administrative Agent. Any request, authority or consent of any Person who at the time of making such request or giving such authority or consent is the owner of a Loan shall be conclusive and binding on any subsequent owner, transferee or assignee of such Loan.

10.09                 Successor Administrative Agent

(a)                                 Administrative Agent Resignation. The Administrative Agent may resign at any time by giving written notice thereof to the Lenders, the Issuing Bank and the Borrowers, and may be removed at any time with cause by the Required Lenders. Upon any such resignation, or removal, the Required Lenders shall have the right, upon five Banking Days’ notice to the Borrowers, to appoint a successor Administrative Agent (who shall be a bank which is listed on Schedule I of the Bank Act (Canada)), subject to the approval of the Borrowers, such approval not to be unreasonably withheld. If no successor Administrative Agent shall have been so appointed by the Required Lenders, and shall have accepted such appointment, within 30 days after the retiring Administrative Agent’s giving of notice of resignation or the Required Lenders’ removal of the retiring Administrative Agent, then, upon five Banking Days’ notice to the Borrowers, the retiring Administrative Agent may, on behalf of the Lenders, appoint a successor Administrative Agent (subject to approval of the Borrowers, such approval not to be unreasonably withheld), which shall be a bank which is listed on Schedule I of the Bank Act (Canada).

(b)                                 Rights, Powers, etc. Upon the acceptance of any appointment as Administrative Agent hereunder by a successor Administrative Agent, such successor Administrative Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Administrative Agent, and the retiring Administrative Agent shall be discharged from its duties and obligations under this Agreement. After any retiring Administrative Agent’s resignation or removal hereunder as Administrative Agent, the provisions of this Article 10 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Administrative Agent under this Agreement.

10.10                 No Independent Legal Action by Lenders

No Lender may take any independent legal action to enforce any obligation of any Obligor hereunder. Each Lender hereby acknowledges that, to the extent permitted by applicable law, the remedies provided thereunder to the Lenders are for the benefit of the Lenders collectively and acting together and not severally, and further acknowledges that each Lender’s rights hereunder are to be exercised collectively, not severally, by the Administrative Agent upon the decision of the Required Lenders. Accordingly, notwithstanding any of the provisions contained herein, each of the Lenders hereby covenants and agrees that it shall not be entitled to take any action hereunder, including any declaration of default hereunder, but that any such action shall be taken only by the Administrative Agent with the prior written agreement of the Required Lenders, provided that, notwithstanding the foregoing, in the absence of instructions from the Lenders (or the Required Lenders) and where in the sole opinion of the Administrative Agent the exigencies of the situation so warrant such action, the Administrative Agent may without notice to or consent of the Lenders (or the Required Lenders) take such action on behalf of the Lenders as it deems appropriate or desirable in the interests of the Lenders. Each Lender hereby further covenants and agrees that upon any such written consent being given by the Required Lenders, it shall co-operate fully with the Administrative Agent to the extent requested by the Administrative Agent, and each Lender further covenants and agrees that all proceeds from the realization of the enforcement of this Agreement, to the extent permitted by applicable law, are held for the benefit of all of the Lenders and shall be shared among the Lenders rateably in accordance with this Agreement, and each Lender acknowledges that all costs of any such realization (including all amounts for which the Administrative Agent is required to be indemnified under the provisions hereof) shall be shared among the Lenders rateably in accordance with this Agreement. Each Lender covenants and agrees to do all acts and things and to make, execute and deliver all agreements and other instruments, so as to fully carry out the intent and purpose of this Section 10.10 and each Lender hereby covenants and agrees that it shall not seek, take, accept or receive any security for any of the obligations and liabilities of any Borrower hereunder, or any other document, instrument, writing or agreement ancillary hereto or thereto, other than such security as is provided hereunder or thereunder, and that it shall not enter into any agreement with any of the parties hereto or thereto relating in any manner whatsoever to the Credit Facility, unless all of the Lenders shall at the same time obtain the benefit of any such security or agreement, as the case may be.

10.11                 Joint Bookrunners and Co-Lead Arrangers

The Joint Bookrunners and Co-Lead Arrangers and Syndication Agents have no duties, liabilities or obligations hereunder.

ARTICLE 11
MISCELLANEOUS

11.01                 Waivers and Amendments

(a)                                 No failure or delay by the Administrative Agent, the Issuing Bank or any Lender in exercising any right or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Administrative Agent, the Issuing Bank and the Lenders hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of this Agreement or consent to any departure by a Borrower therefrom shall in any event be effective unless the same shall be permitted by Section 11.01(b), and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. Without limiting the generality of the foregoing, the making of a Loan or issuance of a Letter of Credit shall not be construed as a waiver of any Default, regardless of whether the Administrative Agent, the Issuing Bank or any Lender may have had notice or knowledge of such Default at the time.

(b)                                 Neither this Agreement nor any provision hereof may be waived, amended or modified except pursuant to an agreement or agreements in writing entered into by the Borrowers and the Required Lenders, or by the Borrowers and the Administrative Agent with the consent of the Required Lenders; provided that no such agreement shall:

(i)                                     increase the amount or extend the expiry date of any Commitment of any Lender;

(ii)                                  reduce the principal amount of any Loan or reduce the rate of interest or any fee applicable to any Loan;

(iii)          postpone the scheduled date of payment of the principal amount of any Loan (including without limitation any mandatory prepayment), or any interest thereon, or any fees payable in respect thereof, or reduce the amount of, waive or excuse any such payment;

(iv)                              change Section 5.05 in a manner that would alter the pro rata sharing of payments required thereby;

(v)                                 change any of the provisions of this Section 11.01 or the definition of “Required Lenders” or any other provision hereof specifying the number or percentage of Lenders required to waive, amend or modify any rights hereunder or make any determination or grant any consent hereunder;

(vi)                              change Section 11.05(a) if such change would diminish a Lender’s consent right set out therein; or

(vii)                           waive any Event of Default specified in Section 9.01(e) or 9.01(f),

in each case without the prior written consent of each Lender and provided that no such agreement shall amend, modify or otherwise affect the rights or duties of the Administrative Agent or the Issuing Bank hereunder, as the case may be, without the prior written consent of the Administrative Agent or the Issuing Bank (as applicable).

(c)                                  No waiver or act or omission by the Required Lenders shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default or breach by an Obligor of any provision of this Agreement.

11.02                 Patriot Act

Pursuant to the requirements of the Patriot Act, the Lenders hereby notify the Borrowers that they may be required to obtain, verify and record information that identifies the Borrowers, which information includes the name and address of the Borrowers and other information that will allow the Lenders to identify the Borrowers in accordance with the Patriot Act.

11.03                 Limited Recourse

Recourse under this Agreement against BPY and BPY Holding LP will be limited to their assets, and this Agreement will not be personally binding upon, and resort will not be had to, nor will recourse or satisfaction be sought from the private property of, (i) any of the limited partners of BPY Holding LP (excluding BPY as a limited partner in such case) or BPY, (ii) any annuitants under a plan of which BPY or BPY Holding LP acts as a trustee or carrier, or (iii) any officers, employees or agents of BPY or BPY Holding LP.

11.04                 Notices

All notices and other communications provided for herein must be in writing and must be personally delivered to an officer or other responsible employee of the addressee or sent by facsimile, electronic mail or other direct written electronic means, charges prepaid, at or to the applicable addresses, facsimile numbers or electronic mail addresses, as the case may be, set opposite the party’s name on a signature page hereof or at or to such other address(es), facsimile number(s) or electronic mail address(es) as a party hereto may from time to time designate to the other party in such manner. Any communication which is personally delivered as aforesaid will be deemed to have been validly and effectively given on the date of such delivery if such date is a Banking Day and such delivery was made during normal business hours of the recipient; otherwise, it will be deemed to have been validly and effectively given on the Banking Day next following such date of delivery. Any communication which is transmitted by facsimile, electronic mail or other direct written electronic means as aforesaid will be deemed to have been validly and effectively given on the date of transmission if such date is a Banking Day and such transmission was made during normal business hours of the recipient; otherwise, it will be deemed to have been validly and effectively given on the Banking Day next following such date of transmission. The process agent for service for each Borrower not resident in Ontario is as follows: c/o Brookfield BPY Holdings Inc., Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario.

11.05                 Successors and Assigns

(a)                                 The provisions of this Agreement will be binding upon and enure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that, subject to Section 7.01(b), no Borrower or Guarantor may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Lender (and any attempted assignment or transfer by a Borrower or Guarantor without such consent shall be null and void). No Lender may assign or otherwise transfer its rights hereunder except in accordance with this Section.

(b)                                 Any Lender may assign to one or more assignees all or a portion of its rights and obligations under the Credit Facility (including all or a portion of its Commitments and the Loans at the time owing to it), provided that: (v)(i) the Administrative Agent must give its prior written consent to such assignment, (ii) in the case of an assignment of all or a portion of a Commitment or a Lender’s obligations in respect of its L/C Exposure, the Issuing Bank must give its prior written consent, and (iii) in the absence of an Event of Default, excluding any assignment made by a Lender to an Affiliate, the Borrowers must give their prior written consent to such assignment (which consent will not be unreasonably withheld or delayed); (x) each assignment must be in a minimum amount of $5,000,000 and in an integral multiple of $1,000,000; (y) at the time of the assignment by the applicable Lender, no increased costs by way of taxes, expenses or other obligations would be imposed upon any Borrower as a result of the assignment, provided that increased costs may be incurred as a result of a change in law that occurs following the assignment, and (z) the assigning Lender delivers to the assignee the completed Federal Reserve Form that it received from the Borrowers. All costs and expenses of the Administrative Agent relating to any such assignment by a Lender will be for the account of such Lender.  If an Event of Default is outstanding or an assignment is made by a Lender to an Affiliate of such Lender and the consent of the Borrowers is not required for an assignment by a Lender, the applicable Lender will give the Borrowers three Banking Days’ notice of its intention to assign all or a portion of its rights and obligations under this Agreement and following the giving of such notice, and subject to the prior written consent of the Issuing Bank (in the case of an assignment of all or a portion of a Commitment or a Lender’s obligations in respect of its L/C Exposure) such Lender may enter into assignment arrangements without further notice to the Borrowers.

(c)                                  The Administrative Agent, acting for this purpose as an agent of the Borrowers, shall maintain at one of its offices in Toronto, Ontario a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitment of, and principal amount of the Loans and L/C Obligations owing to, each Lender pursuant to the terms hereof from time to time (the “Register”) and Appendix A to this Agreement shall be amended or replaced accordingly. The entries in the Register shall be conclusive, and the Borrowers, the Guarantors, the Administrative Agent, the Issuing Bank, and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this

Agreement. The Register shall be available for inspection by the Borrowers, the Guarantors, the Issuing Bank and any Lender at any reasonable time and from time to time upon reasonable prior notice.

(d)                                 Upon its receipt of a duly completed Assignment and Assumption executed by an assigning Lender and an assignee, the assignee’s completed Administrative Questionnaire (unless the assignee shall already be a Lender hereunder), a processing and recordation fee of $3,500 payable by the assigning Lender and any written consent to such assignment required by Section 11.05(b), the Administrative Agent shall accept such Assignment and Assumption and record the information contained therein in the Register. No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in Section 11.05(c).

(e)                                  Any Lender may at any time, without the consent of, or notice to, the Borrowers, sell participations to any Person (other than a natural person or any Borrower or any Affiliate of any Borrowers or the Subsidiaries) (each, a “Participant”) in all or a portion of the Lender’s rights and/or obligations under this Agreement (including all or a portion of its Commitment and the Loans owing to it); provided that (i) such Lender’s obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, and (iii) the Borrowers shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under the Agreement. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of the Agreement; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver that would (i) increase or extend the Maturity Date, (ii) extend the date fixed for the payment of principal of or interest on any Loan or any reimbursement obligation in respect of any Letter of Credit or any portion of any fee hereunder payable to the Participant, (iii) reduce the amount of any such payment of principal or (iv) reduce the rate at which interest is payable thereon to a level below the rate at which the Participant is entitled to receive such interest. The Borrowers agree that each Participant shall be entitled to the benefits of Sections 7.01(m), 7.01(q), 11.06 and 11.07 to the same extent as if it were the Lender and had acquired its interest by assignment pursuant to this Section 11.05, provided that a Participant shall not be entitled to receive any greater payments under any such Section than the Lender would have been entitled to receive with respect to such participation sold to such Participant.

(f)                                   Any assignment or grant of a participation pursuant to this Section 11.05 shall constitute neither a repayment by a Borrower to the assigning or granting Lender of any Loan included therein, nor a new advance of any such Loan to a Borrower by such Lender or by the Assignee or Participant, as the case may be. The parties acknowledge that the Borrowers’ obligations hereunder with respect to any such

Loans will continue and will not constitute new obligations as a result of such assignment or participation.

(g)                                  A Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to as Federal Reserve Bank or any other central bank having jurisdiction over the Lender; provided that no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for the Lender as a party hereto.

11.06                 Withholding Taxes

If a Borrower is required by applicable law to make any deduction or withholding on account of any taxes or other similar charges which arise as a consequence of any payment due to the Administrative Agent or a Lender under this Agreement, then:

(a)                                 the Borrower will remit the amount of such taxes or charges to the appropriate taxation authority following its deduction or withholding prior to the date on which penalties attach thereto; and

(b)                                 within 30 days after such taxes or charges have been remitted, the Borrower will deliver to such Lender evidence satisfactory to the Lender, acting reasonably, that the taxes or charges in respect of which such deduction or withholding was made have been remitted to the appropriate taxation authority.

For greater certainty and notwithstanding any other provision hereof, the Borrower will not be required to indemnify any Lender on account of such taxes except to the extent as provided in Section 11.07 or as required to indemnify or otherwise compensate any Lender for any reasonable losses or expenses incurred by it as a result of the failure of the Borrower to remit any such taxes or charges to the appropriate taxation authority within the time provided for in this Section 11.06.

11.07                 Withholding Tax Indemnity

Any and all payments required to be made by or on behalf of the Borrowers under this Agreement will be made free and clear of, and without deduction or withholding for, or on account of, any present or future taxes or similar charges (collectively, the “Withholdings”) unless such Withholdings are required to be made under applicable law. If a Borrower is so required to deduct or withhold any Withholdings from any amount payable to the Administrative Agent or any Lender and if such Withholdings is an Indemnified Tax:

(a)                                 The amount payable by the Borrower to the Administrative Agent or the applicable Lender will be increased as may be necessary so that, after making all required Withholdings, the Administrative Agent or such Lender receives an amount equal to the amount that it would have received had no such Withholdings been withheld or deducted.

(b)                                 The applicable Borrower will remit the Withholdings to the appropriate taxation authority following its deduction or withholding prior to the date on which penalties attach thereto.

(c)                                  Within 30 days after such Withholdings have been remitted, the applicable Borrower will deliver to the Administrative Agent or the applicable Lender evidence satisfactory to the Lender, acting reasonably, that the taxes or charges in respect of which such deduction or withholding was made have been remitted to the appropriate taxation authority.

(d)                                 The Borrowers will indemnify the Administrative Agent or the applicable Lender, within ten (10) days after written demand therefor, for the full amount of any Indemnified Taxes paid by the Administrative Agent or such Lender, as applicable, on or with respect to any payment by or on account of any obligation of the Borrowers hereunder (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section) and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant taxation authority. A certificate as to the amount of such payment or liability (setting forth in reasonable detail the basis and calculation of such amounts) delivered to the Borrowers by the Administrative Agent or the applicable Lender (as applicable) will be conclusive absent manifest error.

(e)                                  If any Lender is entitled to an exemption from or reduction of withholding tax with respect to payments made under this Agreement, it shall deliver to the applicable Borrower, at the time or times reasonably requested in writing by such Borrower, such properly completed and executed documentation so requested as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, each Lender, if reasonably requested in writing by any Borrower, shall deliver such other documentation prescribed by applicable law or so requested by such Borrower as will enable such Borrower to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation (other than such documentation set forth in Sections 11.07 (f) and 11.07(g) below) shall not be required if in such Lender’s reasonable judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of the Lender.

(f)                                   Without limiting the generality of Section 11.07(e), in the event that any Borrower is a U.S. Borrower:

(i)                  any Lender that is a U.S. Person shall deliver to such Borrower on or prior to the date on which such Lender becomes party to this Agreement (and from time to time thereafter upon the reasonable request of such Borrower), executed originals of IRS Form W-9 certifying that such Lender is exempt from U.S. federal backup withholding tax;

(ii)               any Lender that is a Foreign Lender shall, to the extent it is legally entitled to do so, deliver to such Borrower (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes party to this Agreement (and from time to time thereafter upon the reasonable request of such Borrower), whichever of the following is applicable:

(A)                               in the case of a Foreign Lender claiming the benefits of an income tax treaty to which the United States is a party (x) with respect to payments of interest under this Agreement, executed originals of IRS Form W-8BEN establishing an exemption from, or reduction of, U.S. federal withholding tax pursuant to the “interest” article of such tax treaty and (y) with respect to any other applicable payments under this Agreement, IRS Form W-8BEN establishing an exemption from, or reduction of, U.S. federal withholding tax pursuant to the “business profits” or “other income” article of such tax treaty;

(B)                               executed originals of IRS Form W-8ECI;

(C)                               in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the IRC, (x) a certificate substantially in the form of Appendix G-1 to the effect that such Foreign Lender is not a “bank” within the meaning of Section 881(c)(3)(A) of the IRC, a “10 percent shareholder” of any Borrower within the meaning of Section 881(c)(3)(B) of the IRC, or a “controlled foreign corporation” described in Section 881(c)(3)(C) of the IRC (a “U.S. Tax Compliance Certificate”) and (y) executed originals of IRS Form W-8BEN; or

(D)                               to the extent a Foreign Lender is not the beneficial owner, executed originals of IRS Form W-8IMY, accompanied by IRS Form W-8ECI, IRS Form W-8BEN, a U.S. Tax Compliance Certificate substantially in the form of Appendix G-2 or Appendix G-3, IRS Form W-9, and/or other certification documents from each beneficial owner, as applicable; provided that if the Foreign Lender is a partnership and one or more direct or indirect partners of such Foreign Lender are claiming the portfolio interest exemption, such Foreign Lender may provide a U.S. Tax Compliance Certificate substantially in the form of Appendix G-4 on behalf of each such direct and indirect partner.

Each Foreign Lender shall, to the extent it is legally entitled to do so, deliver to such Borrower (in such number of copies as shall be requested) on or prior to the date on which such Foreign Lender becomes party to this Agreement (and from time to time thereafter upon the reasonable request of such Borrower), executed originals of any other form prescribed by applicable law as a basis for claiming exemption from or a reduction in

U.S. federal withholding tax, duly completed, together with such supplementary documentation as may be prescribed by applicable law to permit such Borrower to determine the withholding or deduction required to be made.

(g)                                  If a payment made to any Lender under this Agreement would be subject to U.S. federal withholding tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the IRC, as applicable), such Lender shall deliver to such Borrower at the time or times prescribed by law and at such time or times reasonably requested by such Borrower such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the IRC) and such additional documentation reasonably requested by such Borrower as may be necessary for such Borrower to comply with its obligations under FATCA and to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this 11.07(g), “FATCA” shall include any amendments made to FATCA after the date of this Agreement.

(h)                                 Each Lender agrees that if any form or certification it previously delivered pursuant to this Section 11.07 expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the applicable Borrower in writing of its legal inability to do so.

(i)                                     If, following the imposition of any Indemnified Taxes on any payment by the applicable Borrower to the Administrative Agent or any Lender in respect of which such Borrower is required to make an additional payment pursuant to this Section 11.07, the Administrative Agent or such Lender receives or is granted a credit against or remission for or deduction from or in respect of any taxes or charges paid by it or obtains any other relief which, in the Administrative Agent or such Lender’s opinion, is both reasonably identifiable and quantifiable by it without imposing an unacceptable administrative burden on it (any of the foregoing being a “saving”), the Administrative Agent or such Lender will reimburse such Borrower with such amount as the Administrative Agent or such Lender will have concluded, in its absolute discretion but in good faith, to be the amount or value of the relevant saving but only to the extent of indemnity payments made or additional amounts paid, by such Borrower under this Section 11.07 with respect to Withholdings giving rise to such refund or reduction, net of all out of pocket expenses of the Administrative Agent or such Lender and without interest (other than any net after tax interest paid by the relevant Governmental Authority with respect to such refund). Nothing herein contained will interfere with the right of the Administrative Agent or any Lender to arrange its affairs in whatever manner it thinks fit and, in particular, the Administrative Agent and the Lenders will not be under any obligation to claim relief for tax purposes on their corporate profits or otherwise, or to claim such relief in priority to any other claims, relief, credits or deductions available to them or to disclose details of their affairs. The Administrative Agent and the applicable Lender will notify the applicable Borrower promptly of the receipt by it of any such saving and of its opinion as to the amount or value thereof, and any reimbursement to be made by it will be made promptly on the date of receipt of such saving by the Administrative Agent or such Lender or, if later, on the last date on which the applicable taxation authority would be able in accordance with applicable law to reclaim or reduce such saving. The applicable Borrower, upon the request of Administrative Agent or applicable Lender, agrees to repay the amount paid over to such Borrower (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) if the Administrative Agent or applicable Lender is required to repay such refund or reduction to such Governmental Authority. This will not be construed to require the Administrative Agent or any Lender to make available its tax returns (or any other information relating to its taxes which it deems confidential) to any Borrower or any other Person.

11.08                 Funding Through Branches of Lender

Any Lender may, at its option, make any Loan to, or issue any Letter of Credit for the account of, any Borrower by causing any branch, agency or Affiliate of such Lender to make such Loan or issue such Letter of Credit; provided that any exercise of such option will not affect the obligations of such Lender hereunder in connection with any such Loan or issuance of such Letter of Credit or the obligations of the applicable Borrower to repay such Loan or any amounts in respect of such Letter of Credit.

11.09                 Expenses

The Borrowers shall pay (a) all reasonable, documented out-of-pocket expenses incurred by the Administrative Agent and the Lenders, including the reasonable fees, charges and disbursements of external counsel in connection with the negotiation and preparation of this Agreement (whether or not the transactions contemplated hereby or thereby shall be consummated) and the management and administration of this Agreement (whether or not any Loans are advanced hereunder), (b) all reasonable, documented out-of-pocket expenses incurred by the Administrative Agent and the Lenders, including the reasonable fees, charges and disbursements of external counsel, in connection with any amendments, modifications or waivers of the provisions hereof or of any of the other related documents, and (c) all reasonable, documented out-of-pocket expenses incurred by the Administrative Agent and the Lenders, including the fees, charges and disbursements of counsel, in connection with the collection, enforcement or protection of its rights in connection with this Agreement, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of any obligations owing under this Agreement, whether or not consummated.

11.10                 Entire Agreement

This Agreement and the agreements referred to herein which are delivered pursuant hereto constitute the entire agreement between the parties hereto and supersede any prior agreements, undertakings, declarations, representations and understandings, both written and verbal, in respect of the subject matter hereof.

11.11                 Judgment Currency

If, for the purpose of obtaining or enforcing judgment against a Borrower in any court in any jurisdiction, it becomes necessary to convert any amount due under this Agreement in one currency (the “Original Currency”) into another currency (the “Second Currency”), the conversion will be made at the rate of exchange generally used by the Administrative Agent on the Banking Day on which the judgment is given (the date as of which such conversion is made pursuant to this clause being hereinafter in this Agreement referred to as the “Judgment Conversion Date”).

11.12                 Additional Amounts

If there is a change in the rate of exchange as determined by the Administrative Agent prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the Borrowers will pay such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount paid in the Second Currency, when converted at the rate of exchange as determined by the Administrative Agent prevailing on the date of payment, will produce the amount of Original Currency, which could have been purchased with the amount of Second Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date. Any amount due from the Borrowers under the provisions of this Section will be due as a separate debt and will not be affected by judgment being obtained for any other amounts due under or in respect of this Agreement.

11.13                 Time

Time is of the essence in all provisions of this Agreement.

11.14                 Further Assurances

The Borrowers will from time to time promptly upon the request of the Administrative Agent take such action, and execute and deliver such further documents, as may be reasonably necessary or appropriate to fully give effect to the provisions and intent of this Agreement.

11.15                 Expenses

The Borrowers will reimburse the Lender, on demand, for all reasonable costs, fees, charges and expenses incurred by the Lender (including, but not limited to, all fees of the Lender’s counsel), in connection with (a) the preparation, negotiation and documentation of this Agreement and all documentation ancillary to the completion of the transactions contemplated by this Agreement, and (b) the interpretation and enforcement of the Lender’s rights under this Agreement or any such other documents.

11.16                 Severability

If any provision of this Agreement is or becomes prohibited or unenforceable in any jurisdiction, such prohibition or unenforceability will not invalidate or render unenforceable the provision concerned in any other jurisdiction nor will it invalidate, affect or impair any of the remaining provisions.

11.17                 Public Notices

Except as required by law or any stock exchange, no party hereto will issue any press release or make any other public announcement relating to, connected with or arising out of this Agreement without the prior consent of the other parties.

11.18                 Confidentiality

The Administrative Agent and each Lender will maintain the confidentiality of all non-public information furnished by or on behalf of the Borrowers and their Affiliates (“Confidential Information”) and will use all reasonable commercial efforts to preserve the confidentiality of the Confidential Information. The Lenders will be entitled to make disclosure (a) to each of its Affiliates, directors, officers, employees, agents and advisors, including accountants, legal counsel and other advisors for the purposes of this Agreement (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and be bound to keep such Information confidential), (b) to the extent requested by any Governmental Authority, (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process, (d) to any other party to this Agreement, (e) in connection with the exercise of any remedies under this Agreement or any suit, action or proceeding relating to this Agreement or the enforcement of rights hereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section, to any actual or prospective assignee of or participant in any participation of its rights or obligations under this Agreement, (g) any other lender party to a Bi lateral Facility provided such lender is bound by confidentiality obligations substantially the same as those of this Section, (h) with the consent of the Borrowers and the Guarantors, or (i) to the extent such Information (y) becomes publicly available other than as a result of a breach of this Section, or (z) becomes available to the Lender, on a non-confidential basis from a source other than the Borrowers or the Guarantors and which source is not bound by similar confidentiality obligations.

11.19                 Replacement of Lenders

If any Lender is a Defaulting Lender or fails to approve an amendment or waiver to this Agreement requiring its consent, which amendment or waiver is approved by the Required Lenders, then the Borrowers may, at their sole expense and effort, upon notice to such Lender and the Administrative Agent, require such Lender to (and such Lender shall) assign and delegate, without recourse (in accordance with and subject to the restrictions contained in Section 11.05), all its interests, rights and obligations under this Agreement to an assignee designated by the Borrowers that shall assume such interests, rights and obligations; provided that (i) the Borrowers shall have received the prior written consent of the Administrative Agent and of the Issuing Bank, which consents shall not unreasonably be withheld, (ii) such Lender shall have received payment of an amount equal to the outstanding principal of its Loans and participations in L/C Obligations, accrued interest thereon, accrued fees and all other amounts payable to it hereunder, from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrowers, (iii) the assignee consents to such amendment or waiver as previously requested by the Borrowers from the dissenting Lender, and (iv) the applicable Lender has remitted to the Administrative Agent any amounts then due and payable to the Administrative Agent pursuant to this Agreement. A Lender shall not be required to make any such assignment and delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrowers to require such assignment and delegation cease to apply.

11.20                 Relationship

The relationship between each Borrower and the Administrative Agent and the Lenders is, and shall at all times remain, solely that of borrower and lenders. This Agreement is made for the purpose of defining and setting forth certain obligations, rights and duties of the Borrowers, the Administrative Agent and the Lenders in connection with the Loans, and is made for the sole benefit of the Borrowers, the Administrative Agent and the Lenders, and the Administrative Agent’s and each Lender’s successors and assigns. Except as provided in Sections 7.01(q) and 11.05, no other Person not a party hereto shall have any rights of any nature hereunder or by reason hereof.

11.21                 Counterparts

This Agreement may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement and any separate letter agreements with respect to fees payable to the Administrative Agent, constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. This Agreement shall become effective when it shall have been executed by the Administrative Agent and when the Administrative Agent shall have received counterparts hereof which, when taken together, bear the signatures of each of the other parties hereto, and thereafter shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. Delivery of an executed original counterpart of a signature page of this Agreement by facsimile or electronic pdf shall be as effective as delivery of a manually executed original counterpart of this Agreement.

11.22                 Senior Indebtedness

The obligations hereunder are intended to (a) be “senior indebtedness” of the Borrowers and the Guarantors, (b) rank pari passu with other senior indebtedness of the Borrowers and the Guarantors and (c) rank in priority to any obligations of the Borrowers that are by their terms expressly subordinated.  For clarity, it is the intention of the parties that any swap obligations owed to any Lender by the Borrower and/or Guarantor shall rank pari passu with the obligations hereunder.

ARTICLE 12
GUARANTEE

12.01                 Guarantee

To induce the Administrative Agent and the Lenders to execute and deliver this Agreement and to make or maintain the Credit Facility in favour of the Borrowers, and in consideration thereof, each Guarantor hereby jointly and severally irrevocably and unconditionally guarantees (this “Guarantee”) to the Administrative Agent and the Lenders the due and punctual payment and performance to them upon demand made in accordance with the terms of this Agreement of all debts, liabilities and obligations of or owing by the Borrowers to the Administrative Agent and/or the Lenders at any time and from time to time, present and future, direct and indirect, absolute and contingent, matured or not, arising from this Agreement, and all amendments, restatements, replacements, renewals, extensions, or supplements and continuations hereof, and whether any Borrower is bound alone or with another or others, and whether as principal or surety, and including without limitation, all liabilities of the Borrowers arising as a consequence of their failure to pay or fulfil any of such debts, liabilities and obligations (collectively, the “Guaranteed Obligations”).

12.02                 Indemnity

In addition to the guarantee specified in Section 12.01, each Guarantor jointly and severally agrees to indemnify and save the Administrative Agent and the Lenders harmless from and against all reasonable costs, losses, expenses and damages they may suffer as a result or consequence of, the Borrowers’ default in the performance of any of the Guaranteed Obligations, or any inability by the Administrative Agent or the Lenders to recover the ultimate balance due or remaining unpaid in respect of the Guaranteed Obligations, including without limitation, reasonable legal fees incurred by or on behalf of the Administrative Agent and/or the Lenders resulting from any action instituted on the basis of this Guarantee.

12.03                 Payment and Performance

(a)                                 If the Borrowers fail or refuse to punctually pay or perform the Guaranteed Obligations, the Guarantors will unconditionally render any such payment or performance upon demand in accordance with the terms of this Guarantee.

(b)                                 Nothing but payment and satisfaction in full of the Guaranteed Obligations will release the Guarantors from their obligations under this Guarantee.

12.04                 Continuing Obligation

This Guarantee will be a continuing guarantee, will cover all the Guaranteed Obligations, and will apply to and secure any ultimate balance due or remaining unpaid to the Lender. This Guarantee will continue to be binding regardless of:

(a)                                 any amendment, restatement, replacement, renewal, extension, supplement, continuation or waiver of this Agreement or any provision or term hereof,

(b)                                 whether any other Person or Persons (an “Additional Guarantor”) will become in any other way responsible to the Lender for, or in respect of all or any part of the Guaranteed Obligations;

(c)                                  whether any such Additional Guarantor will cease to be so liable;

(d)                                 the validity or enforceability of any of the Guaranteed Obligations; or

(e)                                  whether any payment of any of the Guaranteed Obligations has been made and where such payment is rescinded or must otherwise be returned upon the occurrence of any action or event, including the insolvency or bankruptcy of any Borrower or otherwise, all as though such payment had not been made.

12.05                 Guarantee Unaffected

This Guarantee will not be determined or affected, or the Lenders’ or Administrative Agent’s rights under this Guarantee prejudiced by, the termination of any Guaranteed Obligations by operation of law or otherwise, including without limitation, the bankruptcy, insolvency, dissolution or liquidation of any Borrower, or any change in the name, business, powers, capital structure, constitution, objects, organization, directors or management of any Borrower, with respect to transactions occurring either before or after such change. This Guarantee is to extend to the liabilities of the Person or Persons for the time being and from time to time carrying on the business now carried on by any Borrower, notwithstanding any reorganization of any Borrower, any Guarantor or any Additional Guarantor or the amalgamation of any Borrower, any Guarantor or any Additional Guarantor with one or more other corporations (in this case, this Guarantee will extend to the liabilities of the resulting corporation and the terms “Borrower”, “Guarantor” and “Additional Guarantor”, as applicable, will include such resulting corporation) or any sale or disposal of any Borrower, Guarantor any Additional Guarantor’s business in whole or in part to one or more other Persons and all of such liabilities will be included in the Guaranteed Obligations. Each Guarantor agrees that the manner in which the Lenders may now or subsequently deal with the Borrowers, any Guarantor, any Additional Guarantor or any security (or any collateral subject to the security) or other guarantee in respect of the Guaranteed Obligations will have no effect on such Guarantor’s continuing liability under this Guarantee and each Guarantor irrevocably waives any rights it may have in respect of any of the above.

12.06                 Waivers

Each Guarantor waives each of the following, to the fullest extent permitted by law:

(a)                                 any defence based upon:

(i)      the unenforceability or invalidity of all or any part of the Guaranteed Obligations, or any security or other guarantee for the Guaranteed Obligations or any failure of any Lender to take proper care or act in a commercially reasonable manner in respect of any security for the Guaranteed Obligations or any collateral subject to the security, including in respect of any disposition of the collateral or any set-off of a Borrower’s bank deposits against the Guaranteed Obligations;

(ii)     any act or omission of any Borrower, any Guarantor or any other Person, including any Lender, that directly or indirectly results in the discharge or release of a Borrower, Guarantor or any other Person or any of the Guaranteed Obligations or any security for the Guaranteed Obligations; or

(iii)    any Lender’s present or future method of dealing with any Borrower, Guarantor, Additional Guarantor or security (or any collateral subject to the security) or other guarantee for the Guaranteed Obligations;

(b)                                 any right (whether now or hereafter existing) to require the Administrative Agent or the Lenders, as a condition to the enforcement of this Guarantee:

(i)                  to accelerate any of the Guaranteed Obligations or proceed and exhaust any recourse against any Borrowers or any other Person;

(ii)               to realize on any security that they hold;

(iii)            to marshal the assets of any Borrower or Guarantor; or

(iv)           to pursue any other remedy that a Guarantor may not be able to pursue itself and that might limit or reduce a Guarantor’s burden;

(c)                                  presentment, demand, protest and notice of any kind including, without limitation, notices of default and notice of acceptance of this Guarantee;

(d)                                 all suretyship defences and rights of every nature otherwise available under the laws of the Province of Ontario and the laws of any other jurisdiction;

(e)                                  any rights of subrogation or indemnification which it may have, until the obligations of the Borrowers under this Agreement have been paid in full; and

(f)                                   all other rights and defences (legal or equitable) the assertion or exercise of which would in any way diminish the liability of a Guarantor hereunder.

12.07      Right to Act

The Administrative Agent and the Lenders have the right to deal with the Borrowers, the documents creating or evidencing the Guaranteed Obligations and the security (or any collateral subject to the security), if any, now or subsequently held by the Administrative Agent or any Lender (including, without limitation, all modifications, extensions, replacements, amendments, renewals, restatements, and supplements to such documents or security) as they may see fit, without notice to any Borrower, Guarantor or Additional Guarantor and without in any way affecting, relieving, limiting or lessening a Guarantor’s or any Additional Guarantor’s liability under this Guarantee. Without limitation, the Administrative Agent and Lenders may:

(a)                                 grant time, renewals, extensions, indulgences, releases and discharges to a Borrower;

(b)                                 take new or additional security (including without limitation, other guarantees) from a Borrower;

(c)                                  discharge or partially discharge any or all security;

(d)                                 elect not to take security from a Borrower or not to perfect security;

(e)                                  cease or refrain from, or continuing to, giving credit or making loans or advances to a Borrower;

(f)                                   accept partial payment or performance from a Borrower or otherwise waive compliance by a Borrower with the terms of any of the documents or security;

(g)                                  assign any such document or security to any Person or Persons; or

(h)                                 deal or dispose in any manner (whether commercially reasonably or not) with any security (or any collateral subject to the security) or other guarantee for the Guaranteed Obligations.

12.08      Action or Inaction

Except as provided at law, no action or omission on the part of the Administrative Agent or the Lenders in exercising or failing to exercise their rights under this Article 12 or in connection with or arising from all or part of the Guaranteed Obligations will make the Administrative Agent or any Lender liable to any Borrower or Guarantor for any loss occasioned by it.

12.09      Guaranteed Parties’ Rights

The rights and remedies provided in this Article 12 are cumulative and may be exercised singly or concurrently, and are not exclusive of any rights or remedies provided by law.

12.10      Demand

The Administrative Agent may make demand in writing to a Guarantor at any time and from time to time after the occurrence of and during the continuance of an Event of Default, each such written demand to be accepted by each Guarantor as complete and satisfactory evidence of any default by a Borrower and the extent of such Event of Default, and of the Guarantor’s obligations to make a payment under this Guarantee and the amount of such payment. Each Guarantor will pay to the Administrative Agent (for the account of the Lenders) such amount or amounts payable under this Guarantee immediately upon such written demand.

[REMAINDER OF PAGE LEFT INTENTIONALLY BLANK]

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

BPY Bermuda Holdings Limited 73 Front Street Fifth Floor	BPY BERMUDA HOLDINGS LIMITED
Hamilton, Bermuda HM12	By:	/s/ Jane Sheere
		Name:	Jane Sheere
		Title:	Secretary
Attention: Jane Sheere Telefax: +441-296-4475 email address: Jane.Sheere@Brookfield.com

BPY Bermuda Holdings II Limited 73 Front Street Fifth Floor	BPY BERMUDA HOLDINGS II LIMITED
Hamilton, Bermuda HM12	By:	/s/ Jane Sheere
		Name:	Jane Sheere
		Title:	Secretary
Attention: Jane Sheere Telefax: +441-296-4475 email address: Jane.Sheere@Brookfield.com

Brookfield BPY Holdings Inc. Brookfield Place, 181 Bay Street Suite 300	BROOKFIELD BPY HOLDINGS INC.
Toronto, Ontario M5J 2T3	By:	/s/ Sujoy Gupta
		Name:	Sujoy Gupta
		Title:	Director
Attention: General Counsel Telefax: (416) 369-2301

Brookfield BPY Holdings Inc. Brookfield Place, 181 Bay Street Suite 300	BROOKFIELD BPY RETAIL HOLDINGS II INC.
Toronto, Ontario M5J 2T3	By:	/s/ Sujoy Gupta
		Name:	Sujoy Gupta
		Title:	Director
Attention: General Counsel Telefax: (416) 369-2301

[Signature Page to Credit Agreement]

Brookfield BPY Property Holdings I LLC Brookfield Place 250 Vesey Street, 15th Floor	BROOKFIELD BPY PROPERTY HOLDINGS I LLC
New York, New York 10281	By:	/s/ Michelle Campbell
		Name:	Michelle Campbell
		Title:	Vice-President, Compliance
Attention: General Counsel Telefax: (212) 417-7149

Brookfield BPY Property Holdings II LLC Brookfield Place 250 Vesey Street, 15th Floor	BROOKFIELD BPY PROPERTY HOLDINGS II LLC
New York, New York 10281	By:	/s/ Michelle Campbell
		Name:	Michelle Campbell
		Title:	Vice-President, Compliance
Attention: General Counsel Telefax: (212) 417-7149

Brookfield BPY Retail Holdings I LLC 73 Front Street Fifth Floor Hamilton, Bermuda HM12	BROOKFIELD BPY RETAIL HOLDINGS I LLC
	By:	/s/ Jane Sheere
		Name:	Jane Sheere
Attention: Jane Sheere		Title:	Secretary
Telefax: 441-296-4475 Email address: Jane.Sheere@Brookfield.com

Brookfield BPY Retail Holdings II LLC 73 Front Street Fifth Floor Hamilton, Bermuda HM12	BROOKFIELD BPY RETAIL HOLDINGS II LLC
	By:	/s/ Jane Sheere
	Name:		Jane Sheere
Attention: Jane Sheere	Title:		Secretary
Telefax: 441-296-4475 Email address: Jane.Sheere@Brookfield.com

[Signature Page to Credit Agreement]

Brookfield BPY Retail Holdings III LLC 73 Front Street Fifth Floor	BROOKFIELD BPY RETAIL HOLDINGS III LLC

Hamilton, Bermuda HM12	By:	/s/ Jane Sheere
	Name:		Jane Sheere
	Title:		Secretary
Attention: Jane Sheere Telefax: 441-296-4475 Email address: Jane.Sheere@Brookfield.com

Brookfield Property Split Corp. Brookfield Place, 181 Bay Street Suite 300	BROOKFIELD PROPERTY SPLIT CORP.
Toronto, Ontario M5J 2T3	By:	/s/ Jeffrey Blidner
		Name:	Jeffrey Blidner
		Title:	Director
Attention: General Counsel Telefax: (416) 369-2301

Brookfield BPY Finco ULC Brookfield Place, 181 Bay Street Suite 300	BROOKFIELD BPY FINCO ULC
Toronto, Ontario M5J 2T3	By:	/s/ Jeffrey Blidner
		Name:	Jeffrey Blidner
		Title:	Director
Attention: General Counsel Telefax: (416) 369-2301

Brookfield Office Properties Exchange LP Brookfield Place, 181 Bay Street	BROOKFIELD OFFICE PROPERTIES EXCHANGE LP
Suite 300	By:	/s/ Jeffrey Blidner
Toronto, Ontario M5J 2T3		Name:	Jeffrey Blidner
		Title:	Director

Attention: General Counsel Telefax: (416) 369-2301

[Signature Page to Credit Agreement]

Brookfield Property Partners L.P. 73 Front Street Fifth Floor Hamilton, Bermuda HM12	BROOKFIELD PROPERTY PARTNERS L.P., by its general partner, BROOKFIELD PROPERTY PARTNERS LIMITED

	By:	/s/ Jane Sheere
Attention: Jane Sheere		Name:	Jane Sheere
Telefax: 441-296-4475 Email address: Jane.Sheere@Brookfield.com		Title:	Secretary

Brookfield Property L.P. 73 Front Street Fifth Floor Hamilton, Bermuda HM12	BROOKFIELD PROPERTY L.P., by its general partner, BROOKFIELD PROPERTY PARTNERS L.P., by its general partner, BROOKFIELD PROPERTY PARTNERS LIMITED

Attention: Jane Sheere
Telefax: 441-296-4475	By:	/s/ Jane Sheere
Email address:		Name:	Jane Sheere
Jane.Sheere@Brookfield.com		Title:	Secretary

[Signature Page to Credit Agreement]

The Toronto-Dominion Bank	THE TORONTO-DOMINION BANK, as Administrative Agent
Corporate Credit Realty Group
TD Tower, 9th Floor
66 Wellington St. West	By:	/s/ Ronald J. Kowpak
Toronto, ON		Name: Ronald J. Kowpak
M5K 1A2		Title: Vice President, Loan Syndication - Agency

Attention: Director	By:
Telefax:: (416) 944-6976		Name:
Title:

The Toronto-Dominion Bank	THE TORONTO-DOMINION BANK, as Issuing Bank
Corporate Credit Realty Group
TD Tower, 9th Floor
66 Wellington St. West	By:	/s/ Brandon D’Mello
Toronto, ON		Name: Brandon D’Mello
M5K 1A2		Title: Vice President

Attention: Director	By:	/s/ Ken McKinnon
Telefax:: (416) 944-6976		Name: Ken McKinnon
Title: Vice President & Director

The Toronto-Dominion Bank	THE TORONTO-DOMINION BANK, as Lender
Corporate Credit Realty Group
TD Tower, 9th Floor
66 Wellington St. West	By:	/s/ Brandon D’Mello
Toronto, ON		Name: Brandon D’Mello
M5K 1A2		Title: Vice President

Attention: Director	By:	/s/ Ken McKinnon
Telefax:: (416) 944-6976		Name: Ken McKinnon
Title: Vice President & Director

[Signature Page to Credit Agreement]

National Bank of Canada	NATIONAL BANK OF CANADA, as Lender
130 King Street West, Suite 3100
Toronto, Ontario, Canada
M5X 2A2	By:	/s/ David Torrey
Name: David Torrey
Attention: Ben Ciallella		Title: Managing Director
Telefax: (416) 869-6545
Email Address: ben.ciallella@nbc.ca	By:	/s/ Ian Gillespie
Name: Ian Gillespie
Title: Managing Director

[Signature Page to Credit Agreement]

JPMorgan Chase Bank, N.A.	JPMORGAN CHASE BANK, N.A., as Lender
383 Madison Avenue, Floor 24
New York, NY
10179	By:	/s/ Mohammad S. Hasan
Name: Mohammad S. Hasan
Attention: Mohammad Hasan		Title: Vice President
Telefax: (646) 534-0574
Email Address:	By:
Mohammad.S.Hasan@jpmorgan.com		Name:
Title:

[Signature Page to Credit Agreement]

HSBC Bank Canada	HSBC BANK CANADA, as Lender
9th Floor, 70 York Street,
Toronto, Ontario, M5J 1S9
	By:	/s/ Casey Coates
Attention: Casey Coates		Name: Casey Coates
Telefax: 416-868-3817		Title: Director, Global Banking
Email Address:
casey_coates@hsbc.ca	By:	/s/ Laura McElwain
Name: Laura McElwain
Title: Chief Operating Officer, Global Banking

[Signature Page to Credit Agreement]

Deutsche Bank Securities, Inc.	DEUTSCHE BANK AG, NEW YORK BRANCH, as Lender
200 Crescent Court, Suite 550
Dallas, TX 75201
	By:	/s/ James Rolison
Attention: Gerard K. Dupont		Name: James Rolison
Telefax: (214) 740-7913		Title: Managing Director
Email Address:
gerard.dupont@db.com	By:	/s/ J.T. Johnston Coe
Name: J.T. Johnston Coe
Title: Managing Director

[Signature Page to Credit Agreement]

1 First Canadian Place	CREDIT SUISSE AG, TORONTO BRANCH, as Lender
Suite 2900
Toronto, Ontario
M5X 1C9	By:	/s/ Alain Daoust
Name: Alain Daoust
Attention: Alain Daoust		Title: Director
Telefax:: (416) 352 4576
Email Address:	By:	/s/ Chris Gage
alain.daoust@credit-suisse.com		Name: Chris Gage
Title: Chief Financial Officer

[Signature Page to Credit Agreement]

Citibank, N.A.	CITIBANK, N.A., as Lender
388 Greenwich Street 23rd Floor
New York, NY
10013	By:	/s/ John C. Rowland
Name: John C. Rowland
Attention: David L. Smith		Title: Vice President
Telefax: (866) 421-9138
Email Address:
David.L2.Smith@Citi.com

[Signature Page to Credit Agreement]

Canadian Imperial Bank of Commerce	CANADIAN IMPERIAL BANK OF COMMERCE, as Lender
40 Dundas Street West, 5th Floor
Toronto, Ontario
M5L 1A2	By:	/s/ Hedayat Nasoody
Name: Hedayat Nasoody
Attention: Kim Yeung		Title: Director
Telefax: (416) 980-5855
Email Address:	By:	/s/ Robert Tempelhagen
Kim.yeung@cibc.ca		Name: Robert Tempelhagen
Title: Managing Director

[Signature Page to Credit Agreement]

Bank of America, N.A.	BANK OF AMERICA, N.A., as Lender
901 Main St., 64th floor
Dallas, TX, 75202
	By:	/s/ Ronald Odlozil
Attention: Ron Odlozil		Name: Ronald Odlozil
Telefax: (214) 209-0995		Title: Senior Vice President
Email Address:
Ron.Odlozil@BAML.COM

[Signature Page to Credit Agreement]

Bank of China (Canada)	BANK OF CHINA (CANADA), as Lender
50 Minthorn Blvd. 6/FL,
Markham, Ontario
L3T 7X8	By:	/s/ Jie Chen
Name: Jie Chen
Attention: Hao Fu		Title: VP & Head of Corporate Banking
Telefax: (905) 771-8555
Email Address:	By:	/s/ Liang Jiao
haofu@ca.bocusa.com		Name: Liang Jiao
Title: Executive Vice President

[Signature Page to Credit Agreement]

The Bank of Nova Scotia	THE BANK OF NOVA SCOTIA, as Lender
Corporate Banking
40 King Street West, 62nd Floor,
Toronto, Ontario, Canada M5W 2X6	By:	/s/ J.M. Vilaca
Name: J.M. Vilaca
Attention: Frank Ottavino		Title: Director
Telefax: (416) 866-4037
Email Address:	By:	/s/ Russ Rowlands
Frank.Ottavino@scotiabank.com		Name: Russ Rowlands
Title: Associate Director

[Signature Page to Credit Agreement]

Bank of Montreal	BANK OF MONTREAL, as Lender
100 King St. West
First Canadian Place, 4th Floor
Toronto, ON	By:	/s/ Steven MacKinnon
M5X 1A1		Name: Steven MacKinnon
Title: Director
Attention: Steven Mackinnon
Telefax: (416) 867-6977	By:
Email Address:		Name:
steven.mackinnon@bmo.com		Title:

[Signature Page to Credit Agreement]

Barclays Bank PLC	BARCLAYS BANK PLC, as Lender
745 7th Avenue, 27th Floor
New York, NY
10019	By:	/s/ Noam Azachi
Name: Noam Azachi
Attention: Gregory Fishbein		Title: Vice President
Telefax: (212) 526 5115
Email Address:
Gregory.Fishbein@Barclays.com

[Signature Page to Credit Agreement]

Alberta Treasury Branches	ALBERTA TREASURY BRANCHES, as Lender
600 — 444 7th Avenue SW
Calgary, Alberta
T2P 0X8	By:	/s/ Ryan Wales
Name: Ryan Wales
Attention: Ryan Wales		Title: Director
Telefax: (403) 974 5191		ATB Corporate Financial Services
Email Address:
rwales@atb.com	By:	/s/ Andre-Gilles Charbonneau
Name: Andre-Gilles Charbonneau
Title: Associate Director

[Signature Page to Credit Agreement]

US Bank National Association	US BANK NATIONAL ASSOCIATION, as Lender
209 S. LaSalle Street, Suite 210
Chicago, IL
60604	By:	/s/ Dennis Redpath
Name: Dennis Redpath
Attention: Dennis Redpath		Title: SVP
Telefax: (312) 325-8853
Email Address:	By:	/s/ Joseph Rauhala
dennis.redpath@usbank.com		Name: Joseph Rauhala
Title: Principal Officer, Canada Brand

[Signature Page to Credit Agreement]

Sun Life Assurance Company of Canada	SUN LIFE ASSURANCE COMPANY OF CANADA, as Lender
150 King Street West, 3rd Floor
Toronto, Ontario
M5H 1J9	By:	/s/ Paul C. Sinclair
Name: Paul C. Sinclair
Attention: Gary Franko		Title: Head of Private Debt Private Fixed Income
Telefax: (416) 595-0131
Email Address:	By:	/s/ David J. Fletcher
gary.franko@sunlife.com		Name: David J. Fletcher
Title: Senior Director
Private Fixed Income

[Signature Page to Credit Agreement]

Sumitomo Mitsui Banking Corporation of Canada Ernst & Young Tower	SUMITOMO MITSUI BANKING CORPORATION OF CANADA, as Lender
Suite 1400, P.O. Box 172,
222 Bay Street
Toronto, Ontario M5K 1H6	By:	/s/ Alfred Lee
Name: Alfred Lee
Attention: Alfred Lee		Title: Senior Vice President
Telephone: (416) 368-4934
Email Address:	By:
alfred_lee@smbcgroup.com		Name:
Title:

[Signature Page to Credit Agreement]

Royal Bank of Canada	ROYAL BANK OF CANADA, as Lender
Three World Financial Center
200 Vesey Street
New York, NY	By:	/s/ Noel Curran
10281-8098		Name: Noel Curran
Title: Authorized Signatory
Attention: Joshua Freedman
Telefax: (212) 428-6459	By:	/s/ Joshua Freedman
Email Address:		Name: Joshua Freedman
Joshua.freedman@rbccm.com		Title: Authorized Signatory

[Signature Page to Credit Agreement]

Raymond James Bank, N.A.	RAYMOND JAMES BANK, N.A.
70 York Street, Suite 1260
Toronto, ON
M5J 1S9	By:	/s/ Daniel Simunac
Name: Daniel Simunac
Attention: Zubair Mumtaz		Title: Managing Director
Telefax: (416) 342-2590		Raymond James Bank, N.A.
Email Address:
Zubair.Mumtaz@RaymondJames.com	By:	/s/ Zubair Mumtaz
Name: Zubair Mumtax
Title: Vice President, Corporate Banking
Raymond James Bank, N.A.

[Signature Page to Credit Agreement]

APPENDIX A
COMMITMENTS OF THE LENDERS

	Lender	Acquisition Facility (in US$ millions)	Revolving Facility (in US$ millions)	Total (in US$ millions)
1.	The Toronto-Dominion Bank	150.0	100.0	250.0
2.	Canadian Imperial Bank of Commerce	150.0	100.0	250.0
3.	Citibank, N.A.	150.0	100.0	250.0
4.	Deutsche Bank AG, New York Branch	150.0	100.0	250.0
5.	HSBC Bank Canada	150.0	100.0	250.0
6.	Royal Bank of Canada	150.0	100.0	250.0
7.	Bank of Montreal	90.0	60.0	150.0
8.	National Bank of Canada	90.0	60.0	150.0
9.	JPMorgan Chase Bank, N.A.	60.0	40.0	100.0
10.	Sun Life Assurance Company of Canada	60.0	40.0	100.0
11.	US Bank National Association	60.0	40.0	100.0
12.	Credit Suisse AG, Toronto Branch	45.0	30.0	75.0
13.	Sumitomo Mitsui Banking Corporation of Canada	45.0	30.0	75.0
14.	Alberta Treasury Branches	30.0	20.0	50.0
15.	Bank of America, N.A.	30.0	20.0	50.0
16.	The Bank of Nova Scotia	30.0	20.0	50.0
17.	Barclays Bank PLC	30.0	20.0	50.0
18.	Bank of China (Canada)	18.0	12.0	30.0
19.	Raymond James Bank, N.A.	12.0	8.0	20.0
	TOTAL	$1,500.0	$1,000.0	$2,500.0

APPENDIX B
FORM OF BORROWING NOTICE

TO:	The Toronto-Dominion Bank (the “Administrative Agent”) TD North Tower 77 King Street West, 25th Floor Toronto, ON M5K 1A2 Attention: Vice President, Loan Syndications Fax: 416-982-5535

RE:

BPY Bermuda Holdings Limited, BPY Bermuda Holdings II Limited, Brookfield BPY Holdings Inc., Brookfield BPY Property Holdings I LLC, Brookfield BPY Property Holdings II LLC, Brookfield BPY Retail Holdings I LLC, Brookfield BPY Retail Holdings II LLC, Brookfield BPY Retail Holdings III LLC, Brookfield Property Split Corp., Brookfield BPY Finco ULC, Brookfield Office Properties Exchange LP, Brookfield Property Partners L.P. and Brookfield Property L.P.

Reference is made to a credit agreement (the “Credit Agreement”) dated as of March 18, 2014 between BPY Bermuda Holdings Limited, BPY Bermuda Holdings II Limited, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., Brookfield BPY Property Holdings I LLC, Brookfield BPY Property Holdings II LLC, Brookfield BPY Retail Holdings I LLC, Brookfield BPY Retail Holdings II LLC, Brookfield BPY Retail Holdings III LLC, Brookfield Property Split Corp., Brookfield BPY Finco ULC and Brookfield Office Properties Exchange LP, as borrowers, Brookfield Property Partners L.P. and Brookfield Property L.P., as guarantors, the lenders party thereto from time to time and The Toronto-Dominion Bank, as administrative agent and issuing bank. All terms used in this Borrowing Notice which are defined in the Credit Agreement have the meanings attributed thereto in the Credit Agreement.

The undersigned Borrower hereby requests the following Loan:

I.	Credit Facility:	[Revolving Facility/Acquisition Facility]

II.	Type of Loan:

III.	Amount of Loan:

IV.	Borrowing Date:

V.	Interest Period (if applicable):

VI.

Letter of Credit Details (if applicable, including (i) details of the Letter of Credit being amended, renewed or extended, (ii) the date of issuance, amendment, renewal or extension, (iii) the date on which such Letter of Credit is to expire, (iv) the amount and currency of the Letter of Credit, (v) the name and address of beneficiary):

VII.	Payment instructions (if any):

VIII.	If rollover or conversion of another Loan, details of the other Loan:	Type: Amount: Maturity Date:

In addition, the undersigned hereby certifies that, as at the date of this Borrowing Notice:

(a)                                 all of the representations and warranties of the Borrowers and Guarantors in Article 6 of the Credit Agreement are true and correct on the date hereof as if made on and as of the date hereof except for any representations and warranties that are expressly stated to be as of a specific date and except as disclosed to and accepted by the Required Lenders, in their sole discretion; and

(b)                                 no Default or Event of Default has occurred and is continuing nor will any Default or Event of Default occur after giving effect to the aforementioned Loan except for • [Borrower to refer to Sections 8.02(d) and 8.03(f) to confirm whether the carve-outs described therein are applicable in respect of any Default or Event of Default].

(c)                                  the applicable conditions in Section 8.02 or Section 8.03, as applicable, for the Loan have been met;

(d)                                 [the proceeds of the Loan are being used to purchase [•] BPO Common Shares as part of [the Offer / a Compulsory Acquisition / a Subsequent Acquisition Transaction]] [if applicable]

DATED this                day of                               , 20•.

B-2

• {Name of Borrower}

By:
Name:
Title:

B-3

APPENDIX C
FORM OF COMPLIANCE CERTIFICATE

TO:	The Toronto-Dominion Bank (the “Administrative Agent”) TD Bank Tower 66 Wellington Street West, 9th Floor Toronto, ON M5K 1A2 Attention: Vice President, Loan Syndications Fax: 416-982-5535

RE:

Credit agreement (the “Credit Agreement”) dated as of March 18, 2014 between BPY Bermuda Holdings Limited, BPY Bermuda Holdings II Limited, Brookfield BPY Holdings Inc., Brookfield BPY Property Holdings I LLC, Brookfield BPY Property Holdings II LLC, Brookfield BPY Retail Holdings II Inc., Brookfield BPY Retail Holdings I LLC, Brookfield BPY Retail Holdings II LLC, Brookfield BPY Retail Holdings III LLC, Brookfield Property Split Corp., Brookfield BPY Finco ULC and Brookfield Office Properties Exchange LP, as borrowers, Brookfield Property Partners L.P. and Brookfield Property L.P. , as guarantors, the lenders party thereto from time to time and The Toronto-Dominion Bank, as administrative agent and issuing bank.

I, the • of •, hereby certify, in that capacity and without personal liability, as follows:

1.                                      I have read and am familiar with the provisions of the Credit Agreement and I have made such examinations and investigations as I have deemed necessary to enable me to make the statements set out herein.

2.                                      All capitalized terms used in this certificate have the meanings given to such terms in the Credit Agreement.

3.                                      Attached hereto is a true and correct copy of BPY’s [unaudited consolidated financial statements/audited consolidated financial statements], which were prepared in accordance with GAAP (subject, in the case of such unaudited statements to customary yearend adjustments) and fairly, completely and accurately present the financial position of BPY and the results of its operations as of the dates and throughout the periods indicated.

4.                                      No Default or Event of Default has occurred and is continuing except for •.

5.                                      All of the representations and warranties of the Borrowers and Guarantors in Article 6 of the Credit Agreement are true and correct on the date hereof as if made on and as of the date hereof except for any representations and warranties that are expressly stated to be as of a specific date and except as disclosed to the Lenders and accepted by the Required Lenders.

6.                                     The Consolidated Net Worth as at • equals $•, the calculation of which is attached hereto.

7.                                      [The sum of all Common Equity, preferred equity and capital securities of BPY attributable to BPY’s ownership interests in GGP and BPO, as accounted for in the most recent financial statements of BPY, equals $•.] [NTD: Not applicable from and after the BPO Privatization Date.]

8.                                      The ratio of Consolidated Obligations to Total Consolidated Capitalization as at • equals •, the calculation of which is attached hereto.

9.                                      The aggregate principal amount of all outstanding Indebtedness of the Restricted Entities subject to the aggregate $10,000,000 million limit in Section 7.01(g) is $•.

10.                               All financial instrument obligations of the Restricted Entities were entered into in compliance with the $250,000,000 incurrence test limit in Section 7.01(g)(v).  For informational purposes only, the amount of all Indebtedness of the Restricted Entities solely in respect of outstanding financial instrument obligations as at • equals $•.

11.                               For informational purposes only (and without liability), the ratio of BPY’s deconsolidated obligations to total deconsolidated capitalization as at • equals •, the calculation of which is attached hereto.

This certificate is delivered to you pursuant to Section 7.01(a) of the Credit Agreement.

DATED: •

By:
Name:
Title:

C-2

APPENDIX D
DETAILS OF ADMINISTRATIVE AGENT AND BORROWERS’ ACCOUNTS

Agent Account Information

For payment in USD:

USD PAYMENT DETAILS

Bank Name:	Bank of America

Address:	100 West 33rd Street
New York, New York, U.S.A. 10001

ABA No.:	026-009-593

SWIFT:	BOFAUS3N

Account No.:	6550-826-336

Account with:	The Toronto-Dominion Bank

SWIFT:	TDOMCATTTOR

Favor:	The Toronto-Dominion Bank, 66 Wellington St. W., 5th Floor
Toronto, Ontario, Canada M5K 1A2 — Corporate Lending

Account No.:	0360-01-2301447

Reference:	BPY Bermuda Holdings Limited

Borrower Account Information

USD
Beneficiary:	BPY Bermuda Holdings Limited	BPY Bermuda Holdings II Limited	Brookfield BPY Holdings Inc. **	Brookfield BPY Property Holdings I LLC **	Brookfield BPY Property Holdings II LLC **	Brookfield BPY Retail Holdings I LLC **	Brookfield BPY Retail Holdings II LLC **	Brookfield BPY Retail Holdings III LLC**	Brookfield BPY Retail Holdings II Inc.**	Brookfield Property Split Corp.**	Brookfield BPY Finco ULC**	Brookfield Office Properties Exchange LP**
Account Number:	496555702	496555710	0413518	0378712	0378615	0379611	0390917	0391018	0489719	0470716	0471119	0476110
Bank:	JPMorgan Chase Bank, N.A.	JPMorgan Chase Bank, N.A.	Canadian Imperial Bank of Commerce, Toronto	Canadian Imperial Bank of Commerce, Toronto	Canadian Imperial Bank of Commerce, Toronto	Canadian Imperial Bank of Commerce, Toronto	Canadian Imperial Bank of Commerce, Toronto	Canadian Imperial Bank of Commerce, Toronto	Canadian Imperial Bank of Commerce, Toronto	Canadian Imperial Bank of Commerce, Toronto	Canadian Imperial Bank of Commerce, Toronto	Canadian Imperial Bank of Commerce, Toronto
ABA:	021000021	021000021						026005092	026005092	026005092	026005092	026005092
Bank #:			010	010	010	010	010	010	010	010	010	010
Transit #:			00002	00002	00002	00002	00002	00002	00002	00002	00002	00002
SWIFT:	CHASUS33	CHASUS33	CIBCCATT	CIBCCATT	CIBCCATT	CIBCCATT	CIBCCATT	CIBCCATT	CIBCCATT	CIBCCATT	CIBCCATT	CIBCCATT
Address:	611 Woodward Avenue, Detroit, MI 48226	611 Woodward Avenue, Detroit, MI 48226	199 Bay Street, Main Branch Commerce Court, Toronto, Ontario; M5L-1G9	199 Bay Street, Main Branch Commerce Court, Toronto, Ontario; M5L-1G9	199 Bay Street, Main Branch Commerce Court, Toronto, Ontario; M5L-1G9	199 Bay Street, Main Branch Commerce Court, Toronto, Ontario; M5L-1G9	199 Bay Street, Main Branch Commerce Court, Toronto, Ontario; M5L-1G9	199 Bay Street, Main Branch Commerce Court, Toronto, Ontario; M5L-1G9	199 Bay Street, Main Branch Commerce Court, Toronto, Ontario; M5L-1G9	199 Bay Street, Main Branch Commerce Court, Toronto, Ontario; M5L-1G9	199 Bay Street, Main Branch Commerce Court, Toronto, Ontario; M5L-1G9	199 Bay Street, Main Branch Commerce Court, Toronto, Ontario; M5L-1G9

**CIBC’s US Correspondent: Wells Fargo Bank, N.A., New York

ABA: 026005092            Swift Code: PNBPUS3NNYC            Address: 375 Park Avenue, 10152 New York

APPENDIX E
FORM OF PREPAYMENT NOTICE

TO:	The Toronto-Dominion Bank (the “Administrative Agent”) TD North Tower 77 King Street West, 25th Floor Toronto, ON M5K 1A2 Attention: Vice President, Loan Syndications Fax: 416-982-5535

Reference is made to the credit agreement, dated as of March 18, 2014 (as amended, amended and restated, extended, supplemented or otherwise modified or replace from time to time, the “Credit Agreement”), between BPY Bermuda Holdings Limited, BPY Bermuda Holdings II Limited, Brookfield BPY Holdings Inc., Brookfield BPY Property Holdings I LLC, Brookfield BPY Property Holdings II LLC, Brookfield BPY Retail Holdings II Inc., Brookfield BPY Retail Holdings I LLC, Brookfield BPY Retail Holdings II LLC, Brookfield BPY Retail Holdings III LLC, Brookfield Property Split Corp., Brookfield BPY Finco ULC and Brookfield Office Properties Exchange LP, as borrowers, Brookfield Property Partners L.P. and Brookfield Property L.P., as guarantors, the lenders party thereto from time to time and The Toronto-Dominion Bank, as administrative agent and issuing bank. All capitalized terms used but not defined herein have the meanings assigned to such terms in the Credit Agreement.

This prepayment notice (this “Notice”) is delivered by [INSERT NAME OF BORROWER] (the “Borrower”) to the Administrative Agent pursuant to and in accordance with Section 5.01 of the Credit Agreement.

The Borrower hereby notifies the Administrative Agent of the prepayment of Revolving Loans under [Revolving Facility/Acquisition Facility], as follows:

1.                                      (select types(s) of Revolving Loans)

• Base Rate Loan(s) in the principal amount of $                  .

• LIBOR Loan with an Interest Period ending on                   , 201       in the principal amount of $                  .

2.                                      On                   , 201      (a Business Day).

This Notice complies with the Credit Agreement.

IN WITNESS WHEREOF the undersigned has executed this Notice this [      ] day of [                ], 201[      ].

[INSERT SIGNATURE BLOCK FOR APPLICABLE BORROWER]

E-2

APPENDIX F
FORM OF SUBORDINATION AGREEMENT

THIS AGREEMENT made as of •, between • (the “Subordinate Creditor”) and • [NTD: Name of applicable obligor to be filled in.](1) (the “Debtor”) in favour of each of the lenders from time to time parties to the Credit Agreement (as defined below) (collectively, the “Senior Creditors”, and individually, a “Senior Creditor”, which terms shall include any successors or assignees thereof).

R E C I T A L S

A.                                    The Debtor has entered into a credit agreement with [BPY Bermuda Holdings Limited, BPY Bermuda Holdings II Limited, Brookfield BPY Holdings Inc., Brookfield BPY Property Holdings I LLC, Brookfield BPY Property Holdings II LLC, Brookfield BPY Retail Holdings I LLC, Brookfield BPY Retail Holdings II LLC, Brookfield BPY Retail Holdings II Inc., Brookfield BPY Retail Holdings III LLC, Brookfield Property Split Corp., Brookfield BPY Finco ULC and Brookfield Office Properties Exchange LP, as borrowers, Brookfield Property Partners L.P. and Brookfield Property L.P., as guarantors [NTD: Replace obligor with the Debtor where applicable.]], the Senior Creditors and The Toronto-Dominion Bank, as administrative agent and issuing lender (as amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), pursuant to which, among other things, each of the Senior Creditors has agreed, subject to the terms and conditions set forth in the Credit Agreement, to make certain loans and financial accommodations to the Borrowers.

B.                                    The Debtor has entered into • (as may be amended, restated, supplemented or otherwise modified from time to time, the “Subordinated Debt Agreement”).

NOW THEREFORE for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties agree as follows:

1.             Definitions

Capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Credit Agreement, as applicable. In addition, the following terms shall have the following meanings in this Agreement.

“Blockage Period” has the meaning set forth in Section 4.

“Credit Agreement” has the meaning set forth in the recitals hereto.

“Enforcement Action” shall mean (a) to demand, sue for, take or receive from or on behalf of the Debtor or any guarantor of the Subordinated Debt by setoff or in any other manner, the whole or any part of any moneys which may now or hereafter be owing by the Debtor or any such

1  If the Debtor(s) are not “Obligors” as defined in the Credit Agreement, this form of Agreement shall be amended to include a guarantee of such Debtor(s) to the Senior Creditors of the Senior Debt in the same form as the guarantee contained in the Credit Agreement.

guarantor with respect to the Subordinated Debt, (b) to initiate or participate with others in any suit, action or proceeding against the Debtor or any such guarantor to (i) enforce payment of or to collect the whole or any part of the Subordinated Debt or (ii) commence judicial enforcement of any of the rights and remedies under the Subordinated Debt Documents or applicable law with respect to the Subordinated Debt, (c) to accelerate any Subordinated Debt, or (d) to exercise any option or to cause the Debtor or any such guarantor to honour any redemption or mandatory prepayment obligation under any Subordinated Debt Document.

“Insolvency Proceeding” shall mean any voluntary or involuntary insolvency, bankruptcy, receivership, custodianship, liquidation, dissolution, reorganization (other than any reorganization completed in accordance with the Credit Agreement in connection with a transaction contemplated by section 7.01(b) of the Credit Agreement), assignment for the benefit of creditors, appointment of a custodian, receiver, trustee or other officer with similar powers or any other proceeding for the liquidation, dissolution or other winding up of a Person.

“Payment in Full” or “Paid in Full” shall mean the indefeasible payment in full in cash of the Senior Debt (excluding contingent obligations in respect of indemnification obligations which survive termination and for which no pending claim has been asserted) and the termination of all lending commitments under Credit Agreement.

“Senior Debt” shall mean (a) all indebtedness, obligations and liabilities of any kind, now or hereafter existing, direct or indirect, absolute or contingent, joint or several, of the Debtor to the Senior Creditors, whether as principal or surety under, pursuant to, or in connection with the Credit Agreement and the other Senior Debt Documents, together with all expenses and fees (including legal fees on a substantial indemnity basis) incurred by the Senior Creditors, their receiver or agents in connection therewith and all interest thereon (the “Senior Obligations”), (b) any complete or partial refinancing of the Senior Obligations, (c) any amendments, modifications, renewals or extensions of the Senior Obligations and (d) any interest and fees accruing on the Senior Obligations after the commencement of an Insolvency Proceeding, without regard to whether or not such interest or fees are an allowed claim in such Insolvency Proceeding.

“Senior Debt Documents” shall mean the Credit Agreement and all other documents and instruments evidencing or pertaining to all or any portion of the Senior Debt, as may be amended, restated, supplemented or otherwise modified from time to time.

“Senior Default” shall mean any “Default” or “Event of Default” as such terms are defined in the Credit Agreement.

“Subordinated Debt” shall mean all of the obligations of the Debtor to the Subordinated Creditor evidenced by the Subordinated Debt Agreement and all other amounts now or hereafter owed by the Debtor to the Subordinate Creditor under any Subordinated Debt Document.

“Subordinated Debt Agreement” shall have the meaning set forth in the recitals hereto.

“Subordinated Debt Documents” shall mean the Subordinated Debt Agreement and all other documents and instruments evidencing or pertaining to all or any portion of the Subordinated Debt, as may be amended, restated, supplemented or otherwise modified from time to time.

“Subordinate Default” shall mean a default in the payment of the Subordinated Debt or in the performance of any term, covenant or condition contained in the Subordinated Debt Documents or any other occurrence permitting the Subordinate Creditor to accelerate the payment of, or cause the redemption of all or any portion of the Subordinate Debt.

“Subordinate Default Notice” shall mean a written notice from the Subordinate Creditor or Debtor to the Senior Creditors pursuant to which the Senior Creditors are notified of the occurrence of a Subordinate Default, which notice incorporates a reasonably detailed description of such Subordinate Default.

“Total Senior Debt” shall mean the Senior Debt and all other indebtedness, obligations and liabilities of any kind of the Debtor, now or hereafter existing, direct or indirect, absolute or contingent, joint or several, which have not, by their terms, been expressly subordinated and rank pari passu with the Senior Debt.

2.             Subordination of Subordinate Debt to Senior Debt

Each of the Debtor and the Subordinate Creditor hereby covenants and agrees that the payment of any and all of the Subordinate Debt shall be subordinate and subject in right of payment, to the extent and in the manner hereinafter set forth, to the prior Payment in Full of the Senior Debt. Each holder of Senior Debt, whether now outstanding or hereafter created, incurred, assumed or guaranteed, shall be deemed to have acquired Senior Debt in reliance upon the provisions contained in this Agreement.

3.             Order of Payment; Insolvency Proceedings

Upon any distribution of the assets of the Debtor in the event of any Insolvency Proceeding:

(a)                                 all Senior Debt shall first be Paid in Full, or provision made for such payment, before any payment is made on account of the Subordinated Debt Documents;

(b)                                 any payment or distribution of assets of the Debtor, whether in cash, property or securities, to which the holders of Subordinate Debt would be entitled except for the terms and provisions hereof, shall be paid or delivered by the trustee in bankruptcy, receiver, assignee for the benefit of creditors, or other liquidating agent making such payment or distribution, directly to the holders of the Total Senior Debt or their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing any of such Total Senior Debt may have been issued, to the extent necessary for the Payment in Full of all Total Senior Debt after giving effect to any concurrent payment or distribution, or provision therefore, to the holders of such Total Senior Debt, and the Subordinate Creditor hereby irrevocably authorizes, empowers and directs the Senior Creditors to demand, sue for, collect and receive every such payment or distribution;

(c)                                  the Subordinate Creditor agrees to execute and deliver to the Senior Creditors or their representative(s) all such further instruments confirming the authorization referred to in foregoing clause (b);

(d)                                 the Subordinate Creditor agrees not to initiate or prosecute any claim, action or other proceeding challenging the enforceability of the Senior Debt Documents or any liens and security interests that may secure the Senior Debt;

(e)                                  the Subordinate Creditor agrees not to object to any borrowing by the Debtor from any Senior Creditor, or to any grant of a lien or security interest by any Person in favour of the Senior Creditors (or any agent therefor); and

(f)                                   the Subordinate Creditor agrees to execute, verify, deliver and file any proofs of claim in respect of the Subordinate Debt as may be required in connection with any Insolvency Proceeding and hereby irrevocably authorizes, empowers and appoints the Administrative Agent (as agent for the Senior Creditors) as its agent and attorney-in-fact to (i) execute, verify, deliver and file such proofs of claim upon the failure of the Subordinate Creditor to promptly do so (and, in any event, prior to 15 days before the expiration of the time to file any such proof), and (ii) vote such claim in any such Insolvency Proceeding upon the failure of the Subordinate Creditor to do so prior to 15 days before the expiration of the time to vote any such claim; provided that none of the Administrative Agent nor the Senior Creditors shall have any obligation to execute, verify, deliver, file and/or vote any such proof of claim. In the event that the Administrative Agent votes any claim in accordance with the authority granted hereby, the Subordinate Creditor shall not be entitled to change or withdraw such vote. The Senior Debt shall continue to be treated as Senior Debt and the provisions of this Agreement shall continue to govern the relative rights and priorities of Senior Creditors and the Subordinate Creditor even if all or part of the Senior Debt or any security interests securing the Senior Debt are subordinated, set aside, avoided or disallowed in connection with any such Insolvency Proceeding and this Agreement shall be reinstated if at any time any payment of any of the Senior Debt is rescinded or must otherwise be returned by any holder of Senior Debt or any representative of such holder.

4.             Restricted Payments; Permitted Payments; No Payment upon Senior Default

The Debtor may not make and the Subordinate Creditor may not receive any payments (including on account of principal, interest, premium, fees or otherwise) or any other amount due with respect to the Subordinate Debt if, at the time of or immediately after giving effect to such payment a Senior Default exists and such Senior Default shall not have been cured or waived in accordance with the terms of the Senior Debt Documents (the period during which such conditions exists being referred to as a “Blockage Period”). The Debtor may resume payments (and may make any payments missed due to the existence of a Blockage Period) in respect of the Subordinate Debt or any judgment with respect thereto upon the expiration of the Blockage Period, whether by cure or waiver of the applicable Senior Default or payment of the Senior Debt in full.

The provisions of this Section 4 shall not apply to any payment with respect to which Section 3 would be applicable. Except as otherwise set out in Sections 3 and 4, the Debtor is permitted to pay all or any part of the Subordinate Debt outstanding from time to time.

5.             Restriction on Action by Subordinate Creditor

Until the Senior Debt is Paid in Full, the Subordinate Creditor shall not, without the prior written consent of the Required Lenders (as that term is defined in the Credit Agreement), take any Enforcement Action (excluding receipt and retention of payments permitted pursuant to Section 4 hereof) with respect to the Subordinate Debt. Notwithstanding the foregoing, if Insolvency Proceedings have been initiated by the Debtor or any person other than the Subordinate Creditor, the Subordinate Creditor will be permitted to accelerate the Subordinated Debt and make a demand therefor solely for the purposes of making or preserving a claim in the Insolvency Proceedings.

6.             Incorrect Payments

If any payment or distribution on account of the Subordinate Debt not permitted to be made by the Debtor under the terms of this Agreement is made, such payment or distribution shall not be commingled with any asset of the Subordinate Creditor, shall be held in trust by the Subordinate Creditor for the benefit of Senior Creditors and the other holders of the Total Senior Debt, and shall be promptly paid over to the Administrative Agent (on behalf of the Senior Creditors), for application (in accordance with the Credit Agreement) to the payment of the Senior Debt then remaining unpaid, until all of the Senior Debt is Paid in Full.

7.             Sale, Transfer, etc.

The Subordinate Creditor shall not sell, assign, pledge, dispose of or otherwise transfer all or any portion of the Subordinate Debt or any Subordinate Debt Document unless prior to the consummation of any such action, the transferee thereof shall execute and deliver to the Administrative Agent an agreement substantially identical to this Agreement (or an acknowledgement of this Agreement), providing for the continued subordination of the Subordinate Debt to the Senior Debt as provided for herein and for the continued effectiveness of all of the rights of the Senior Creditors arising under this Agreement. Notwithstanding the failure to execute or deliver any such agreement, the subordination effected hereby shall survive any sale, assignment, pledge, disposition or other transfer of all or any portion of the Subordinate Debt, and the terms of this Agreement shall be binding upon the successors and assigns of the Subordinate Creditor.

8.             Rights of Senior Creditors Not Impaired

No right of any present or future holder of any Senior Debt to enforce the subordination herein will at any time or in any way be prejudiced or impaired by any act or failure to act on the part of the Debtor or by any non-compliance by the Debtor with the terms, provisions and covenants of this Agreement, regardless of any knowledge thereof which any such holder may have or be otherwise charged with.

9.             Altering the Senior Debt

Notwithstanding anything to the contrary in any Subordinated Debt Document, the holders of the Senior Debt have the right to extend, renew, modify or amend the terms of the Senior Debt or any security therefor and to release, sell or exchange such security and otherwise to deal freely with the Debtor, all without notice to or consent of the Subordinate Creditor without affecting the liabilities and obligations of the parties to this Agreement or the Senior Creditors.

10.          Continued Effectiveness of this Agreement

The terms of this Agreement, the subordination effected hereby, and the rights and the obligations of the Subordinate Creditor, the Debtor and the Senior Creditors arising hereunder shall not be affected, modified or impaired in any manner or to any extent by: (a) any amendment or modification of or supplement to the Credit Agreement, any of the other Senior Debt Documents or any of the Subordinate Debt Documents; (b) the validity or enforceability of any of such documents; or (c) any exercise or non-exercise of any right, power or remedy under or in respect of the Senior Debt Documents or the Subordinate Debt Documents or any of the instruments or documents referred to in clause (a) above. The Subordinate Creditor hereby acknowledges that the provisions of this Agreement are intended to be enforceable at all times, whether before the commencement of, after the commencement of, in connection with or premised on the occurrence of an Insolvency Proceeding.

11.          Cumulative Rights, No Waiver

Each and every right, remedy and power granted to Administrative Agent or the Senior Creditors hereunder shall be cumulative and in addition to any other right, remedy or power specifically granted herein, in the Credit Agreement or the other Senior Debt Documents or now or hereafter existing in equity, at law, by virtue of statute or otherwise, and may be exercised by the Senior Creditors, from time to time, concurrently or independently and as often and in such order as the Senior Creditors may deem expedient. Any failure or delay on the part of Senior Creditors in exercising any such right, remedy or power, or abandonment or discontinuance of steps to enforce the same, shall not operate as a waiver thereof or affect the rights of the Administrative Agent or the Senior Creditors thereafter to exercise the same, and any single or partial exercise of any such right, remedy or power shall not preclude any other or further exercise thereof or the exercise of any other right, remedy or power, and no such failure, delay, abandonment or single or partial exercise of the rights of the Senior Creditors hereunder shall be deemed to establish a custom or course of dealing or performance among the parties hereto.

12.          Modification

Any modification or waiver of any provision of this Agreement, or any consent to any departure by the Subordinate Creditor therefrom, shall not be effective in any event unless the same is in writing and signed by the Administrative Agent on behalf of the Senior Creditors, and then such modification, waiver or consent shall be effective only in the specific instance and for the specific purpose given. Any notice to or demand on the Subordinate Creditor in any event not specifically required of the Administrative Agent or the Senior Creditors hereunder shall not entitle the Subordinate Creditor to any other or further notice or demand in the same, similar or other circumstances unless specifically required hereunder.

13.          Notices

Unless otherwise specifically provided herein, any notice or other communication provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by facsimile in each case to the addressee, as follows:

(a)                                 If to the Debtor:

•

Attention: •
Facsimile: •

(b)                                 If to the Subordinate Creditor:

•

Attention: •
Facsimile: •

(c)                                  If to the Senior Creditors or the Administrative Agent:

The Toronto-Dominion Bank
Corporate Credit Realty Group
TD Tower, 9th Floor
66 Wellington St. West
Toronto, ON M5K 1A2

Attention: Director
Facsimile: 416-944-6976

Any party hereto may change its address or facsimile number for notices and other communications hereunder by notice to the other parties hereto. All notices and other communications given to any party hereto in accordance with the provisions of this Agreement shall be deemed to have been given on the date of receipt.

14.          Termination

This Agreement shall terminate upon the earlier of (i) the indefeasible Payment in Full of the Senior Debt and the termination of all commitments and obligations of the Senior Creditors under the Senior Debt Documents and (ii) the indefeasible Payment in Full of the Subordinated Debt in accordance with the terms of this Agreement and the termination of all commitments and obligations of the Subordinate Creditor under the Subordinated Debt Documents, provided, that should any payment be rescinded or invalidated, this Agreement shall continue.

15.          Successors and Assigns

This Agreement shall inure to the benefit of the successors and assigns of the Senior Creditors and shall be binding upon the successors and permitted assigns of the Subordinate Creditor and the Debtor. Without limitation, in the event of a Conversion Transaction pursuant to which a new Person succeeds the Debtor under the Senior Debt Documents and the Subordinated Debt Documents, this Agreement shall continue in full force and effect to the benefit of the Senior Creditors.

16.          Further Assurances

The Subordinate Creditor, at any time and from time to time, after the execution and delivery of this Agreement, will promptly execute and deliver such further documents and do such further acts and things as the Administrative Agent may reasonably request in order to fully effect the purposes of this Agreement.

17.          Severability

Any provision of this Agreement held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof, and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

18.          Governing Law

This Agreement shall be construed in accordance with and governed by the Laws of the Province of Ontario.

19.          Headings

The paragraph headings used in this Agreement are for convenience only and shall not affect the interpretation of any of the provisions hereof.

20.          Counterparts

This Agreement may be executed in one or more counterparts and by the different parties hereto on separate counterparts, each of which, when so executed, will be deemed to be an original; such counterparts, together will constitute one and the same agreement. This Agreement may be executed and delivered by facsimile or e-mail PDF transmission of a manually signed counterparty.

[Signature Page Follows]

•

Per:
Name:
Title:

Per:
Name:
Title:

•

Per:
Name:
Title:

Per:
Name:
Title:

[Subordination and Postponement Agreement]

APPENDIX G

FORM OF U.S. TAX COMPLIANCE CERTIFICATES

APPENDIX G-1

(For Foreign Lenders That Are Not Partnerships For U.S. Federal Income Tax Purposes)

U.S. TAX COMPLIANCE CERTIFICATE

Reference is hereby made to the credit agreement dated as of March 18, 2014 (as amended, supplemented or otherwise modified from time to time, the “Credit Agreement”), between BPY Bermuda Holdings Limited, BPY Bermuda Holdings II Limited, Brookfield BPY Holdings Inc., Brookfield BPY Property Holdings I LLC, Brookfield BPY Property Holdings II LLC, Brookfield BPY Retail Holdings II Inc., Brookfield BPY Retail Holdings I LLC, Brookfield BPY Retail Holdings II LLC, Brookfield BPY Retail Holdings III LLC, Brookfield Property Split Corp., Brookfield BPY Finco ULC and Brookfield Office Properties Exchange LP, as Borrowers, Brookfield Property Partners L.P. and Brookfield Property L.P., as Guarantors, the lenders party thereto from time to time and The Toronto-Dominion Bank, as administrative agent and issuing bank.

Pursuant to the provisions of Section 11.07 of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record and beneficial owner of the Loan(s) (as well as any note(s) evidencing such Loan(s)) in respect of which it is providing this certificate, (ii) it is not a bank within the meaning of Section 881(c)(3)(A) of the IRC, (iii) it is not a ten percent shareholder of any of the Borrowers within the meaning of Section 871(h)(3)(B) of the IRC and (iv) it is not a controlled foreign corporation related to any of the Borrowers as described in Section 881(c)(3)(C) of the IRC.

The undersigned has furnished the Borrowers with a certificate of its non-U.S. Person status on IRS Form W-8BEN. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform the Borrowers, and (2) the undersigned shall have at all times furnished the Borrowers with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments.

Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

[NAME OF LENDER]

By:
Name:
Title:

Date:                                      , 2013

APPENDIX G-2

(For Foreign Participants That Are Not Partnerships For U.S. Federal Income Tax Purposes)

U.S. TAX COMPLIANCE CERTIFICATE

Reference is hereby made to the credit agreement dated as of March 18, 2014 (as amended, supplemented or otherwise modified from time to time, the “Credit Agreement”), between BPY Bermuda Holdings Limited, BPY Bermuda Holdings II Limited, Brookfield BPY Holdings Inc., Brookfield BPY Property Holdings I LLC, Brookfield BPY Property Holdings II LLC, Brookfield BPY Retail Holdings II Inc., Brookfield BPY Retail Holdings I LLC, Brookfield BPY Retail Holdings II LLC, Brookfield BPY Retail Holdings III LLC, Brookfield Property Split Corp., Brookfield BPY Finco ULC and Brookfield Office Properties Exchange LP, as Borrowers, Brookfield Property Partners L.P. and Brookfield Property L.P., as Guarantors, the lenders party thereto from time to time and The Toronto-Dominion Bank, as administrative agent and issuing bank.

Pursuant to the provisions of Section 11.07 of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record and beneficial owner of the participation in respect of which it is providing this certificate, (ii) it is not a bank within the meaning of Section 881(c)(3)(A) of the IRC, (iii) it is not a ten percent shareholder of any of the Borrowers within the meaning of Section 871(h)(3)(B) of the IRC, and (iv) it is not a controlled foreign corporation related to any of the Borrowers as described in Section 881(c)(3)(C) of the IRC.

The undersigned has furnished its participating Lender with a certificate of its non-U.S. Person status on IRS Form W-8BEN. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform such Lender in writing, and (2) the undersigned shall have at all times furnished such Lender with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments.

Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

[NAME OF PARTICIPANT]

By:
Name:
Title:

Date:                                             , 2013

APPENDIX G-3

(For Foreign Participants That Are Partnerships For U.S. Federal Income Tax Purposes)

U.S. TAX COMPLIANCE CERTIFICATE

Reference is hereby made to the credit agreement dated as of March 18, 2014 (as amended, supplemented or otherwise modified from time to time, the “Credit Agreement”), between BPY Bermuda Holdings Limited, BPY Bermuda Holdings II Limited, Brookfield BPY Holdings Inc., Brookfield BPY Property Holdings I LLC, Brookfield BPY Property Holdings II LLC, Brookfield BPY Retail Holdings II Inc., Brookfield BPY Retail Holdings I LLC, Brookfield BPY Retail Holdings II LLC, Brookfield BPY Retail Holdings III LLC, Brookfield Property Split Corp., Brookfield BPY Finco ULC and Brookfield Office Properties Exchange LP, as Borrowers, Brookfield Property Partners L.P. and Brookfield Property L.P., as Guarantors, the lenders party thereto from time to time and The Toronto-Dominion Bank, as administrative agent and issuing bank.

Pursuant to the provisions of Section 11.07 of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record owner of the participation in respect of which it is providing this certificate, (ii) its direct or indirect partners/members are the sole beneficial owners of such participation, (iii) with respect such participation, neither the undersigned nor any of its direct or indirect partners/members is a bank extending credit pursuant to a loan agreement entered into in the ordinary course of its trade or business within the meaning of Section 881(c)(3)(A) of the IRC, (iv) none of its direct or indirect partners/members is a ten percent shareholder of any of the Borrowers within the meaning of Section 871(h)(3)(B) of the IRC and (v) none of its direct or indirect partners/members is a controlled foreign corporation related to any of the Borrowers as described in Section 881(c)(3)(C) of the IRC.

The undersigned has furnished its participating Lender with IRS Form W-8IMY accompanied by one of the following forms from each of its partners/members that is claiming the portfolio interest exemption: (i) an IRS Form W-8BEN or (ii) an IRS Form W-8IMY accompanied by an IRS Form W-8BEN from each of such partner’s/member’s beneficial owners that is claiming the portfolio interest exemption. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform such Lender and (2) the undersigned shall have at all times furnished such Lender with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments.

Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

[NAME OF PARTICIPANT]

By:
Name:
Title:

Date:                                             , 2013

APPENDIX G-4

(For Foreign Lenders That Are Partnerships For U.S. Federal Income Tax Purposes)

U.S. TAX COMPLIANCE CERTIFICATE

Reference is hereby made to the credit agreement dated as of March 18, 2014 (as amended, supplemented or otherwise modified from time to time, the “Credit Agreement”), between BPY Bermuda Holdings Limited, BPY Bermuda Holdings II Limited, Brookfield BPY Holdings Inc., Brookfield BPY Property Holdings I LLC, Brookfield BPY Property Holdings II LLC, Brookfield BPY Retail Holdings II Inc., Brookfield BPY Retail Holdings I LLC, Brookfield BPY Retail Holdings II LLC, Brookfield BPY Retail Holdings III LLC, Brookfield Property Split Corp., Brookfield BPY Finco ULC and Brookfield Office Properties Exchange LP, as Borrowers, Brookfield Property Partners L.P. and Brookfield Property L.P., the lenders party thereto from time to time and The Toronto-Dominion Bank, as administrative agent and issuing bank.

Pursuant to the provisions of Section 11.07 of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record owner of the Loan(s) (as well as any note(s) evidencing such Loan(s)) in respect of which it is providing this certificate, (ii) its direct or indirect partners/members are the sole beneficial owners of such Loan(s) (as well as any note(s) evidencing such Loan(s)), (iii) with respect to the extension of credit pursuant to this Credit Agreement or any other Loan document, neither the undersigned nor any of its direct or indirect partners/members is a bank extending credit pursuant to a loan agreement entered into in the ordinary course of its trade or business within the meaning of Section 881(c)(3)(A) of the IRC, (iv) none of its direct or indirect partners/members is a ten percent shareholder of any of the Borrowers within the meaning of Section 871(h)(3)(B) of the IRC and (v) none of its direct or indirect partners/members is a controlled foreign corporation related to any of the Borrowers as described in Section 881(c)(3)(C) of the IRC.

The undersigned has furnished the Borrowers with IRS Form W-8IMY accompanied by one of the following forms from each of its partners/members that is claiming the portfolio interest exemption: (i) an IRS Form W-8BEN or (ii) an IRS Form W-8IMY accompanied by an IRS Form W-8BEN from each of such partner’s/member’s beneficial owners that is claiming the portfolio interest exemption. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform the Borrowers, and (2) the undersigned shall have at all times furnished the Borrowers with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments.

Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

[NAME OF LENDER]

By:
Name:
Title:

Date:                                             , 2013

APPENDIX H
NEW BORROWER ACCESSION

Reference is hereby made to the credit agreement dated as of March 18, 2014 (as amended, supplemented or otherwise modified from time to time, the “Credit Agreement”), between BPY Bermuda Holdings Limited, BPY Bermuda Holdings II Limited, Brookfield BPY Holdings Inc., Brookfield BPY Property Holdings I LLC, Brookfield BPY Property Holdings II LLC, Brookfield BPY Retail Holdings II Inc., Brookfield BPY Retail Holdings I LLC, Brookfield BPY Retail Holdings II LLC, Brookfield BPY Retail Holdings III LLC, Brookfield Property Split Corp., Brookfield BPY Finco ULC and Brookfield Office Properties Exchange LP, as Borrowers, Brookfield Property Partners L.P. and Brookfield Property L.P., as Guarantors, the lenders party thereto from time to time and The Toronto-Dominion Bank, as administrative agent and issuing bank.

Pursuant to Section 3.14 of the Credit Agreement, the undersigned hereby designates • as a Borrower. From and after the date hereof and subject to compliance with Section 3.14, • shall be a “Borrower” and “Obligor” under the Credit Agreement.

BROOKFIELD PROPERTY PARTNERS L.P., by its general partner, BROOKFIELD PROPERTY PARTNERS LIMITED

Per:
Name:
Title:

APPENDIX I

FORM OF ASSIGNMENT AND ASSUMPTION

This Assignment and Assumption (the “Assignment and Assumption”) is dated as of the Effective Date set out below and is entered into by and between [Insert name of Assignor] (the “Assignor”) and [Insert name of Assignee] (the “Assignee”). Capitalized terms used but not defined herein shall have the meanings given to them in the Credit Agreement identified below (as amended, supplemented or otherwise modified or restated from time to time, the “Credit Agreement”), receipt of a copy of which is hereby acknowledged by the Assignee. The Standard Terms and Conditions set out in Annex 1 attached hereto are hereby agreed to and incorporated herein by reference and made a part of this Assignment and Assumption as if set out herein in full.

For an agreed consideration, the Assignor hereby irrevocably sells and assigns to the Assignee, and the Assignee hereby irrevocably purchases and assumes from the Assignor, subject to and in accordance with the Standard Terms and Conditions and the Credit Agreement, as of the Effective Date inserted by the Administrative Agent as contemplated below (i) all of the Assignor’s rights and obligations in its capacity as a Lender under the Credit Agreement and any other documents or instruments delivered pursuant thereto to the extent related to the amount and percentage interest identified below of all of such outstanding rights and obligations of the Assignor under the respective facilities identified below (including any letters of credit included in such facilities) and (ii) to the extent permitted to be assigned under applicable law, all claims, suits, causes of action and any other right of the Assignor (in its capacity as a Lender) against any Person, whether known or unknown, arising under or in connection with the Credit Agreement, any other documents or instruments delivered pursuant thereto or the loan transactions governed thereby or in any way based on or related to any of the foregoing, including contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (i) above (the rights and obligations sold and assigned pursuant to clauses (i) and (ii) above being referred to herein collectively as the “Assigned Interest”). Such sale and assignment is without recourse to the Assignor and, except as expressly provided in this Assignment and Assumption, without representation or warranty by the Assignor.

1.	Assignor:

2.	Assignee:

3.	Borrowers:

4.	Administrative Agent:	The Toronto-Dominion Bank, as the administrative agent under the Credit Agreement

5.	Credit Agreement:

The credit agreement dated as of March 18, 2014 (as amended, supplemented or otherwise modified from time to time, the “Credit Agreement”), between BPY Bermuda Holdings Limited, BPY Bermuda Holdings II Limited, Brookfield BPY Holdings Inc., Brookfield BPY Property Holdings I LLC, Brookfield BPY Property Holdings II LLC, Brookfield BPY Retail Holdings II Inc., Brookfield BPY Retail Holdings I LLC, Brookfield BPY Retail Holdings II LLC, Brookfield BPY Retail Holdings III LLC, Brookfield Property Split Corp., Brookfield BPY Finco ULC and Brookfield Office Properties Exchange LP, as Borrowers, Brookfield Property Partners L.P. and Brookfield Property L.P., the lenders party thereto from time to time and The Toronto-Dominion Bank, as administrative agent and issuing bank.

6.	Assigned Interest:

Aggregate Amount of Commitment / Loans for all Lenders		Amount of Commitment / Loans Assigned		Percentage Assigned of Commitment / Loans
$	•	$	•	•	%
$	•	$	•	•	%
$	•	$	•	•	%

Effective Date:                                                              , 20           [TO BE INSERTED BY ADMINISTRATIVE AGENT AND WHICH SHALL BE THE EFFECTIVE DATE OF RECORDATION OF TRANSFER IN THE REGISTER THEREFOR.]

The terms set out in this Assignment and Assumption are hereby agreed to:

ASSIGNOR

[NAME OF ASSIGNOR]

By:
Name:
Title:

I-2

ASSIGNEE

[NAME OF ASSIGNEE]

By:
Name:
Title:

Acknowledged:	THE TORONTO DOMINION BANK, as Administrative Agent

By:
Name:
Title:

	By	Name:
Title:

Acknowledged:	THE TORONTO DOMINION BANK, as Issuing Bank

By:
Name:
Title:

	By	Name:
Title:

I-3